    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1999

                                                      REGISTRATION NO. 333-80447
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-1

                                       ON



                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                                PUBLICARD, INC.
             (Exact name of registrant as specified in its charter)

            PENNSYLVANIA                              3577                               23-0991870
  (State or other jurisdiction of         (Primary Standard Industrial      (I.R.S. Employer Identification No.)
   incorporation or organization)         Classification Code Number)

                            75 KINGS HIGHWAY CUTOFF
                                  FIFTH FLOOR
                          FAIRFIELD, CONNECTICUT 06430
                                 (203) 368-6800
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JAMES J. WEIS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                PUBLICARD, INC.
                            75 KINGS HIGHWAY CUTOFF
                                  FIFTH FLOOR
                          FAIRFIELD, CONNECTICUT 06430
                                 (203) 368-6800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                            JOEL I. GREENBERG, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS
                                  PRACTICABLE
              AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] --------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] --------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. OUR SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                4,848,309 SHARES

                                  COMMON STOCK
                                PUBLICARD, INC.


Certain of our shareholders identified in this prospectus are offering for sale from time to time under this prospectus up to 4,848,309 shares of our common stock, including shares issuable upon exercise of options held by certain of those shareholders. The selling shareholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 73. We will not receive any portion of the proceeds from the sale of these shares.



Our common stock is traded on the Nasdaq National Market under the symbol "CARD." On August 13, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $7.0625 per share.


SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 1999

     We have filed with the SEC a registration statement on Form S-1 and amendments to that registration statement, including a post-effective amendment on Form S-3, relating to the common stock being offered. This prospectus is filed as part of the registration statement. Other parts of the registration statement are omitted from this prospectus. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. For a more complete description of the matter involved, you should read the entire contract or other document, as applicable.



     We are required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information at the SEC's public reference facilities:



       WASHINGTON, D.C.                    NEW YORK                         CHICAGO
        Judiciary Plaza
    450 Fifth Street, N.W.         Seven World Trade Center             Citicorp Center
           Room 1024                      Suite 1300                500 West Madison Street
    Washington, D.C. 20549         New York, New York 10048               Suite 1400
                                                                 Chicago, Illinois 60661-2511



     You may call 1-800-SEC-0330 for further information about the public reference facilities. For a fee, the SEC will send copies of any of our filings to you. In addition, our filed reports, proxy statements and other information are contained in the Internet website maintained by the SEC. The address is http://www.sec.gov.



     Our common stock is quoted on the Nasdaq National Market under the symbol "CARD," and our SEC filings can also be read at the following address:



                               Nasdaq Operations


                              1735 K Street, N.W.


                             Washington, D.C. 20006



     The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:



     - our Annual Report on Form 10-K for the year ended December 31, 1998, as amended;



     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and



     - our Current Reports on Form 8-K dated February 5, 1999, February 26, 1999, March 8, 1999, April 27, 1999 and May 6, 1999.



     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:



                                PubliCARD, Inc.


                            75 Kings Highway Cutoff


                                  Fifth Floor


                          Fairfield, Connecticut 06430


                          Attention: Antonio L. DeLise


                                 (203) 368-6800

                               TABLE OF CONTENTS


Prospectus Summary..........................................    3
Risk Factors................................................    8
Use of Proceeds.............................................   17
Dividend Policy.............................................   18
Price Range of Common Stock.................................   19
Capitalization..............................................   20
Selected Financial Data.....................................   21
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................   23
Forward-Looking Statements..................................   28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   28
Market Risk.................................................   35
Business....................................................   36
Management..................................................   55
Executive Compensation......................................   57
Certain Transactions........................................   61
Principal Shareholders......................................   62
Selling Shareholders........................................   64
Description of Capital Stock................................   67
Shares Eligible for Future Sale.............................   72
Plan of Distribution........................................   73
Legal Matters...............................................   73
Experts.....................................................   73


     In this prospectus, unless we indicate otherwise, "we," "us," "our" and "PubliCARD" refer to PubliCARD, Inc. and our subsidiaries.

     PubliCARD was incorporated in the Commonwealth of Pennsylvania in 1913. Our principal executive offices are located at 75 Kings Highway Cutoff, Fifth Floor, Fairfield, Connecticut 06430. Our telephone number is (203) 368-6800.

                               PROSPECTUS SUMMARY

     This summary highlights information contained in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                                  OUR BUSINESS

     PubliCARD entered the smart card industry in early 1998 by acquiring the first of several technology businesses that currently offer and are continuing to develop solutions for conditional access and security, payment system and data storage needs of a number of growth industries. In our technology business, we design, develop, manufacture and market smart card-based hardware and smart card-enabled software for a growing variety of applications for industries in the United States and worldwide. Frost & Sullivan estimates that approximately $2.1 billion in smart cards will be sold worldwide in 2002, compared to $1.1 billion in 1997, and that approximately $310 million in smart cards will be sold in North America in 2002, compared to $33 million in 1997. By 2002, smart card readers, software and system integration revenues will comprise approximately three quarters of the total revenue for the world smart card industry, while one quarter of smart card industry revenues will be comprised of smart card sales, according to Frost & Sullivan. We believe the smart card industry is poised for growth because smart cards and smart card-based systems provide portable and improved security for the Internet and other remote delivery channels, rapid and secure off-line processing without reliance on high volume on-line networks and management of multiple applications and services on a single card. We believe that the Internet and the development of operating standards and systems will be the catalysts of the smart card industry's growth.

     We develop smart cards, smart card readers, smart card value transfer stations, operating systems for smart cards and smart card-related application software. Our smart card products are used predominately for conditional access and security systems, payment systems, loyalty programs and data storage systems. Our smart card products are used in many industries, including information technology, pay television, transportation, commercial laundry and retail (including electronic commerce).

     We also develop and manufacture Portable Computer Memory Card International Association ("PCMCIA") products, hard disk duplicators and digital camera flash film readers, which are sold to original equipment manufacturers, value-added resellers, value-added distributors and end users.

     Our objective is to become a leading provider of smart card solutions for a variety of growth industries. Key elements of our strategy include the following:

     - FOCUS ON DIFFERENTIABLE, VALUE-ADDED PRODUCTS AND TECHNOLOGIES. We intend to focus on smart card hardware, software, systems integration services and customized card production rather than on the production of commodity items such as banking cards and prepaid telephone cards.

     - OFFER SOLUTIONS FOR A VARIETY OF INDUSTRIES. We have adopted a strategy of developing smart card solutions for a variety of industries, including industries for which standards are evolving as well as those for which efforts towards standardization are not as visible.

     - BUILD TECHNOLOGY BASE. We have acquired intellectual property and technical expertise in many aspects of the smart card industry, which we intend to leverage to develop new products, enhance our existing product offerings and reduce our reliance on outside suppliers.

     - ACQUIRE COMPANIES WITH COMPLEMENTARY TECHNOLOGIES, PRODUCTS AND CUSTOMER BASES. We intend to acquire businesses that have developed smart card products, services and technologies which broaden and strengthen our presence in our distribution channels and in new markets.

     - BUILD BRAND RECOGNITION. We have begun the process of building brand identity around the PubliCARD name with the objective of being recognized as a leading smart card solution provider in the U.S. and around the world. We have linked and intend to migrate the identities of our technology-related subsidiaries to the PubliCARD brand name over time.

     - INCREASE PENETRATION OF EXISTING CUSTOMER BASE. We intend to cross-sell additional technologies, products and services to the customer bases of our individual subsidiaries.

     - BUILD STRATEGIC ALLIANCES AND RELATIONSHIPS. We intend to form strategic relationships with a number of key industry players in order to gain access to additional technology and to expand our marketing and sales distribution efforts.

     - LEVERAGE MANUFACTURING CAPABILITIES. We have begun to use the Chester, Connecticut manufacturing facility of our wholly-owned subsidiary, Greenwald Industries, Inc., to meet the manufacturing requirements of certain of our other subsidiaries.

     Our other principal business, coin products, primarily targets the commercial laundry appliance industry, although we also manufacture and sell our coin products to the amusement and games industry. We manufacture coin chutes, timer mechanisms, electronic drop meters, electronic circuit boards and coin boxes. We believe that Greenwald Industries is the leading designer and manufacturer of coin meter systems used in the commercial laundry appliance industry. Our coin products customers include Whirlpool Corp., General Electric, Maytag, Web Service, Coinmach, Sears and Roebuck, Alliance Laundry Systems and Mac-Gray. While coin products accounted for 93% of our revenues in 1998, we expect that percentage to decline significantly in the future as our sales of technology products increase.

                                 THE SECURITIES


Common stock offered by selling
  shareholders..............................    4,848,309 shares, including shares
                                                underlying stock options (1)
Common stock outstanding prior to this
  offering..................................    18,349,809 shares (2)
Nasdaq National Market symbol...............    CARD


---------------
(1) Assumes the maximum number of shares offered by the selling shareholders under this prospectus is sold.

(2) Does not include:


     - an aggregate of 5,777,457 shares of common stock issuable upon the exercise of certain outstanding options and warrants, of which 247,500 options, and warrants exercisable into 1,479,281 shares, are currently exercisable at an average weighted price of $2.53 per share;


     - an additional 606,500 shares which are reserved for issuance pursuant to our stock option plans; and

     - 56,666 shares of restricted stock.

     See "Executive Compensation -- Stock Option Plans" and "Shares Eligible for Future Sale."

                             SUMMARY FINANCIAL DATA


     The summary financial data presented below for the five-year period ended December 31, 1998 have been derived from our Consolidated Financial Statements, which have been audited by Arthur Andersen LLP. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related Notes thereto included elsewhere in this prospectus and the documents incorporated by reference into this prospectus.



                                                          YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------
                                          1994        1995        1996         1997         1998
                                        ---------   ---------   ---------    ---------    ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.............................  $  16,015   $  16,680   $  15,486    $  17,039    $  16,519
Cost of sales.........................     13,109      12,654      11,659       11,264       10,906
                                        ---------   ---------   ---------    ---------    ---------
  Gross margin........................      2,906       4,026       3,827        5,775        5,613
                                        ---------   ---------   ---------    ---------    ---------
Operating expenses:
  General and administrative..........      4,494       5,105       6,338        4,976        5,488
  Sales and marketing.................        687         700         768          796          792
  Product development.................        181         138         235          441          740
  In-process research and
    development.......................         --          --          --           --        2,800(1)
  Goodwill amortization...............         42          42          42           42          225
  Warrant expense.....................         --          --          --          768(2)        --
  Relocation charge...................         --          --       1,596(3)        --           --
                                        ---------   ---------   ---------    ---------    ---------
                                            5,404       5,985       8,979        7,023       10,045
                                        ---------   ---------   ---------    ---------    ---------
Income (loss) from operations.........     (2,498)     (1,959)     (5,152)      (1,248)      (4,432)
                                        ---------   ---------   ---------    ---------    ---------
Other income (expense):
  Interest income.....................        309         138         476          683          551
  Interest expense....................     (3,026)     (1,877)       (815)        (370)        (339)
  Cost of
    pensions -- nonoperating(4).......       (768)       (744)       (769)        (768)        (846)
  Other (expense) income..............        231        (290)        203         (200)      (1,021)(5)
                                        ---------   ---------   ---------    ---------    ---------
                                           (3,254)     (2,773)       (905)        (655)      (1,655)
                                        ---------   ---------   ---------    ---------    ---------
Income (loss) from continuing
  operations before income taxes......     (5,752)     (4,732)     (6,057)      (1,903)      (6,087)
Income tax benefit....................         --          --       2,544           --           --
                                        ---------   ---------   ---------    ---------    ---------
Income (loss) from continuing
  operations..........................     (5,752)     (4,732)     (3,513)      (1,903)      (6,087)
Discontinued operations(6):
  Income (loss) from discontinued
    operations, net of income taxes...      3,463       4,441       1,725          215           12
  Gain on sale of discontinued
    operations, net of income taxes...         --          --      12,783          609           --
                                        ---------   ---------   ---------    ---------    ---------
Net income (loss).....................  $  (2,289)  $    (291)  $  10,995    $  (1,079)   $  (6,075)
                                        =========   =========   =========    =========    =========
Basic earnings (loss) per common
  share:
  Continuing operations...............  $    (.39)  $    (.32)  $    (.23)   $    (.14)   $    (.44)
  Discontinued operations.............        .24         .30         .95          .06           --
                                        ---------   ---------   ---------    ---------    ---------
                                        $    (.15)  $    (.02)  $     .72    $    (.08)   $    (.44)
                                        =========   =========   =========    =========    =========

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1994       1995       1996       1997       1998
                                           -------    -------    -------    -------    -------
BALANCE SHEET DATA:
Working capital(7).......................  $17,771    $ 3,689    $18,679    $14,807    $19,417
Total assets.............................   36,857     33,832     30,923     25,929     39,928
Long-term debt, including current
  maturities.............................   14,869     10,226      1,714      1,272      1,138
Other non-current liabilities............   16,433     11,245     10,220      9,167      7,780
Shareholders' equity.....................   (2,616)    (2,594)    13,996     10,873     21,917



---------------


(1) Upon the consummation of the Tritheim acquisition in November 1998, we immediately expensed $2.8 million representing purchased in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Recent Acquisitions."


(2) Represents a non-cash charge associated with the modification and extension of certain common stock purchase warrants.

(3) Represents costs for severance, lease termination, plant and employee relocation, recruiting and training new personnel and temporary living allowances associated with Greenwald Industries' plant relocation.

(4) Represents pension costs related to discontinued product lines and related plant closings.

(5) Includes a $954,000 charge associated with the termination of a letter of intent to purchase five businesses in August 1998.

(6) The selected financial data for years prior to 1998 have been restated to reflect our subsidiary, Orr-Schelen-Mayerson & Associates, Inc. ("OSM"), as a discontinued operation. See Note 10 to the Notes to our Consolidated Financial Statements. Income from discontinued operations includes income from certain subsidiaries we disposed of in 1994, 1995 and 1996.

(7) Working capital represents current assets less current liabilities.

                                  RISK FACTORS

     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common stock. Some of the following risks relate principally to our business and the industries in which we operate. Other risks relate principally to the securities markets and ownership of our common stock.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially adversely affected. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO THE BUSINESS OF PUBLICARD


     WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW, AND WE HAVE ONGOING FUNDING OBLIGATIONS. We have incurred losses and experienced negative cash flow from operating activities in the past, and we expect to incur losses and experience negative cash flow from operating activities in the foreseeable future. We incurred losses from continuing operations in 1996, 1997, 1998 and the six months ended June 30, 1999 of approximately $3.5 million, $1.9 million, $6.1 million and $8.9 million, respectively. In addition, we experienced negative cash flow from continuing operating activities of $11.4 million, $3.0 million, $3.1 million and $5.7 million in 1996, 1997, 1998 and the six months ended June 30, 1999, respectively.


     We have been and may continue to be obligated to assume or extinguish obligations of the companies we recently acquired. We expect that these acquired companies will require ongoing funding to support the expansion of their sales and marketing efforts, new product development, working capital growth and capital expenditures.


     We also have continuing obligations to fund payments due under an environmental consent decree and an underfunded pension plan. As of June 30, 1999, we were required to make future aggregate payments of $2.8 million through April 2002 in connection with the environmental consent decree to which we are subject. Consistent with the general practices of environmental enforcement agencies, the consent decree does not eliminate our potential liability for remediation of contamination that had not been known at the time of the settlement. As of December 31, 1998, the present value of the accrued benefit liabilities of our pension plan exceeded the plan's assets by approximately $6.0 million. In addition to the cash contribution of approximately $1.0 million we expect to make to the plan in 1999, we are obligated to make continued contributions to the plan in accordance with the rules and regulations prescribed by the Employee Retirement Income Security Act of 1974. Future contribution levels depend in large measure on the mortality rate of plan participants and the investment return on the plan assets. For a discussion of these obligations and our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements.


     WE HAVE LIMITED EXPERIENCE IN THE SMART CARD MARKET. We acquired our first smart card company in February 1998, and in September 1998, our board of directors decided to significantly expand our presence in the smart card industry. We are therefore subject to the risks inherent in establishing a new business enterprise.

     THE MARKET FOR SMART CARD PRODUCTS IS NOT WELL DEVELOPED AND MAY NOT
GROW. Existing demand for smart card products in the United States is not large enough for all the companies seeking to engage in the smart card business to succeed. Current participants in the smart card business rely upon anticipated growth in demand, which may not occur. The success of the smart card industry depends on the ability of market participants, including our company, to convince governmental authorities, commercial enterprises and other potential system sponsors to adopt a smart card system in lieu of existing or alternative systems such as magnetic stripe card and paper-based systems. Smart card-based systems may not prove economically feasible for some potential system sponsors. For example, municipal transit authorities and colleges and universities, many of which use magnetic stripe card systems, may resist the introduction of smart card products. Moreover, a portion of the sales of smart card products will depend upon emerging communications and commerce networks, such as the Internet. We cannot assure you that there will be significant market opportunities for smart card systems in the United States or that the acceptance of smart card systems in other countries will be sustained. If the expected growth does not occur, our strategy will not be successful.

     THE MARKET'S ACCEPTANCE OF OUR PRODUCTS IS UNCERTAIN. Demand for, and market acceptance of, our products is subject to a high level of uncertainty due to rapidly changing technology, new product introductions and changes in customer requirements and preferences. The success of our products also depends upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

     We face the risk that smart card technology generally, and our products specifically, will not be chosen to replace existing technology or will not otherwise achieve market acceptance. With respect to our digital camera products, the market for digital photography is still in the early stages of development and there has not yet been broad acceptance of our products developed for that market.

     OUR FUTURE PROFITABILITY DEPENDS LARGELY UPON PRODUCTS THAT HAVE NOT YET PRODUCED ANY REVENUES. Certain of the technology companies we have recently acquired have products which we believe are viable, but which have not yet generated any material sales. Our future revenues and earnings depend in large part on the success of these products.

     OUR GROWTH STRATEGY FOCUSES ON ACQUISITIONS WHICH MAY INVOLVE RISKS. An important element of our growth strategy has been and continues to be the acquisition of businesses that complement, enhance or geographically expand our existing business segments, product lines or channels of distribution. The companies we have acquired have no prior history of operating as a combined enterprise and have experienced net losses prior to being acquired by us.

     In February 1998, we acquired, through a joint venture arrangement in Greenwald Intellicard, Inc., the assets and intellectual property of Intellicard Systems, Ltd. We currently own 65% of Greenwald Intellicard and have an option that becomes exercisable in 2000 to acquire the remaining interest. In November 1998, we acquired Tritheim Technologies, Inc. In February 1999, we acquired Amazing! Smart Card Technologies, Inc. and Greystone Peripherals, Inc.

     Our recently completed acquisitions, and our strategy generally, present a number of significant risks and uncertainties, including the risks that:

     - we will not be able to retain the employees or business relationships of acquired companies;

     - we will fail to realize any anticipated synergies or other cost reduction objectives expected from the acquisitions;

     - we will not be able to integrate the operations, products, personnel and facilities of any acquired company;

     - management's attention will be diverted to pursuing acquisition opportunities and integrating acquired products, technologies or companies and will be distracted from performing its regular responsibilities;

     - the companies we acquire will fail to achieve or sustain profitability;

     - we will incur or assume liabilities, including liabilities that are unknown or not fully known to us at the time of an acquisition; and

     - we will enter markets in which we have no prior experience.

     Additional acquisitions would require us to invest financial resources and may have a dilutive effect on our earnings or book value per share of common stock. We cannot assure you that we will consummate any acquisitions in the future, that financing required for future acquisitions will be available on acceptable terms or at all, or that any past or future acquisitions will not materially adversely affect our results of operations and financial condition.

     WE DEPEND ON A RELATIVELY SMALL NUMBER OF CUSTOMERS FOR A MAJORITY OF OUR REVENUES. Whirlpool Corp. accounted for approximately 13% of our revenues on a consolidated basis in 1998. We rely on a limited number of customers in the coin products segment of our business. We expect to continue to depend upon a relatively small number of customers for a majority of the revenues in our coin products segment.


     We generally do not enter into long-term supply commitments with our technology and coin products customers. Instead, we bid on a project basis and have supply contracts in place for each project. Significant reductions in sales to any of our largest customers would have a material adverse effect on our business. In addition, we generate significant accounts receivable and inventory balances in connection with providing products to our customers. A customer's inability to pay for our products could have a material adverse effect on our results of operations.

     WE DEPEND ON A RELATIVELY SMALL NUMBER OF SUPPLIERS IN OUR COIN PRODUCTS SEGMENT. We purchase mechanical coin chutes using our patented designs and proprietary tooling exclusively from one supplier in Taiwan. Our reliance on sole source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, late deliveries and poor component quality. We cannot assure you that we will be able to obtain our full requirements of such components in the future, that prices of such components will not increase and that problems with respect to quality and timely delivery will not occur. Disruption or termination of the supply of these components could delay shipments of our products, have a material adverse effect on our business and operations and damage our relationships with our customers and our reputation.

     WE DEPEND ON THIRD PARTY MANUFACTURERS WHO ARE OUTSIDE OF OUR CONTROL. We outsource manufacturing needs of a significant portion of our technology products to third party contract manufacturers. Outsourcing of manufacturing involves risks with respect to quality assurance, cost and the absence of close engineering support. In addition, financial, operational or supply problems encountered by the third party manufacturers we use or may use in the future, their subcontractors or their suppliers could result in our inability to obtain timely delivery, if at all, of finished products. Any such difficulties would adversely affect our financial results.

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO KEEP PACE WITH TECHNOLOGICAL CHANGES AND INTRODUCE NEW PRODUCTS IN A TIMELY MANNER. The smart card industry is subject to rapid technological change. Because new product development commitments must be made well in advance of actual sales, new product decisions must anticipate future demand as well as the speed and direction of technological change. Our ability to remain competitive will depend upon our ability to develop in a timely and cost effective manner new and enhanced products at competitive prices. New product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products and lower profit margins.

     Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

     - product selections;

     - timely and efficient completion of product design and development;

     - timely and efficient implementation of manufacturing processes;

     - effective sales, service and marketing;

     - price; and

     - product performance in the field.

     Our ability to develop new products also depends upon the success of our research and development efforts. Our research and development expenditures, on a pro forma basis for 1998, were $1.7 million, and are planned to increase substantially in the near term. We cannot assure you that these expenditures will lead to the development of viable products. We may need to devote substantially more resources to our research and development efforts in the future.


     THE DEMAND FOR THE MECHANICAL COIN METER SYSTEMS THAT WE MANUFACTURE IS DECLINING. We design and manufacture mechanical coin meter systems used primarily in the commercial laundry appliance industry. Sales of mechanical coin meter systems accounted for approximately 93% and 66% of our revenues in 1998 and for the six months ended June 30, 1999, respectively. Our sales of mechanical coin meter systems were $15.5 million, $17.0 million, $15.4 million and $7.6 million in 1996, 1997, 1998 and the six month period ended June 30, 1999, respectively. We expect the demand for the coin handling equipment that we manufacture to decline as advances are made towards the development of equipment utilizing electronic, smart card or other technologies.


     THE HIGHLY COMPETITIVE MARKETS IN WHICH WE OPERATE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS. The markets in which we operate are intensely competitive and characterized by rapidly changing technology. We compete against numerous companies, many of which have greater resources than we do, and we believe that competition is likely to intensify.

     We believe that the principal competitive factors affecting the smart card market are:

     - the extent to which products support industry standards and are capable of being operated or integrated with other products;

     - technical features and level of security;

     - strength of distribution channels;

     - price;

     - product reputation, reliability, quality, performance and customer support;

     - product features such as adaptability, functionality and ease of use; and

     - competitor reputation, positioning and resources.

     We cannot assure you that competitive pressures will not have a material adverse effect on our business and operating results. Many of our current and potential competitors have longer operating histories in the smart card industry and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of their products and technologies than our company. Additionally, there can be no assurance that new competitors will not enter our business segments. Increased competition would likely result in price reductions, reduced margins and loss of market share, any of which would have a material adverse effect on our business and operating results.

     We experience competition from a number of companies across our range of businesses. We also compete with original equipment manufacturers, peripheral equipment manufacturers and others that have greater resources than we do. See "Business -- Technology Products Business -- Competition."

     We believe that the principal competitive factors affecting our coin products business are:

     - quality of product;

     - delivery times;

     - ease of use;

     - marketing and customer service; and

     - price.

     In the coin products segment of our business, we compete with ESD, Set-O-Matic and Monarch, as well as alternative technologies including electronic systems and smart card products. We also experience indirect competition from certain of our customers that currently offer alternative products or are expected to introduce competitive products in the future.

     OUR LONG PRODUCT SALES CYCLES SUBJECT US TO RISK. Our products fall into two categories, those that are standardized and ready to install and use and those that require significant development efforts to implement within the purchasers' own systems. Those products requiring significant development efforts tend to be newly developed technologies that can represent major investments for customers. We rely on potential customers' internal review processes and systems requirements. The implementation of some of our products involves deliveries of small quantities for pilot programs and significant testing by the customers before firm orders are received for production volumes. For these more complex products, the sales process may take one year or longer, during which time we may expend significant financial, technical and management resources, without any certainty of a sale.


     WE MAY BE LIMITED IN OUR USE OF OUR FEDERAL NET OPERATING LOSS CARRYFORWARDS. As of June 30, 1999, we had federal net operating loss carryforwards, subject to review by the Internal Revenue Service, totaling approximately $80.0 million for federal income tax purposes, approximately $6.0 million of which will expire at the end of 1999, $12.0 million of which will expire at the end of 2000, $9.0 million of which will expire at the end of 2001 and $25.0 million of which will expire at the end of 2002. We do not expect to earn any significant taxable income prior to 2001, and may not do so until later. A federal net operating loss can generally be carried back two or three years and then forward fifteen or twenty years (depending on the year in which the loss was incurred), and used to offset taxable income earned by a company (and thus reduce its income tax liability).


     Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," the corporation's use of its net operating losses is limited in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder. We intend to issue a substantial number of shares of our common stock in connection with future acquisitions and public offerings. In addition, the exercise of outstanding warrants and certain options to purchase shares of our common stock may require us to issue additional shares of our common stock. The issuance of a significant number of shares of common stock could result in an "ownership change." If we were to experience such an "ownership change," we estimate that we would not be able to use a substantial amount of our available federal net operating loss carryforwards to reduce our taxable income.

     The extent of the actual future use of our federal net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

     OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES. Our success depends significantly upon our proprietary technology. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have a number of patent applications pending. We cannot assure you that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot assure you that the patents of others will not have a material adverse effect on our business and operating results.

     If our technology or products are determined to infringe upon the rights of others, and we were unable to obtain licenses to use the technology, we could be required to cease using the technology and stop selling the products. We may not be able to obtain a license in a timely manner on acceptable terms or at all. Any of these events would have a material adverse effect on our financial condition and results of operations.

     Patent disputes are common in technology-related industries. We cannot assure you that we will have the financial resources to enforce or defend a patent infringement or proprietary rights action. As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claim or litigation may be time-consuming and costly, cause product shipment delays or require us to redesign our products or require us to enter into royalty or licensing agreements. Any of these events would have a material adverse effect on our business and operating results. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary and intellectual property rights may not be adequate. There is a risk that our competitors will independently develop similar technology, duplicate our products or design around patents or other intellectual property rights.

     THE NATURE OF OUR PRODUCTS SUBJECTS US TO PRODUCT LIABILITY RISKS. Our customers may rely on certain of our current products and products in development to prevent unauthorized access to computer networks, personal computers, computer files, cellular telephones, digital video broadcasting, websites and real property. A malfunction of or design defect in certain of our products could result in tort or warranty claims. Although we attempt to reduce the risk of exposure from such claims through warranty disclaimers and liability limitation clauses in our sales agreements and by maintaining product liability insurance, we cannot assure you that these measures will be effective in limiting our liability for any damages. Any liability for damages resulting from security breaches could be substantial and could have a material adverse effect on our business and operating results. In addition, a well-publicized actual or perceived security breach involving our conditional access or security products could adversely affect the market's perception of our products in general, regardless of whether any breach is attributable to our products. This could result in a decline in demand for our products, which would have a material adverse effect on our business and operating results.

     WE MAY NOT BE ABLE TO ATTRACT AND RETAIN MANAGEMENT, TECHNICAL AND OTHER KEY PERSONNEL. Our future success depends on our ability to attract and retain management, technical and other key personnel at the corporate level and at each of our subsidiaries. We cannot assure you that we will be able to do so.

     Our ability to execute our acquisition and growth plan depends upon the continued services of Harry I. Freund, Chairman, Jay S. Goldsmith, Vice Chairman, James J. Weis, President and Chief Executive Officer and M. Richard Phillimore, Executive Vice President/Smart Card Businesses. Our ability to execute our strategic plan could be materially adversely affected should the services of any of these individuals cease to be available to us. None of these employees is subject to an agreement not to compete with us in the event his services are terminated. We cannot guarantee that we will be able to attract and retain our key personnel in the future. Failure to attract or retain key personnel could have a material adverse effect on our operations.


     YEAR 2000 COMPLIANCE ISSUES COULD NEGATIVELY IMPACT OUR BUSINESS. The Year 2000 issue concerns the potential exposures that our company and other companies have because certain computer systems, computer chips and hardware use two digits, rather than four, to define the applicable year. On January 1, 2000, these systems and programs may recognize the date as January 1, 1900 and may process data incorrectly or stop processing data altogether. In that event, our products or the products of our suppliers could fail to perform, which could result in claims against us and could otherwise have a material adverse effect on our business and operating results.



     We are in the process of assessing and attempting to remediate any Year 2000 issues relating to our information technology, embedded chips and business partners. We have conducted a process to identify and assess potential Year 2000 exposures to our business processes, infrastructure and communications. Our failure, or the failure of our suppliers, to be Year 2000 compliant may require us to establish relationships with alternative suppliers, which may not be available, and would otherwise have a material adverse effect on us.



     We currently estimate that the costs for defined Year 2000 remediation projects and for project management, inventory and identification of non-compliant systems will be less than $250,000. For more information on the Year 2000 issue, please turn to "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."


     OUR ARTICLES OF INCORPORATION AND BY-LAWS, CERTAIN CHANGE OF CONTROL AGREEMENTS, OUR RIGHTS PLAN AND PROVISIONS OF PENNSYLVANIA LAW COULD DETER TAKEOVER ATTEMPTS.

     Blank check preferred stock. Our board of directors has the authority to issue up to 136,566 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our common stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of our common stock. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control. Such preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, the issuance of the preferred stock could limit the price that investors might be willing to pay in the future for shares of our common stock and could have a material adverse effect on the market value of our common stock.

     Rights plan. Our rights plan entitles the registered holders of rights to purchase shares of our class A preferred stock upon the occurrence of certain events, and may have the effect of delaying, deferring or preventing a change of control.

     Change of control agreements. We are a party to change of control agreements which provide for payments to certain of our directors and executive officers under certain circumstances following a change of control. Since the change of control agreements require large cash payments to be made by any person effecting a change of control, these agreements may discourage takeover attempts.

     The change of control agreements provide that, if the services of any person party to a change of control agreement is terminated within three years following a change of control, that individual will be entitled to receive, in a lump sum within 10 days of the termination date, a payment equal to 2.99 times that individual's average annual compensation for the shorter of the five years preceding the change of control and the period the individual received compensation from us for personal services. Assuming a change of control were to occur at the present time, payments in the following amounts would be required:
Mr. Harry I. Freund -- $942,709; Mr. Jay S. Goldsmith -- $942,709; Mr. David L. Herman -- $394,376 and Mr. James J. Weis -- $1,419,180. If any such payment, either alone or together with others made in connection with the individual's termination, is considered to be an excess parachute payment under the Internal Revenue Code, the individual will be entitled to receive an additional payment in an amount which, when added to the initial payment, would result in a net benefit to the individual, after giving effect to excise taxes imposed by
Section 4999 of the Internal Revenue Code and income taxes on such additional payment, equal to the initial payment before such additional payment. We would not be able to deduct these payments for income tax purposes. See "Executive Compensation -- Employment and Change of Control Agreements."

     Pennsylvania law. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it difficult for a third party to acquire control of us, even if such change of control would be beneficial to our shareholders. See "Description of Capital Stock -- Pennsylvania Anti-Takeover Laws."

     Limited use of net operating loss carryforwards. As discussed in "-- We may be limited in our use of our federal net operating loss carryforwards," the potential loss of our available federal net operating loss carryforwards to reduce our taxable income in the event of an "ownership change" may have the effect of discouraging, or otherwise preventing, a change of control of our company.

     FLUCTUATIONS IN THE CURRENCY EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND THE NEW TAIWAN DOLLAR COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS. One of our principal suppliers is located in Taiwan. Our purchases from this supplier were approximately $2.1 million in 1998 and are expected to continue at that level in the future. As a result, a portion of our purchases is subject to certain risks, including tariffs and other trade barriers, currency exchange risks and exchange controls. These factors could have a material adverse effect on our business and operating results.

     Also, as a result of our Taiwanese purchases, a portion of our supply costs are subject to significant fluctuations based upon changes in the exchange rate of the new Taiwan dollar in relation to the U.S. dollar. We do not currently engage in hedging activities with respect to foreign currency exposure. Our management will continue to monitor our exposure to currency fluctuations and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations.

     WE ARE SUBJECT TO GOVERNMENT REGULATION. Market needs and competitive pressures require that our products contain mathematical methods used to protect data or establish the genuineness of data called cryptographic algorithms, in order to protect information and cash substitutes stored in smart cards. The U.S. and many other governments restrict the export of products containing "strong cryptography" for reasons of national security. In the case of the U.S., "strong cryptography" means any product exceeding 40 bits of symmetric algorithms or 512 bits of asymmetric algorithms. Companies wishing to export products of this nature are subject to a license requirement. Our PCDefender(TM) product uses a 448 bit symmetric key for its privacy function, and would therefore require a license for export. Currently, we do not export this product. However, if we decide to export PCDefender(TM), we could not do so without obtaining an export license. Export, import and usage of such cryptographic algorithms are subject to a large and changing body of regulations in the United States. Our failure to comply with any regulations that may be enacted with respect to cryptographic algorithms would have a material adverse effect on our business.

     Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases which may be used in our present or future assembly processes. Moreover, changes in such environmental rules and regulations may require us to invest in capital equipment and implement compliance programs in the future. Any failure by our company to comply with environmental rules and regulations, including the discharge of hazardous substances, would subject us to liabilities and would materially adversely affect our operations.

RISKS RELATED TO COMMON STOCK

     THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY. The stock market in general and the market for shares of technology companies in particular have recently experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. We believe that the principal factors that may cause price fluctuations are:

     - fluctuations in our financial results;

     - general conditions or developments in the technology and coin-products industries and the worldwide economy;

     - sales of our common stock into the marketplace;

     - the number of market makers for our common stock;

     - announcements of technological innovations or new or enhanced products by us or our competitors or customers;

     - a shortfall in revenue, gross margin, earnings or other financial results from operations or changes in analysts' expectations; and

     - developments in our relationships with our customers and suppliers.

     We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are adverse and unrelated to our performance.

     THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE IF A LARGE NUMBER OF SHARES IS SOLD IN THE FUTURE.

     Future sales of our common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants or otherwise, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of equity or equity-related securities. As of the date of this prospectus, the following number of shares of common stock will be issued or issuable:


Issued and outstanding......................................    18,349,809
Issuable upon exercise of currently-exercisable stock
  options and warrants(1)...................................     4,307,267
Issuable upon exercise of outstanding stock options and
  warrants, whether or not currently-exercisable(2).........     5,777,457
Restricted stock(3).........................................        56,666


---------------
(1) Currently exercisable at exercise prices ranging from $1.12 to $10.25 per share.


(2) Of these, 512,718 become exercisable during the remainder of 1999 and in 2000 at exercise prices ranging from $1.12 to $12.50 per share; 723,545 become exercisable in 2001 at exercise prices ranging from $1.12 to $12.50 per share; and 233,927 become exercisable in 2002 and thereafter at exercise prices ranging from $1.12 to $10.75 per share.


(3) Includes 50,000 shares of common stock that an executive officer will be entitled to receive in January 2000.


     Of the unissued shares and the shares held by non-affiliates identified in the table above, 4,169,949 are "restricted securities" within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available.

Such restricted securities will be eligible for sale in the public market subject to compliance with Rule 144. In addition, other exemptions may be available for sales of such restricted securities held by non-affiliates of our company. See "Shares Eligible for Future Sale."

     We cannot predict the effect, if any, that market sales of shares of common stock, or the availability of such shares of common stock for sale, will have on the market price of the shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of common stock and could impair our ability to raise capital through an offering of our equity securities.

                                USE OF PROCEEDS

     The proceeds from the sale of shares of common stock under this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares being sold by the selling shareholders under this prospectus.

                                DIVIDEND POLICY

     PubliCARD did not pay cash dividends on its common stock during the prior 25 fiscal years and does not anticipate paying dividends in the foreseeable future.

     As of the date of this prospectus, there are no shares of preferred stock outstanding. However, under the terms of PubliCARD's Amended and Restated Articles of Incorporation, so long as any preferred stock is outstanding, no dividend may be declared or distribution made by purchase, redemption, payment to any sinking fund or otherwise on the common stock, other than a dividend or distribution in stock junior to the preferred stock, unless (a) all dividends shall have been paid and sinking fund payments made on the preferred stock; (b) after giving effect to the payment of the proposed dividends or distribution, the aggregate of all dividends and distributions on the PubliCARD common stock subsequent to December 31, 1944, plus all dividends paid or accrued and sinking fund payments made or due on the preferred stock and any stock ranking prior to or on a parity with the preferred stock subsequent to December 31, 1944, shall not exceed the sum of the consolidated net earnings subsequent to December 31, 1944, plus the aggregate net cash consideration received from the sale of any stock ranking junior to the preferred stock subsequent to December 31, 1944; and
(c) after giving effect to the payment of the proposed dividend or distribution, the consolidated net current assets shall be at least $10.0 million.

     The Pennsylvania Business Corporation Law (the "PBCL") provides that a distribution may not be made to a corporation's shareholders if, after giving effect thereto: (a) the corporation would be unable to pay its debts as they become due in the usual course of its business; or (b) the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time at which the distribution is measured to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

                          PRICE RANGE OF COMMON STOCK

     PubliCARD's common stock has been traded on the Nasdaq National Market under the symbol "CARD" since December 22, 1998. The following table sets forth the high and low closing sale prices of PubliCARD's common stock, as reported by the Nasdaq National Market, for the calendar periods indicated, in dollars:


                                                              HIGH    LOW
                                                              ----    ---
1998
Fourth Quarter (from December 22, 1998).....................  $14 1/4 $8 1/4
1999
First Quarter...............................................  $12 5/8 $9 1/4
Second Quarter..............................................  $15 1/2 $8 7/8
Third Quarter (until August 13, 1999).......................  $ 9 5/8 $6 3/4


     From August 1, 1996 to December 21, 1998, PubliCARD's common stock was quoted on the Over-the-Counter Bulletin Board. The following table sets forth the high and low closing prices for PubliCARD's common stock, as quoted in the Over-the-Counter Bulletin Board, for the calendar periods indicated, in dollars:

                                                              HIGH(1)   LOW(1)
                                                              -------   ------
1997
First Quarter...............................................    $1 1/2    $1 3/8
Second Quarter..............................................    $1 3/8    $1 3/16
Third Quarter...............................................    $1 11/16   $1 1/4
Fourth Quarter..............................................    $1 11/16   $1 5/16
1998
First Quarter...............................................    $1 1/2    $1 1/4
Second Quarter..............................................    $1 3/4    $1 1/2
Third Quarter...............................................    $3 3/8    $1 5/8
Fourth Quarter (until December 22, 1998)....................    $8 1/4    $3 3/8

---------------
(1) Such Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


     The closing sale price of PubliCARD's common stock as reported on the Nasdaq National Market on August 13, 1999 was $7.0625 per share. As of the date of this prospectus, there were approximately 2,600 record holders of the common stock.

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 1999, the cash position and capitalization of PubliCARD.



                                                                  AS OF
                                                              JUNE 30, 1999
                                                              -------------
                                                                   (IN
                                                               THOUSANDS)
Cash and short-term investments.............................    $  9,217
                                                                ========
Long-term debt, including current maturities................    $  1,066
Redeemable shares(1)........................................       2,029
Shareholders' equity:
  Common stock, par value $0.10 per share; 40,000,000 shares authorized; 21,783,272 shares issued; and 18,324,809
     shares issued and outstanding(2).......................       2,178
  Additional paid-in capital................................      84,098
  Accumulated deficit.......................................     (50,346)
  Common stock held in treasury, at cost....................      (8,252)
  Unearned compensation.....................................        (839)
                                                                --------
     Total shareholders' equity.............................      26,839
                                                                --------
     Total capitalization...................................    $ 29,934
                                                                ========


---------------

(1) PubliCARD was required to register 241,266 shares of its common stock issued as a portion of the merger consideration in the Tritheim acquisition under a shelf registration statement under the Securities Act of 1933. If the shelf registration statement was not effective by May 24, 1999, the holders of these shares were entitled, for a specified period of time, to cause PubliCARD to repurchase their shares for a cash purchase price equal to the fair market value of the shares on the date of repurchase. As such, these shares have been reflected in the table above under the caption "Redeemable shares" and subsequent adjustments to the value of the redemption obligation were charged or credited to additional paid-in capital.



    Prior to July 21, 1999, the date the registration statement of which this prospectus forms a part was originally declared effective, holders caused PubliCARD to repurchase 42,129 shares for $503,000. Upon registration of the shares, the repurchase right has terminated.



(2) Does not include the following as of June 30, 1999:



     - an aggregate of 5,452,862 shares of common stock issuable upon the exercise of outstanding options and warrants, of which 2,860,391 options and warrants exercisable into 1,479,281 shares were then exercisable at an average weighted price of $2.53 per share;



     - an additional 619,500 shares which were reserved for issuance pursuant to PubliCARD's stock option plans; and


     - 56,666 shares of restricted stock.

     See "Executive Compensation -- Stock Option Plans" and "Shares Eligible for Future Sale."

                            SELECTED FINANCIAL DATA


     The selected financial data of PubliCARD presented below for the five-year period ended December 31, 1998 have been derived from the Consolidated Financial Statements of PubliCARD, which have been audited by Arthur Andersen LLP. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and PubliCARD's Consolidated Financial Statements and the related Notes thereto included elsewhere in this prospectus and the documents incorporated by reference into this prospectus.



                                                              YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                             1994         1995         1996         1997         1998
                                           ---------    ---------    ---------    ---------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales................................  $  16,015    $  16,680    $  15,486    $  17,039    $  16,519
Cost of sales............................     13,109       12,654       11,659       11,264       10,906
                                           ---------    ---------    ---------    ---------    ---------
  Gross margin...........................      2,906        4,026        3,827        5,775        5,613
                                           ---------    ---------    ---------    ---------    ---------
Operating expenses:
  General and administrative.............      4,494        5,105        6,338        4,976        5,488
  Sales and marketing....................        687          700          768          796          792
  Product development....................        181          138          235          441          740
  In-process research and development....         --           --           --           --        2,800(1)
  Goodwill amortization..................         42           42           42           42          225
  Warrant expense........................         --           --           --          768(2)        --
  Relocation charge......................         --           --        1,596(3)        --           --
                                           ---------    ---------    ---------    ---------    ---------
                                               5,404        5,985        8,979        7,023       10,045
                                           ---------    ---------    ---------    ---------    ---------
Income (loss) from operations............     (2,498)      (1,959)      (5,152)      (1,248)      (4,432)
                                           ---------    ---------    ---------    ---------    ---------
Other income (expense):
  Interest income........................        309          138          476          683          551
  Interest expense.......................     (3,026)      (1,877)        (815)        (370)        (339)
  Cost of pensions -- nonoperating(4)....       (768)        (744)        (769)        (768)        (846)
  Other (expense) income.................        231         (290)         203         (200)      (1,021)(5)
                                           ---------    ---------    ---------    ---------    ---------
                                              (3,254)      (2,773)        (905)        (655)      (1,655)
                                           ---------    ---------    ---------    ---------    ---------
Income (loss) from continuing operations
  before income taxes....................     (5,752)      (4,732)      (6,057)      (1,903)      (6,087)
Income tax benefit.......................         --           --        2,544           --           --
                                           ---------    ---------    ---------    ---------    ---------
Income (loss) from continuing
  operations.............................     (5,752)      (4,732)      (3,513)      (1,903)      (6,087)
Discontinued operation(6):
  Income (loss) from discontinued
    operations, net of income taxes......      3,463        4,441        1,725          215           12
  Gain on sale of discontinued
    operations, net of income taxes......         --           --       12,783          609           --
                                           ---------    ---------    ---------    ---------    ---------
Net income (loss)........................  $  (2,289)   $    (291)   $  10,995    $  (1,079)   $  (6,075)
                                           =========    =========    =========    =========    =========
Basic earnings (loss) per common share:
  Continuing operations..................  $    (.39)   $    (.32)   $    (.23)   $    (.14)   $    (.44)
  Discontinued operations................        .24          .30          .95          .06           --
                                           ---------    ---------    ---------    ---------    ---------
                                           $    (.15)   $    (.02)   $     .72    $    (.08)   $    (.44)
                                           =========    =========    =========    =========    =========

                                                                   YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                      1994       1995       1996       1997       1998
                                                     -------    -------    -------    -------    -------
BALANCE SHEET DATA:
Working capital(7).................................  $17,771    $ 3,689    $18,679    $14,807    $19,417
Total assets.......................................   36,857     33,832     30,923     25,929     39,928
Long-term debt, including current
  maturities.......................................   14,869     10,226      1,714      1,272      1,138
Other non-current liabilities......................   16,433     11,245     10,220      9,167      7,780
Shareholders' equity...............................   (2,616)    (2,594)    13,996     10,873     21,917


---------------

(1) Upon the consummation of the Tritheim acquisition in November 1998, PubliCARD immediately expensed $2.8 million, representing purchased in-process research and development projects that had not yet reached technological feasibility and had no alternative future use.


(2) Represents a non-cash charge associated with the modification and extension of certain common stock purchase warrants.

(3) Represents costs for severance, lease termination, plant and employee relocation, recruiting and training new personnel and temporary living allowances associated with Greenwald Industries' plant relocation.

(4) Represents pension costs related to discontinued product lines and related plant closings.

(5) Includes a $954,000 charge associated with the termination of a letter of intent to purchase five businesses in August 1998.

(6) The selected financial data for years prior to 1998 have been restated to reflect OSM as a discontinued operation. See Note 10 to the Notes to PubliCARD's Consolidated Financial Statements. Income from discontinued operations includes income from certain subsidiaries PubliCARD disposed of in 1994, 1995 and 1996.

(7) Working capital represents current assets less current liabilities.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial statements give effect to the acquisition by PubliCARD of all of the issued and outstanding common stock of Tritheim, Amazing and Greystone in business combinations accounted for by the purchase method of accounting. The unaudited pro forma condensed combined financial statements are derived from the historical financial statements of PubliCARD, Tritheim, Amazing and Greystone.


     The unaudited pro forma condensed combined statements of income for the year ended December 31, 1998 give effect to the acquisitions of Tritheim, Amazing and Greystone as if they had occurred at the beginning of that period. The pro forma adjustments are based on certain assumptions that management believes are reasonable under the circumstances. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it intended to project PubliCARD's results of operations or financial position for any future period or date. The information set forth should be read in conjunction with PubliCARD's audited financial statements for the year ended December 31, 1998 included elsewhere in this prospectus and in the documents incorporated by reference into this prospectus, and the audited financial statements of Tritheim, Amazing and Greystone included elsewhere in this prospectus.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                PUBLICARD      TRITHEIM        AMAZING      GREYSTONE      PRO FORMA     PRO FORMA
                                HISTORICAL    HISTORICAL*    HISTORICAL     HISTORICAL    ADJUSTMENTS    BALANCES
                                ----------    -----------    -----------    ----------    -----------    ---------
Net sales.....................   $ 16,519        $ 220         $ 2,483       $ 4,196        $    --      $ 23,418
Cost of sales.................     10,906           80           2,383         2,552             --        15,921
                                 --------        -----         -------       -------        -------      --------
  Gross Margin................      5,613          140             100         1,644             --         7,497
Operating expenses:
  General and
    administrative............      5,488          292           1,405           961             --         8,146
  Sales and marketing.........        792          133             738           425             --         2,088
  Product development.........        740          219             318           397             --         1,674
  In-process research and
    development...............      2,800           --              --            --          2,919(a)      5,719
  Goodwill amortization.......        225           --              --            --          4,014(b)      4,239
                                 --------        -----         -------       -------        -------      --------
                                   10,045          644           2,461         1,783          6,933        21,866
                                 --------        -----         -------       -------        -------      --------
Income (loss) from
  operations..................     (4,432)        (504)         (2,361)         (139)        (6,933)      (14,369)
Other income (expense):
  Interest income.............        551           --               1            --           (131)(d)       421
  Interest expense............       (339)         (50)           (207)          (61)           137(c)       (520)
  Cost of pensions -- non-
    operating.................       (846)          --              --            --             --          (846)
  Other income (expense),
    net.......................     (1,021)          --            (103)            1             --        (1,123)
                                 --------        -----         -------       -------        -------      --------
                                   (1,655)         (50)           (309)          (60)             6        (2,068)
                                 --------        -----         -------       -------        -------      --------
Net income (loss) from
  continuing operations.......   $ (6,087)       $(554)        $(2,670)      $  (199)       $(6,927)     $(16,437)
                                 ========        =====         =======       =======        =======      ========
Earnings (loss) per common
  share.......................   $   (.44)                                                               $  (1.02)
                                 ========                                                                ========
Weighted average number of
  shares outstanding..........  13,716,243                                                2,361,432(e)   16,077,675
                                =========                                                 ===========    ==========

---------------
* Reflects results for Tritheim for the period from January 1, 1998 to November 23, 1998

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

TRITHEIM ACQUISITION

     On November 24, 1998, PubliCARD completed the acquisition of Tritheim pursuant to an Agreement and Plan of Merger dated as of October 30, 1998 (the "Tritheim Merger Agreement"), pursuant to which a wholly-owned subsidiary of PubliCARD merged with and into Tritheim. As a result of this merger, Tritheim became a wholly-owned subsidiary of PubliCARD. As consideration for the merger, holders of Tritheim's common stock received a total of 1,495,037 shares of common stock of PubliCARD in exchange for their shares of common stock of Tritheim. The merger was accounted for as a purchase.

     In addition, pursuant to the Tritheim Merger Agreement, options to purchase 354,616 shares of Tritheim common stock outstanding immediately prior to the closing of the merger were converted into options to purchase 83,270 shares of PubliCARD common stock with an exercise price of $2.00 per share. These PubliCARD options are exercisable from November 24, 1998 until November 24, 2003. Furthermore, pursuant to the Tritheim Merger Agreement, PubliCARD issued on November 24, 1998 options to purchase 250,000 shares of PubliCARD common stock to all of the salaried employees of Tritheim. These options have an exercise price of $2.00 per share and will be exercisable from November 24, 2001 until November 24, 2006.

     Pursuant to the Tritheim Merger Agreement, PubliCARD was required to register approximately 241,266 shares of PubliCARD common stock issued as a portion of the merger consideration (not including the 1,253,771 shares issued to officers of Tritheim and one additional employee of Tritheim), under a shelf registration statement under the Securities Act. To the extent these shares have not been redeemed, they are included in the 4,848,309 shares registered under the registration statement of which this prospectus forms a part.

     Pursuant to the Tritheim Merger Agreement, PubliCARD repaid Tritheim's indebtedness, including bank indebtedness and accrued interest, of $102,000 and to former shareholders of Tritheim in the amount of $531,000. The repayment of certain indebtedness of Tritheim by PubliCARD was financed with available cash on hand.

AMAZING

     On February 11, 1999, PubliCARD completed the acquisition of Amazing, pursuant to an Agreement and Plan of Merger dated as of February 11, 1999 (the "Amazing Merger Agreement"), pursuant to which a wholly-owned subsidiary of PubliCARD merged with and into Amazing. As a result of this merger, Amazing became a wholly-owned subsidiary of PubliCARD. As consideration for the merger, holders of Amazing's common stock received a total of 350,000 shares of common stock of PubliCARD in exchange for their shares of common stock of Amazing. The merger was accounted for as a purchase.

     In addition, pursuant to the Amazing Merger Agreement, options to purchase 200,000 shares of PubliCARD common stock with an exercise price of $9.75 per share were granted to the shareholders of Amazing. These PubliCARD options are exercisable from February 11, 1999 until February 11, 2004. Shares underlying these options are included in the 4,848,309 shares registered under the registration statement of which this prospectus forms a part. Also, options to purchase 842,300 shares of Amazing common stock outstanding immediately prior to the closing of the merger were converted into options to purchase 7,503 shares of PubliCARD common stock with exercise prices ranging from $1.12 to $10.10 per share. These PubliCARD options vest over three or four years and are exercisable for a period of five or ten years. Furthermore, pursuant to the Amazing Merger Agreement, PubliCARD issued on February 11, 1999 options to purchase 250,000 shares of PubliCARD common stock to several employees of Amazing. These options have an exercise price of $9.75 per share, vest over a three year period and will be exercisable until February 11, 2004.

     Pursuant to the Amazing Merger Agreement, PubliCARD was required to register the shares of PubliCARD common stock issued in connection with the merger under a shelf registration statement under the Securities Act. These shares are included in the 4,848,309 shares registered under the registration statement of which this prospectus forms a part.

     Pursuant to the Amazing Merger Agreement, PubliCARD repaid certain indebtedness of Amazing, including accrued interest, to a bank in the amount of approximately $75,000, and indebtedness to former Amazing shareholders of approximately $717,000. The repayment of certain indebtedness of Amazing by PubliCARD was financed with available cash on hand.

GREYSTONE

     On February 22, 1999, PubliCARD completed the acquisition of Greystone pursuant to an Agreement and Plan of Merger dated as of February 22, 1999 (the "Greystone Merger Agreement"), pursuant to which a wholly-owned subsidiary of PubliCARD merged with and into Greystone. As a result of this merger, Greystone became a wholly-owned subsidiary of PubliCARD. As consideration for the merger, holders of Greystone's common stock received a total of 666,401 shares of common stock of PubliCARD and $6,180 in exchange for all of the outstanding shares of common stock of Greystone. Pursuant to the Greystone Merger Agreement, 80,000 shares of common stock of PubliCARD were issued to certain service providers of Greystone. The merger was accounted for as a purchase.

     In addition, pursuant to the Greystone Merger Agreement, options to purchase 224,000 shares of Greystone common stock outstanding immediately prior to the closing of the merger were converted into options to purchase 22,388 shares of PubliCARD common stock with exercise prices ranging from $2.50 to $5.00 per share. These options vest over four years and are exercisable for a period of one year after the respective vesting dates. Furthermore, pursuant to the Greystone Merger Agreement, PubliCARD issued on February 22, 1999 options to purchase 110,000 shares of PubliCARD common stock to several employees of Greystone. These options have an exercise price of $10.75 per share, vest over a three year period and will be exercisable until February 22, 2004.

     Pursuant to the Greystone Merger Agreement, PubliCARD was required to register the shares of PubliCARD common stock issued in connection with the merger under a shelf registration statement under the Securities Act. These shares are included in the 4,848,309 shares registered under the registration statement of which this prospectus forms a part.

     Pursuant to the Greystone Merger Agreement, PubliCARD repaid certain indebtedness of Greystone, including bank indebtedness and accrued interest of approximately $604,000. The repayment of such indebtedness of Greystone by PubliCARD was financed with available cash on hand.

PRO FORMA ADJUSTMENTS

     The pro forma adjustments included in the unaudited pro forma condensed combined financial statements were as follows:

(a) Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Allocations are subject to valuation adjustments as of the date of the purchase transaction. The amount and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price are as follows (in thousands):

                                                        TRITHEIM    AMAZING    GREYSTONE
                                                        --------    -------    ---------
Purchase price:
  Estimated value of common stock and stock
     options........................................    $ 9,743     $ 5,327     $8,729
  Estimated acquisition expenses....................        467         406        293
                                                        -------     -------     ------
                                                        $10,210     $ 5,733     $9,022
                                                        =======     =======     ======
Allocation of purchase price:
  Net assets (liabilities) of acquired businesses...    $  (713)    $(1,187)    $  401
  In-process research and development...............      2,800       1,509      1,410
  Goodwill..........................................      8,123       5,411      7,211
                                                        -------     -------     ------
                                                        $10,210     $ 5,733     $9,022
                                                        =======     =======     ======

     For purposes of the accompanying unaudited pro forma condensed combined financial statements, the aggregate purchase price has been allocated to the net assets acquired, with the remainder recorded as goodwill on the basis of preliminary estimates of fair values. These preliminary estimates of fair value were determined by management based on information currently available. PubliCARD has retained independent valuation professionals to assist in the determination of the value to be assigned to the individual assets acquired, including intangible assets and in-process research and development. While the pro forma information has been presented based on the best information currently available to management, the final allocation of the purchase price will be based on a complete evaluation of the assets and liabilities of Tritheim, Amazing and Greystone. The final valuation may result in values that are different from management's estimates as included in the unaudited pro forma condensed combined financial statements.

     As stated above, the purchase price has been allocated on the basis of preliminary estimates of fair value. Management currently estimates that the allocation to in-process research and development is approximately $2.8 million, $1.5 million and $1.4 million for Tritheim, Amazing and Greystone, respectively.

(b) Represents the amortization of goodwill over an estimated life of five years.

(c) Represents the elimination of interest expense on indebtedness of Tritheim, Amazing and Greystone, which is assumed to be repaid as of the beginning of the period presented.

(d) Represents the reduction of interest income due to the repayment of certain indebtedness and payment of acquisition expenses as of the beginning of the period presented.

(e) Represents the issuance of shares of PubliCARD's common stock to the former shareholders of Tritheim, Amazing and Greystone.

                           FORWARD-LOOKING STATEMENTS

     "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus contain forward-looking statements, including, without limitation, statements concerning possible or assumed future results of operations of PubliCARD preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that such statements made under "Risk Factors" and elsewhere in this document could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of PubliCARD should be read in conjunction with PubliCARD's Consolidated Financial Statements.

OVERVIEW

     PubliCARD entered the smart card industry in early 1998 by acquiring the first of several technology businesses that currently offer and are continuing to develop solutions for conditional access and security, payment system and data storage needs of a number of growth industries. In its technology business, PubliCARD designs, develops, manufactures and markets smart card-based hardware and smart card-enabled software for a growing variety of applications for industries in the United States and worldwide.

     PubliCARD develops smart cards, smart card readers, smart card value transfer stations, operating systems for smart cards and smart card-related application software. PubliCARD's smart card products are used predominantly for conditional access and security systems, payment systems, loyalty programs and data storage systems. PubliCARD's smart card products are used in many industries, including information technology, pay television, transportation, commercial laundry and retail (including electronic commerce).


     PubliCARD also develops and manufactures PCMCIA products, hard disk duplicators and digital camera flash film readers, which are sold to original equipment manufacturers ("OEMs"), value-added resellers ("VARs"), value-added distributors ("VADs") and end users. In addition, PubliCARD, through Greenwald Industries, is a leading designer and manufacturer of coin meter systems used in the commercial laundry appliance industry. While coin products accounted for 93% of PubliCARD's revenues in 1998, PubliCARD expects that percentage to decline significantly in the future as its sales of technology products increase.


  RECENT ACQUISITIONS

     Beginning in 1998, PubliCARD entered the smart card industry by acquiring several businesses that currently offer and are continuing to develop solutions for the conditional access and security, payment system and data storage needs of a number of growth industries. PubliCARD intends to continue acquiring businesses that broaden its technology and product base and strengthen its presence in its channels of distribution.


     In February 1998, PubliCARD acquired, through a joint venture arrangement in Greenwald Intellicard, the assets and intellectual property of Intellicard Systems. Greenwald Intellicard provides smart cards, smart card readers, value transfer stations, card management software and machine interface boards for the commercial laundry appliance and other industries. PubliCARD currently owns 65% of Greenwald Intellicard, and has an option that becomes exercisable in February 2000 to acquire the remaining 35%.

     In November 1998, PubliCARD acquired Tritheim, which develops conditional access and security products for software, computers and the electronic information and digital video broadcasting ("DVB") industries. Through Tritheim, PubliCARD provides smart card readers, writers and chip sets, and has developed software and application specific integrated circuits ("ASICs") for television set-top boxes, secure electronic commerce, Internet security, computer security and software copy protection.

     In February 1999, PubliCARD acquired Amazing, a developer of consumer smart card solutions for the Internet, such as web filtering software, which permits parents to limit their children's access to websites at public institutions, libraries and schools by defining each child's use profile on a smart card. Amazing also offers loyalty programs, which reward customers for their continuing patronage. In addition, Amazing manufactures customized smart cards for customers requiring rapid turnaround and smaller volumes.

     In February 1999, PubliCARD also acquired Greystone, a leading U.S. developer of PCMCIA products, hard disk duplicators and digital camera flash film readers.


     On June 30, 1999, PubliCARD announced that it had executed a letter of intent to acquire all of the assets of Absec Ltd., a designer, manufacturer and distributor of cost recovery and cashless payment and control systems. Consummation of the acquisition is subject to, among other things, negotiation and execution of a mutually satisfactory definitive acquisition agreement and satisfaction or waiver of the conditions that may be specified in that agreement. There can be no assurance that this transaction will be consummated.



     Greenwald Intellicard was acquired for cash; the other companies were acquired for shares of PubliCARD common stock. PubliCARD typically amortizes goodwill associated with the acquisition of technology companies over five years.



     The aggregate purchase price paid in the Tritheim, Amazing and Greystone acquisitions amounted to approximately $25.5 million and included the issuance of 2,591,438 shares of common stock and options to purchase a total of 923,161 shares of common stock. The assets and liabilities of acquired businesses were recorded at their estimated fair values as of the respective acquisition dates and are subject to adjustment when additional information concerning asset and liability valuations is finalized. The aggregate fair value of research and development efforts that had not reached technological feasibility and had no alternative future uses was determined by appraisal to be $2.8 million, $1.5 million and $1.4 million for Tritheim, Amazing and Greystone, respectively, and was expensed at the respective acquisition dates. Tritheim, Amazing and Greystone had 16 projects in various states of completion ranging from 8% to 82% complete at the time of the acquisitions, including a smart card-enabled software product that enables a personal computer to encrypt and decrypt computer files and e-mail and secures personal computer access, ASICs to incorporate multiple chip set functionality into a single integrated circuit board, an enhanced smart card operating system, smart card data access technology, several hard disk duplicator projects to enhance duplication speeds or add various software options and expansion of interface capability of digital flash film reader products. As of June 30, 1999, three of the 16 projects were complete and estimated costs to complete the remaining projects aggregate approximately 525,000. PubliCARD expects to complete development of the remaining in-process projects at various dates in 1999 and the first quarter of 2000.


     PubliCARD determined the value assigned to in-process technology by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the percentage of completion of each project, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present values. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. PubliCARD used the following assumptions, among others, to estimate discounted net cash flows:

     - The projected revenues were based on management's estimates of total market size, penetration rate and life expectancy for each particular product. For the majority of products, revenue was expected to cease beyond 2002 as other new products were expected to enter the market. Revenues for three in-process products were expected to peak in 2003 and decline rapidly in 2004-2006.

     - The projected cost of sales, sales and marketing expenses, general and administrative expenses and income taxes were estimated by management based on expected and historical operating characteristics.

     - A risk-adjusted discount rate was used to discount the net cash flows back to their present value. The discount rate for a specific project incorporated the likelihood of success of each product based on the estimated percentage completed as of the date of the acquisition. The discount rates used to value in-process technology ranged from 23% to 45%.

     Management believes that the assumptions used in the valuation of the purchased in-process research and development reasonably estimate the future benefits attributable to the purchased in-process technology. However, no assurance can be given that commercial or technological viability of these projects will be achieved or that actual results will not deviate from those assumptions in future periods.

  DISCONTINUED OPERATION


     In March 1999, PubliCARD's board of directors adopted a plan to dispose of its engineering services subsidiary, OSM. PubliCARD has been seeking buyers and expects to sell OSM by December 31, 1999. During the second quarter of 1999, PubliCARD revised its estimates of expected sales proceeds and operating results through the expected disposition date and recorded a loss provision of $2.1 million. The majority of the loss provision covers the write-off of OSM's goodwill. The loss on disposition of OSM was based on estimates of the proceeds expected to be realized on the sale. The amounts PubliCARD will ultimately realize could differ materially from the amounts assumed in arriving at the charge recorded.


  PRESENTATION

     The results of operations for the three years ended December 31, 1998 and the three months ended March 31, 1998 have been restated to reflect OSM as a discontinued operation. In addition, the results of operations for Greenwald Intellicard and Tritheim have been reflected in the 1998 financial statements from the respective acquisition dates thereof, and the results of operations for Amazing and Greystone have been reflected in the 1999 financial statements from the respective acquisition dates thereof.

RESULTS OF OPERATIONS


     The following table presents, as a percentage of sales, selected consolidated statements of income data for each of the three years in the period ended December 31, 1998.



                                                              DECEMBER 31,
                                                          --------------------
                                                          1996    1997    1998
                                                          ----    ----    ----
Net sales:
  Coin products.........................................  100%     100%    93%
  Technology products...................................   --       --      7
                                                          ---     ----    ---
     Total net sales....................................  100      100    100
Gross margin:
  Coin products(1)......................................   25       34     36
  Technology products(2)................................   --       --     10
     Total gross margin.................................   25       34     34

                                                              DECEMBER 31,
                                                          --------------------
                                                          1996    1997    1998
                                                          ----    ----    ----
Operating expenses:
  General and administrative............................   41       29     33
  Sales and marketing...................................    5        5      5
  Product development...................................    2        3      4
  In-process research and development...................   --       --     17
  Goodwill amortization.................................   --       --      1
  Warrant expense.......................................   --        5     --
  Relocation charge.....................................   10       --     --
     Total operating expenses...........................   58       41     61
Income (loss) from operations...........................  (33)      (7)   (27)
Other (expense) income, net.............................   (6)      (4)   (10)
Income (loss) from continuing operations before income
  taxes.................................................  (39)     (11)   (37)


---------------
(1) Expressed as a percentage of coin products segment sales.

(2) Expressed as a percentage of technology products segment sales.


  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997


     Net sales. Consolidated net sales decreased by 3% in 1998 to $16.5 million compared to $17.0 million in 1997. Sales for the coin products segment decreased by 10% to $15.4 million in 1998, compared to $17.0 million in 1997. Sales for the technology products segment were $1.1 million in 1998 and principally related to the sale of readers, value transfer stations and smart cards to the commercial laundry appliance industry.

     Gross margin. Gross margin was 34% in both 1998 and 1997. Gross margin for the coin products segment was 36% in 1998 compared to 34% in 1997. An improvement in manufacturing productivity accounted for the increase in the coin products segment's gross margin. Gross margin for the technology products segment was 10% in 1998. Beginning in the fourth quarter of 1998, the production of certain smart card products was transferred from Greenwald Intellicard's operations in Florida to Greenwald Industries' facility in Connecticut.

     Operating expenses. General and administrative expenses increased by approximately 10% in 1998 to $5.5 million from $5.0 million in 1997. The majority of the increase was due to $388,000 of general and administrative expenses, mainly salaries and benefits, at PubliCARD's technology products businesses.

     Sales and marketing expenses were $792,000 in 1998 compared to $796,000 in 1997.

     Product development expenses increased to $740,000 in 1998 from $441,000 in 1997 primarily due to product development activities at the technology products businesses PubliCARD acquired in 1998.

     Operating expenses in 1997 included a non-cash charge of $768,000 related to the extension and modification of certain common stock purchase warrants.

     Goodwill amortization increased to $225,000 in 1997 from $42,000 in 1996. The increase was primarily due to the amortization of goodwill associated with the acquisition of Tritheim.

     Other income and expense. Interest income decreased to $551,000 in 1998 from $683,000 in 1997 due to lower average cash balances. Interest expense decreased to $339,000 in 1998 from $370,000 for 1997. Pension costs related to discontinued product lines and related plant closings in prior years increased to $846,000 in 1998 from $768,000 in 1997. Other expense in 1998 includes a $954,000 charge associated with the termination of a letter of intent to purchase five businesses.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     During the years ended December 31, 1997 and 1996, PubliCARD's continuing operations were solely in the coin products segment.

     Net sales. Consolidated net sales volume increased by 10% to $17.0 million compared to $15.5 million in 1996. The increase was primarily due to coin chute, money box and meter case sales volume improvements. Consolidated net sales in 1996 were negatively impacted by Greenwald Industries' plant relocation.

     Gross margin. Gross margin was 34% in 1997 compared to 25% in 1996. Manufacturing productivity improvements primarily accounted for the increase in the gross margin. In addition, cost of sales in 1996 included a $372,000 write down of certain obsolete inventories and a disruption in manufacturing activities caused by the plant relocation.

     Operating expenses. General and administrative expenses decreased by approximately 21% in 1997 to $5.0 million from $6.3 million in 1996. The decrease was primarily attributable to a reduction in corporate headcount and overhead expenses.

     Sales and marketing expenses were $796,000 in 1997 compared to $768,000 in 1996. Product development costs increased to $441,000 in 1997 from $235,000 in 1996 due to the expansion of the product development group at Greenwald Industries. Goodwill amortization was $42,000 in both 1997 and 1996.

     Operating expenses in 1997 included a non-cash charge of $768,000 related to the extension and modification of certain common stock purchase warrants. Operating expenses in 1996 included a special charge of $1.6 million associated with Greenwald Industries' plant relocation which included $627,000 in severance costs associated with 110 terminated employees, $246,000 for lease termination costs and $723,000 for costs related to plant and employee relocation, recruiting and training new personnel and for temporary living allowances. The move was completed by April 30, 1996.

     Other income and expense. Interest income increased to $683,000 in 1997 from $476,000 in 1996 due to higher amounts of cash investments. Interest expense decreased to $370,000 in 1997 from $815,000 in 1996 due to repayments of certain subordinated notes and revolver and term notes in 1996 and 1997. Pension costs related to discontinued product lines and related plant closings in prior years were $766,000 in 1997 and $769,000 in 1996.

     Discontinued operations. In 1996, PubliCARD completed the sale of substantially all of the assets of Masterview Window Company, Inc., Fenwal Electronics, Inc. and Bright Star Industries Incorporated. The aggregate consideration for the dispositions was $47.8 million. The aggregate pre-tax gain on sale of discontinued operations recorded in 1996 of $22.0 million was offset by a provision for income taxes of $9.3 million, of which $6.5 million was credited directly to paid-in-capital due to the utilization of tax loss carryforwards originating prior to a quasi-reorganization in 1984.

LIQUIDITY


     During 1998, PubliCARD's cash, including short-term investments, increased by $5.4 million to $18.5 million at December 31, 1998. The increase in cash was principally due to the November 1998 issuance of 2,059,000 shares of common stock through a private placement. These shares were sold at $5.00 per share for net proceeds of $10.3 million.


     Operating activities used cash of $3.3 million in 1998 and principally consisted of $6.1 million of losses from continuing operations, $1.1 million of payments made to the United States Environmental Protection Agency and the Pennsylvania Department of Environment Protection ("PADEP") (see below) offset by non-cash charges of $3.6 million for acquired in-process research and development associated with the acquisition of Tritheim, amortization of goodwill and unearned compensation on stock awards and option grants and depreciation. Discontinued operations used $245,000 of cash in 1998.

     Investing activities used cash of $1.8 million in 1998 and consisted principally of cash paid, including $1.5 million of debt assumed and immediately repaid, in connection with the acquisition of Tritheim and Greenwald Intellicard.

     Financing activities provided cash of $10.5 million in 1998 and consisted of the net proceeds from the private placement of common stock of $10.3 million and proceeds from the exercise of options to purchase common stock of $649,000 offset by treasury stock purchases of $326,000. In April 1998, PubliCARD concluded a common stock buy-back program under which a total of 3,094,100 shares of common stock were purchased for an aggregate cost since inception of the program in August 1996 of $4.3 million.


     PubliCARD anticipates that it will be able to fund its capital expenditures during 1999 with its available cash resources as well as through capital equipment financing. PubliCARD has experienced negative cash flow from operating activities in the past, and expects to experience negative cash flow in 1999 and 2000. Uses of cash subsequent to June 30, 1999 include the following:


     - PubliCARD expects that its technology businesses will require ongoing funding to support the expansion of sales and marketing, new product development, working capital growth and capital expenditures.


     - An important element of PubliCARD's growth strategy has been and continues to be the acquisition of businesses that complement, enhance or geographically expand PubliCARD's existing business segments, product lines or channels of distribution. As mentioned above, PubliCARD has signed a letter of intent to acquire the assets of Absec Ltd. Completion of this acquisition and future acquisition activities will require the expenditure of funds. There can be no assurance, however that PubliCARD's acquisition of Absec Ltd. will be consummated, or that it will successfully consummate other acquisitions.



     - In April 1996, a consent decree among PubliCARD, the United States Environmental Protection Agency and PADEP was entered, which resolved all of the United States' and PADEP's claims against PubliCARD for recovery of costs incurred in responding to releases of hazardous substances at a facility previously owned and operated by PubliCARD. Pursuant to this consent decree, PubliCARD was required to pay a total of $14.4 million plus interest to the United States and Commonwealth of Pennsylvania. Through June 30, 1999, PubliCARD had made principal payments aggregating $11.8 million. Further payments totaling $2.8 million, including interest, will be made to the United States and Commonwealth of Pennsylvania in the amounts of $1.1 million due April 2000, $861,667 due April 2001 and $822,502 due April 2002.


     - PubliCARD sponsors a defined benefit pension plan which was frozen in 1993. As of December 31, 1998, the actuarial present value of accrued liabilities exceeded the plan assets by approximately $6.0 million. The annual contribution to the plan is expected to be approximately $1.0 million in 1999 and beyond.


     During the year ended December 31, 1998, PubliCARD's capital expenditures totaled $318,000. PubliCARD anticipates that its level of capital expenditures in 1999 will be significantly greater than those in 1998. PubliCARD will have to utilize its current capital resources and external sources of funding to satisfy its needs. Although PubliCARD has generated funds to meet its capital requirements in the past and expects to be able to generate funds to meet its obligations and other needs enumerated above, there can be no assurance that such funds will be available when required.



     At June 30, 1999, approximately $80.0 million of U.S. tax loss carryforwards (subject to review by the Internal Revenue Service), expiring from 1999 through 2019, were available to offset future taxable income. Due to the "change of ownership" provisions of the Internal Revenue Code, the availability of net operating loss carryforwards to offset federal taxable income in future periods could be subject to an annual limitation if a change in ownership for income tax purposes occurs. See "Risk Factors -- We may be limited in our use of our federal net operating loss carryforwards."

YEAR 2000


  YEAR 2000 ISSUE



     The Year 2000 issue concerns the potential exposures that PubliCARD and other companies have because certain computer systems, computer chips and hardware use two digits, rather than four, to define the applicable year. On January 1, 2000, these systems and programs may recognize the date as January 1, 1900 and may process data incorrectly or stop processing data altogether.



STATUS OF REMEDIATION



     PubliCARD's assessment of the impact of the Year 2000 issue focuses on three functional areas:



     - information technology, which includes computer systems and related application software;



     - embedded chips, which are hidden internal components of many non-computer devices and equipment as well as PubliCARD's own products; and



     - business partners, which include suppliers, vendors, third party manufacturers and customers.



     Based on PubliCARD's assessment to date, it believes that the current versions of its products are Year 2000 ready. New products are being designed to be Year 2000 ready. Although PubliCARD's products have undergone, or will undergo, its usual quality testing procedures, there can be no assurance that PubliCARD's products will contain all necessary date code changes. Furthermore, use of PubliCARD's products in connection with other products which are not Year 2000 compliant, including non-compliant hardware, software and firmware, may result in inaccurate exchange of dates and result in performance problems or system failures. In addition, older product versions may not be Year 2000 ready. Any failure of PubliCARD's products to perform properly or at all, or any system malfunctions associated with the onset of Year 2000, could result in claims against PubliCARD and have a material adverse effect on PubliCARD.



     PubliCARD has conducted a process to identify and assess potential Year 2000 exposures to its business processes, infrastructure and communications. Substantially all of the internal information systems, communications systems, building security systems and embedded chips in areas such as manufacturing processes have been identified, assessed and categorized for Year 2000 compliance. PubliCARD has included computer hardware and software, operating systems and utilities, desktop applications, computer peripherals, business partners, embedded chips and plant facilities in the project scope.



     The only items for which PubliCARD does not know Year 2000 compliance status are low-risk devices, such as certain alarm systems and office equipment, which would not materially impact normal operations if they malfunctioned, and certain embedded chips and packaged software where the remediation is believed to require minimal effort. PubliCARD has several application programs used for certain critical functions such as order entry, inventory management and accounting, which PubliCARD expects to remediate during the third quarter of 1999. In addition, PubliCARD has identified certain older generation personal computers, file servers, embedded chips and telephone systems as requiring Year 2000 software upgrades or replacement. While PubliCARD expects all systems to be Year 2000 compliant, it can give no assurance that compliance will be achieved with respect to those items not currently compliant or for which compliance is not known. In addition, PubliCARD cannot assure you that the failure to ensure Year 2000 compliance will not have a material adverse impact on its business and operating results.



  THIRD PARTY COMPLIANCE



     PubliCARD's Year 2000 project scope extends to identifying and assessing issues affecting suppliers' and customers' products, services, systems and operations. PubliCARD has identified approximately 150 major suppliers and other third parties integral to the operations of its business and has initiated communications with those parties. To date, PubliCARD has received responses from approximately 50% of those contacted. For those suppliers or vendors deemed to be critical or important to its business,

PubliCARD is following up on all unsatisfactory responses or non-responses. PubliCARD intends to arrange, to the extent available, alternate supplier sources in the event a third party vendor is deemed to be non-compliant or is materially impacted by Year 2000 issues. However, PubliCARD cannot assure you that it will be able to identify and resolve any significant Year 2000 problems related to third party products or services. Any failure of these suppliers or other third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on PubliCARD's business, financial condition and results of operations.



  CONTINGENCY PLANS



     PubliCARD is currently in the process of developing contingency plans for potential Year 2000 failures. PubliCARD intends to develop, where practicable, contingency plans for all mission critical processes by the end of 1999. Any failure by PubliCARD to address any unforeseen Year 2000 issues could adversely affect PubliCARD's business, financial condition and results of operations.



  ESTIMATED COSTS



     PubliCARD currently estimates that the costs for defined Year 2000 remediation projects and for project management, inventory and identification of non-compliant systems will be less than $250,000. PubliCARD has not completed the scope, definition and contingency plans for every identified non-compliant system, device or third party provider, nor can PubliCARD assure you that it has identified all possible Year 2000 deficiencies. Accordingly, PubliCARD cannot assure you that it will timely identify and remedy all significant Year 2000 problems, that any such remediation efforts will not involve significant time and expense or that such problems or additional remediation expenditures will not have a material adverse effect on PubliCARD's business, financial condition and results of operations. PubliCARD finances its Year 2000 expenditures through cash on hand and funds generated from operations, and capitalize them to the extent they enhance the capabilities and useful life of the underlying systems.



     PubliCARD has not assessed the specific financial impact of not being Year 2000 compliant. In connection with PubliCARD's acquisitions of each of Tritheim, Amazing and Greystone, certain of the sellers gave PubliCARD representations and warranties with respect to the Year 2000 compliance of the applicable company's information technology. Subject to certain financial limitations, certain of the sellers are required to indemnify PubliCARD for any losses it may incur as a result of any breach of such representations and warranties. These indemnification obligations of such sellers expire in May 2000. However, any failure to be Year 2000 compliant could have a material adverse effect on PubliCARD's business, results of operations and financial condition.

                                    BUSINESS
BACKGROUND

     PubliCARD entered the smart card industry in early 1998 by acquiring the first of several technology businesses that currently offer and are continuing to develop solutions for conditional access and security, payment system and data storage needs of a number of growth industries. In its technology business, PubliCARD designs, develops, manufactures and markets smart card-based hardware and smart card-enabled software for a growing variety of applications for industries in the United States and worldwide. Frost & Sullivan estimates that approximately $2.1 billion in smart cards will be sold worldwide in 2002, compared to $1.1 billion in 1997, and that approximately $310 million in smart cards will be sold in North America in 2002, compared to approximately $33 million in 1997. By 2002, smart card readers, software and system integration revenues will comprise approximately three quarters of the total revenue for the world smart card industry, while one quarter of smart card industry revenues will be comprised of smart card sales, according to Frost & Sullivan. PubliCARD believes the smart card industry is poised for growth because smart cards and smart card-based systems provide portable and improved security for the Internet and other remote delivery channels, rapid and secure off-line processing without reliance on high volume on-line networks and management of multiple applications and services on a single card. PubliCARD believes that the Internet and the development of operating standards and systems will be the catalysts of the smart card industry's growth.

     PubliCARD develops smart cards, smart card readers, smart card value transfer stations, operating systems for smart cards and smart card-related application software. PubliCARD's smart card products are used predominantly for conditional access and security systems, payment systems, loyalty programs and data storage systems. PubliCARD's smart card products are used in many industries, including information technology, pay television, transportation, commercial laundry and retail (including electronic commerce).

     PubliCARD also develops and manufactures PCMCIA products, hard disk duplicators and digital camera flash film readers, which are sold to OEMs, VARs, VADs and end users. In addition, PubliCARD, through Greenwald Industries, is the leading designer and manufacturer of coin meter systems used in the commercial laundry appliance industry. While coin products accounted for 93% of PubliCARD's revenues in 1998, PubliCARD expects that percentage to decline significantly in the future as its sales of technology products increase.

RECENT ACQUISITIONS

     Beginning in 1998, PubliCARD entered the smart card industry by acquiring several businesses that currently offer and are continuing to develop solutions for the conditional access and security, payment system and data storage needs of a number of growth industries. PubliCARD intends to continue acquiring businesses that broaden its technology and product base and strengthen its presence in its channels of distribution.

     In February 1998, PubliCARD acquired, through a joint venture arrangement in Greenwald Intellicard, the assets and intellectual property of Intellicard Systems. Greenwald Intellicard provides smart cards, smart card readers, value transfer stations, card management software and machine interface boards for the commercial laundry appliance and parking industries. PubliCARD currently owns 65% of Greenwald Intellicard, and has an option that becomes exercisable in 2000 to acquire the remaining 35%.

     In November 1998, PubliCARD acquired Tritheim, which develops conditional access and security products for software, computers and the electronic information and DVB industries. Through Tritheim, PubliCARD provides smart card readers, writers and chip sets, and has developed software and ASICs for television set-top boxes, secure electronic commerce, Internet security, computer security and software copy protection.

     In February 1999, PubliCARD acquired Amazing, a developer of consumer smart card solutions for the Internet, such as web filtering software, which permits parents to limit their children's access to websites at public institutions, libraries and schools by defining each child's use profile on a smart card.

Amazing also offers loyalty programs, which reward customers for their continuing patronage. In addition, Amazing manufactures customized smart cards for customers requiring rapid turnaround and smaller volumes.

     In February 1999, PubliCARD also acquired Greystone, a leading U.S. developer of PCMCIA products, hard disk duplicators and digital camera flash film readers.

RECENT DEVELOPMENTS


     In June 1999, PubliCARD announced that it has signed a letter of intent to acquire all of the assets of Absec Ltd., a designer, manufacturer and distributor of cost recovery and cashless payment and control systems. Consummation of the acquisition is subject to, among other things, negotiation and execution of a mutually satisfactory definitive acquisition agreement and satisfaction or waiver of the conditions that may be specified in that agreement. There can be no assurance that this transaction will be consummated.


     In April 1999, PubliCARD announced that it has established SmartCardSource.com, Inc., a wholly-owned subsidiary, through which PubliCARD intends to develop and introduce www.smartcardsource.com, a world wide web portal designed to offer comprehensive smart card solutions for business customers seeking to take advantage of smart card technology. Users will be able to log on to the www.smartcardsource.com site, and through a series of interactive screens, "build" their desired smart card solution. www.smartcardsource.com will then deliver the solutions that most closely match the user's smart card needs. PubliCARD has contracted with a web information management service provider to assist it in the construction of www.smartcardsource.com, which is scheduled to go live on the Internet in the third quarter of 1999.

TECHNOLOGY PRODUCTS BUSINESS

SMART CARD OVERVIEW

     A smart card is similar in appearance to a traditional credit card, but stores information on an integrated circuit chip embedded within the card, rather than on a magnetic stripe on the surface. While a typical magnetic stripe card, such as a traditional credit card, stores approximately 212 bytes of information, generally consisting of a user's name, account and personal identification number offset, a smart card can store 64 kilobytes or more of information, which is 300 times that of a typical magnetic stripe card. The integrated circuit chip allows smart cards to protect the information stored from damage or theft. For this reason, smart cards are more secure than magnetic stripe cards, which carry information on the outside of the card and can therefore be more easily copied or accidentally erased.

     There are two basic types of smart cards. An "intelligent" smart card contains a central processing unit that has the ability to store, secure and process information in accordance with the issuer's specific applications. Intelligent smart cards offer a read/write capability, which permits new information to be added and processed after the smart card is initially issued. The microprocessor chip on an intelligent smart card has the ability to perform complex computing operations that require decision-making and data manipulation capabilities. The second type of smart card is a memory card, which is primarily an information storage card that contains stored value which the user can draw upon.

     Smart cards are further characterized as contact, contactless or dual-interface. A contact smart card must be inserted into a reader or writer in order to process data. A contactless smart card receives its power and communicates through an embedded antenna, and therefore, need not physically contact a reader or writer in order for the embedded chip to perform applications. A dual interface smart card can function as both a contact smart card and a contactless smart card.

  SMART CARD TECHNOLOGY

     Chips. The chips used in smart cards are fundamentally the same as chips used in computers, and are manufactured in the same way by many of the same manufacturers. The type of chip used depends on the complexity of the application the smart card is designed to perform. Chips of different types are sometimes used in a single smart card called a combi-card. In recent years, technological advances in the design of smart card chips have occurred at a rapid rate, resulting in substantially enhanced storage and processing capabilities. At the same time, the costs of chip production are declining.

     Smart Card Production. The manufacture of smart cards involves the production of chip modules in which wire leads connect a chip to the gold contact on the surface of the smart card. The module is then either embedded into a plastic card or the card is molded around the module. Cards may be produced with both contact and contactless chips and may also incorporate magnetic stripes to be compatible with an existing infrastructure. During the manufacture of the smart card, the operating system to be used by the card is installed and the card is also personalized for security purposes.

     Operating Systems and Standards. Historically, smart cards have been single application cards built on the proprietary operating systems of major card manufacturers. Since 1997, advancements have been made in the development of open multi-application operating systems, which permit an application and an operating system to be clearly separated in the smart card chip. These advancements will facilitate the ability of card issuers to move more freely between card manufacturers without being required to re-write their applications. In addition, these operating systems will permit applications to be added to and deleted from smart cards after the cards have been issued.

     A clear standard for operating systems has yet to emerge in the smart card industry. For the most part, each operating system has developed its own standard, and there has been very little uniformity among operating systems. However, certain standards have begun to develop, such as ISO-7816 for contact chip technology, which is used by global payment associations. ISO-7816 standardizes the voltage used and the number of electrical contacts between the card and reader, the position of the chip on the card and security requirements, among other things.

     Within the personal computer environment, Microsoft has led the development of personal computer/smart card (PC/SC) specifications, which define the use of smart cards, and are designed to ensure interoperability. Microsoft has also developed its Microsoft Smart Cards for Windows 7 multi-application operating system, which makes a smart card a direct, secure extension of a personal computer network and offers card users the ability to change components from a variety of suppliers. This operating system can be programmed with tools that are commonly used by independent software vendors and in-house developers.

     Sun Microsystems has been leading a growing consortium of smart card industry companies in the development of JavaCard. JavaCard is a subset of the highly popular Java programming language, and is designed to provide interoperability between smart card applications regardless of the underlying operating system. JavaCard also supports multi-application environments and is intended to enable the loading and deletion of applications even after a smart card has been issued. During the second quarter of 1999, leading smart card manufacturing companies have announced a number of new JavaCard implementations.

     For the pay television market, the Society of Cable TV Engineers published the DVS Specifications, which are subject to revision, but form a stable base from which the industry can begin to migrate to digital television broadcasting. The DVS Specifications define the hardware and software requirements and communications protocols for the set-top box market and will allow different manufacturers to develop interoperable smart card solutions.

     Smart Card Terminals and Interface Devices. Smart card terminals incorporate interface devices such as smart card readers and writers and value transfer stations that interact with smart cards to permit the processing and modification of stored data. Terminals may be used in banking, attended and unattended points of sale, satellite and cable television set-top boxes, public telephones and as peripheral equipment on personal computers. Smart card terminals, together with smart cards, perform card authentication and cardholder verification procedures at the point of use, while similar magnetic stripe card transactions require contact with a central host system. To enhance cardholder verification, terminals may also utilize personal identification numbers and biometrics, such as fingerprinting. In addition to the more common terminals used for contact type cards, terminals designed to work with contactless smart cards are used in such applications as transit and access control. Readers, writers and other interface devices are frequently designed to be upgradable to accommodate new applications and security enhancements.

  INDUSTRY OVERVIEW

     Smart card technology was developed in 1974. In 1992 and 1993, France became the first country to roll out a national banking system using smart cards. By the beginning of 1993, all of the 21 million banking cards issued in France were smart cards. In 1994, France Telecom reached an agreement allowing 22 million Carte Bancaires cardholders access to the 120,000 French chip-reading public telephones. (Source: The Smart Card 1998, Jones and Mearns). Following the successful introduction of smart cards in France, other countries began deploying smart cards for a number of applications in industries ranging from banking to telecommunications to healthcare to pay television, making smart card technology the de facto standard for a wide variety of applications. Frost & Sullivan estimates that approximately 592 million smart cards were shipped in Europe in 1997. In recent years, Asia has begun to deploy smart card technology in several industries, and Frost & Sullivan estimates that Asia will comprise approximately 24% of the total smart card market by 2002.

     Businesses in the U.S. have been slower to adopt smart card technology because of the wide usage and existing infrastructure of magnetic stripe technology, the cost of deploying new technology and the lack of industry-wide standards for smart card operating systems. However, PubliCARD believes that smart card technology is beginning to achieve greater adoption in the U.S. for several reasons, including:

     - The cost of producing smart card products, including microchips, cards, readers, writers and terminals, has decreased.

     - Technological advancements have improved the functionality and storage capacity of smart cards.

     - New technology such as the Internet and electronic commerce have increased the need for the added security and versatility smart cards provide.

     - Several industry standards have been recently developed by such organizations as Microsoft, MasterCard, Visa and Sun Microsystems.

     Frost & Sullivan estimates that, by 2002, there will be approximately 226 million smart cards shipped in North America, compared to 13 million in 1997. According to Frost & Sullivan, by 2002, smart card readers, software and system integration revenues will comprise approximately three quarters of the total revenue for the world smart card industry, while one quarter of such revenues will be comprised of smart card sales. The following table depicts the expected shipments of smart cards, by geographic region:

                                                      1997               2000              2002
                                                 ---------------   ----------------   ---------------
                                                 REVENUE   UNITS   REVENUE    UNITS   REVENUE   UNITS
                                                 -------   -----   --------   -----   -------   -----
                                                                    (IN MILLIONS)
Europe.........................................  $  769     592     $  912    1,059   $1,011    1,335
Asia/Pacific...................................     197     101        351      361      492      672
North America..................................      33      13        207      106      310      226
Latin America..................................      86     206        147      365      219      508
Rest-of-World..................................      17       7         38       31       87       85
                                                 ------     ---     ------    -----   ------    -----
     Total.....................................  $1,102     919     $1,655    1,922   $2,119    2,826
                                                 ======     ===     ======    =====   ======    =====

     Source: Frost & Sullivan.

  SMART CARD APPLICATIONS

     Smart card technology permits applications such as conditional access and security, payment systems and data storage to be performed in a low cost, easy-to-use, secure manner. Conditional access and security applications include those that restrict the use of products and services, and access to proprietary content, software, networks and physical properties. Payment system applications include the use of smart cards in connection with credit and debit card systems, as well as coin and currency replacement, couponing and electronic commerce. Data storage applications utilize the data storage capacity of smart cards to provide the secure storage of data in a durable, portable form. Data storage applications include consumer loyalty programs, identification and medical record storage and retrieval.

     PubliCARD is focusing on developing smart card solutions in the following markets:

     Information Technology. Individuals and corporations increasingly rely upon computer networks, the Internet and intranets to access information in a digital form. Data has become more vulnerable to unauthorized access as enterprises move toward distributed computing and data is made more accessible to internal and external users. According to the Computer Security Institute, 64% of respondents to its 1998 CSI/FBI Computer Crime and Security Survey acknowledged that they had experienced security breaches with respect to their computer systems within the prior 12 months, an increase of 14% over 1997 and 22% over 1996. The consequences of unauthorized access, which can often go undetected, can range from theft of proprietary information or other assets to the alteration or destruction of stored data. The total financial losses reported by the organizations that could quantify them in the CSI/FBI survey increased by 36% over 1997 reported losses. As a result of unauthorized access, many enterprises have been reluctant to make their computing resources as open as may be otherwise desirable, and those that allow access are adopting various security measures to guard against unauthorized access.

     Smart cards are capable of performing several key functions in association with computers, computer networks and the Internet. A basic function is security and identification of users. Information technology cards can contain personal identification numbers and biometric data that can firmly establish the identity of a user and prevent unauthorized entry into computer networks and access to data. Information technology cards can also contain multiple passwords and configuration settings, which eliminate the need for users to enter passwords manually. Additionally, smart cards can be used to determine an individual's ability to access certain websites on the Internet. Historically, it was only possible to censor inappropriate sites based on the computer system being used, rather than on the status of the user. As a result, one of the issues facing public institutions such as libraries is the ability to control minors' access to inappropriate websites while ensuring access to adults. Smart cards provide a convenient way for public institutions to provide a smart card that can be encoded with appropriate information so that the parameters of a user's access can be defined. According to Frost & Sullivan, worldwide unit sales of network security smart cards are expected to increase to 23 million in 2002 from less than 1 million in 1997, and revenues are expected to increase to $144 million from $6 million over that same period.

     Pay Television. In May 1997, the Federal Communications Commission adopted service rules to implement digital television with the intended effect of promoting rapid conversion to and implementation of digital television. DVB signals allow content providers to deliver very high resolution, high quality video images and to provide a broad range of private content and ancillary services, including web browsing, video on demand and interactive menus. Content providers currently use set-top boxes to limit the access of their subscribers to the services for which they pay. Consumers wishing to obtain content or services from more than one provider would be required to use multiple proprietary set-top boxes. A number of set-top box manufacturers and other enterprises have recently developed universal set-top boxes that are capable of receiving content from a variety of providers. Multiple providers can deliver digital content to the same universal set-top box, and consumers can access the content to which they have subscribed by using a smart card that fits into a reader in the set-top box. Because the conversion to DVB will require the use of digital television equipment, millions of traditional analog set-top boxes will need to be replaced. According to Frost & Sullivan, worldwide unit sales of pay television cards are expected to increase to 39 million in 2002 from 26 million in 1997, and revenues are expected to decrease to $126 million from $163 million as average unit prices decrease over that same period.

     Electronic Commerce and Coupons. Much of the information available on the Internet is currently free because there is no practical method by which information providers can charge recipients. For example, the cost of downloading the text information contained on a newspaper page may be 15 cents, and therefore, the use of a credit or debit card to pay this charge is not practical because the costs of processing this transaction far outweigh the income that can be generated.

     The ability of smart cards to store value pre-loaded from a user's bank account and to undertake transactions off-line provides a solution for small Internet transactions. The stored value systems that are currently being developed are expected to work effectively on the Internet and through set-top boxes and WebTV.

     The couponing market in the U.S. is a $3 billion business. Smart cards will enable coupon issuers to use remote distribution channels such as the Internet, digital set-top boxes and WebTV, from which consumers can download coupons for future redemption at local retail locations. Smart card-based coupon systems are expected to reduce fraud and processing costs and facilitate targeted marketing.

     Transportation. Smart card-based payment systems provide mass transit and municipal parking operators with a means of reducing fraud, theft and other collection costs and also improve cash flow and profitability through the generation of the float associated with prepaid mass transit and parking cards. Payment systems that use contactless smart card technology also reduce commuting time. Transportation systems worldwide are beginning to make use of smart card technology for subways, buses and toll roads. For example, on May 26, 1999, the Metropolitan Transportation Commission of the San Francisco Bay Area awarded a 10-year contract to a consortium of companies to develop a smart card-based single ticket system called TransLink(R) for use on all Bay Area transit systems. The New York metropolitan area uses E-ZPass, a contactless smart card, to facilitate the payment of many highway and bridge tolls. According to Frost & Sullivan, worldwide unit sales of transportation cards are expected to increase to 118 million in 2002 from 18 million in 1997, and revenues are expected to increase to $78 million from $41 million over that same period.

     Identification. Applications for identification smart cards include passports and drivers' licenses, college and corporate identification cards. When smart cards are used in lieu of traditional identification cards, they can provide additional functions such as storing employee records, providing or denying access to specific areas of facilities and storing value for payment transactions. In a campus environment, smart cards can store value for vending and food service transactions and student records and billing information, and can be used in lieu of traditional library and access cards. According to Frost & Sullivan, worldwide unit sales of institutional smart cards (including government, campus and healthcare cards, and including applications such as electronic benefit transfer, travel, meal plans, long distance calling and stored value) are expected to increase to 324 million in 2002 from 24 million in 1997, and revenues are expected to increase to $105 million from $41 million over that same period.

     Loyalty Programs. Retailers and service providers can use the data storage and payment system capabilities of loyalty cards to give "frequent buyer" points to customers, allowing customers to accrue value that can be used to buy additional merchandise and services. Retailers can use the data accumulated through these programs to develop customized and focused consumer marketing programs.

     Smart card loyalty programs vary in sophistication and complexity depending on the size and needs of the merchant. Large national chains require highly sophisticated programs to meet their diverse customer bases and their sophisticated marketing capabilities. Smaller merchants, by contrast, do not require, nor do they have the marketing or technology resources to manage, a sophisticated loyalty product. Their needs can be met by simpler, low cost solutions that will still be capable of providing tangible benefits over the card index systems that many employ today.

     Health Care. PubliCARD also intends to develop technology and consummate acquisitions to penetrate markets such as the healthcare industry which, with its millions of participants and individualized information and payment requirements, can benefit significantly from smart card technology. Health care smart cards can provide patient identification and medical record storage and retrieval, as well as electronic benefit transfers, determination of benefit eligibility and drug interaction information. This will be particularly beneficial in an emergency situation, when a quick assessment of vital information such as allergies, prescriptions and immunizations is required. Health care cards can be used to improve and streamline administrative and billing procedures, as well as insurance reimbursements. According to Frost & Sullivan, worldwide unit sales of health care cards are expected to increase to 325 million in 2002 from 24 million in 1997, and revenues are expected to increase to $106 million from $41 million over that same period.

     The table below sets forth Frost & Sullivan's estimate of the size of the worldwide smart card market, taking into account cards only, by certain of the applications described above:

                                     1997               2000               2002
                                ---------------    ---------------    ---------------
                                REVENUE   UNITS    REVENUE   UNITS    REVENUE   UNITS
                                -------   -----    -------   -----    -------   -----
                                                    (IN MILLIONS)
Application
Network Security..............   $  6       4       $ 53        5      $144       23
Pay Television................    163      26        124       30       126       39
Transportation................     41      18         52       47        78      118
Institutional.................     41      24        152      269       105      324
Health Care...................     78      34        574      419       788      639

     Source: Frost & Sullivan.

STRATEGY

     PubliCARD's objective is to become a leading provider of smart card solutions for a variety of growth industries. Key elements of PubliCARD's strategy include the following:

     - FOCUS ON DIFFERENTIABLE, VALUE-ADDED PRODUCTS AND TECHNOLOGIES. PubliCARD intends to focus on smart card hardware, software, systems integration services and customized card production rather than on the production of commodity items such as banking cards and prepaid telephone cards. For example, PubliCARD has launched SmartGuardian(TM), and intends to launch other smart card-enabled software, including SmartCommerce(TM), SmartPassky(TM) and PCDefender(TM), in 1999.

     - OFFER SOLUTIONS FOR A VARIETY OF INDUSTRIES. PubliCARD has adopted a strategy of developing smart card solutions for a variety of industries, including industries for which standards are evolving as well as those for which efforts toward standardization are not as visible.

     - BUILD TECHNOLOGY BASE. PubliCARD has acquired intellectual property and technical expertise in many aspects of the smart card industry, which it intends to leverage to develop new products, enhance existing product offerings and reduce its reliance on outside suppliers. PubliCARD has established a Technology Committee which will provide advice and counsel on the future technological and commercial trends in the smart card market.

     - ACQUIRE COMPANIES WITH COMPLEMENTARY TECHNOLOGIES, PRODUCTS AND CUSTOMER BASES. PubliCARD intends to acquire businesses that have developed smart card products, services and technologies which broaden and strengthen its presence in its distribution channels and in new markets. PubliCARD's four acquisitions since February 1998 have enabled it to develop a meaningful presence in the smart card industry.

     - BUILD BRAND RECOGNITION. PubliCARD has begun the process of building brand identity around the PubliCARD name with the objective of being recognized as a leading smart card solution provider in the U.S. and around the world. PubliCARD has linked and intends to migrate the identities of its technology-related subsidiaries to the PubliCARD brand name over time. Participation in trade shows and in advertising will consistently be under the PubliCARD name, as will all public relations and investor relations activities.

     - INCREASE PENETRATION OF EXISTING CUSTOMER BASE. PubliCARD intends to cross-sell additional technologies, products and services to the customer bases of its individual subsidiaries. To achieve this, PubliCARD has established a centralized marketing function to oversee the management of key customer relationships and will implement a formalized program for cross-training subsidiary-level sales executives. Since December 31, 1998, PubliCARD has added 9 sales representative agencies to represent its technology businesses.

     - BUILD STRATEGIC ALLIANCES AND RELATIONSHIPS. PubliCARD intends to form strategic relationships with key industry players in order to gain access to additional technology and to expand its marketing and distribution efforts.

     - LEVERAGE MANUFACTURING CAPABILITIES. PubliCARD has begun manufacturing Greenwald Intellicard's value transfer stations at the Chester, Connecticut facility. Since Greenwald Intellicard's manufacturing processes have been moved to the Chester, Connecticut facility, the value transfer station assembly time has been significantly reduced and the cost of production has been reduced by over 60%. PubliCARD will continue to evaluate future opportunities to relocate other manufacturing operations to the Chester, Connecticut facility.

THE PUBLICARD SOLUTION

     PubliCARD has developed smart card solutions for the information technology, pay television, transportation and identification markets, and intends to penetrate other markets, including healthcare, through the development and acquisition of new technology and complementary businesses. PubliCARD's smart card solutions meet a variety of user needs, including conditional access and security, payment and coin replacement and data storage functions, as well as a combination of these and other functions.

  CONDITIONAL ACCESS AND SECURITY

     PubliCARD believes that smart cards provide a portable and superior security system that can reliably identify users in order to prevent unauthorized access to information and resources. PubliCARD has developed a number of smart card solutions to provide conditional access and security for a variety of markets.

     Information Technology. PubliCARD has developed technology that permits Internet users to insert a smart card into their WebTV boxes to automatically access their desired websites. In addition, PubliCARD believes that Amazing is one of the first companies to market a smart card application for the Internet by developing technology that encrypts passwords necessary to access certain sites. Each site recognizes the user's password for that site, thus alleviating the user's need to memorize multiple passwords. PubliCARD also offers web filtering software, which permits parents to limit their children's access to websites at public institutions, libraries and schools by defining each child's use profile on a smart card.

     PubliCARD is currently marketing smart card-enabled software that enables personal computers to encrypt and decrypt computer files and e-mail. This software is capable of securing personal computers as well as computers linked to a network.

     Pay Television. PubliCARD is currently marketing an ASIC to an OEM of set-top boxes. This ASIC will permit that OEM to incorporate smart card readers into the set-top boxes it manufactures. When inserted into the reader, a smart card will "unlock" the specific services to which a consumer has subscribed. When consumers subscribe to different or additional content services, the service providers will control access to the new or additional services through smart cards.

     Identification. PubliCARD can add individual identifying data to smart cards that function with other of its smart card applications. For example, PubliCARD is able to provide a laundry facility smart card that permits the user access to the laundry facility as well as serving as a coin replacement.

  PAYMENT SYSTEMS

     PubliCARD believes that smart cards provide an easy, flexible and cost-effective way to achieve the key benefits of highly secure, authenticated transactions. PubliCARD develops and sells a variety of stored value applications for payment systems.

     Pay Television. PubliCARD is currently marketing software, together with related chips, readers and ASICs, that will enable subscribers to perform transactions such as purchase merchandise and order video on demand services via their smart card-operated set-top boxes.

     Electronic Couponing. PubliCARD is marketing an application, including readers, chips and electronic commerce software, which would enable consumers to download electronic coupons onto a smart card and redeem them at retailers.

     Transportation. PubliCARD produces smart cards, software and value transfer stations which enable municipalities to replace coin-operated parking meters with meters that read smart cards.

     Commercial Laundry Appliance and Vending. PubliCARD manufactures and markets smart cards, smart card readers, value transfer stations, card management software and machine interface boards for the commercial laundry appliance and vending industries. A value transfer station, which is installed at an issuer's site, such as a laundromat, dispenses and adds value to smart cards, thus alleviating the need for the issuer's customers to use cash. Issuers are able to audit transactions conducted at value transfer stations through PubliCARD's readers and software to determine, among other things, accountability, usage and diagnostic data.

  DATA STORAGE

     PubliCARD is using the data storage capabilities of smart cards to develop a wide range of products.

     Loyalty Programs. PubliCARD has developed a loyalty program which will permit a smart card to be incorporated into a traditional point of sale application, enabling a retailer to track all aspects of the sales process and reward repeat customers with premiums or discounts through the use of their smart cards. PubliCARD expects that its consumer loyalty program will permit retailers to use the data accumulated to develop customized and focused consumer marketing programs.

     Digital Media. PubliCARD currently manufactures digital camera flash film readers for OEMs. This market consists of software and hardware interfaces that allow digital content to be transferred between two devices and into a digital format for alteration, distribution or examination, such as the transfer of digital photographs from a digital camera to a personal computer or laptop. PubliCARD also offers PCMCIA products for use in desktop, laptop, notebook and palmtop computers using PC Cards. These products permit the interchangeability of PC Cards for the sharing of peripherals, updating files, modifying and loading software onto PC Cards, as well as loading pictures from digital cameras.

PRODUCTS

     PubliCARD develops, manufactures and markets smart cards, hardware (including readers, writers and value transfer stations) and smart card-enabled software. PubliCARD intends to combine these elements to provide total smart card solutions for specific applications.

                                 CONDITIONAL ACCESS
                                    AND SECURITY       PAYMENT SYSTEMS    DATA STORAGE
                                 ------------------    ---------------    ------------
INFORMATION TECHNOLOGY                   X                                     X
PAY TELEVISION                           X                    X
TRANSPORTATION                                                X
IDENTIFICATION                           X                                     X
LOYALTY                                                       X                X
ELECTRONIC COUPONING                                          X                X
COMMERCIAL LAUNDRY AND VENDING           X                    X

  SMART CARDS AND OPERATING SYSTEMS

     PubliCARD currently manufactures and sells smart cards to participants in a variety of industries. PubliCARD generally manufactures smart cards in smaller volumes for customers requiring rapid turnaround. PubliCARD manufactures all types of smart cards, including intelligent, memory, contact, contactless and combi-card smart cards. Through subcontractors, PubliCARD customizes smart cards for its customers with specified printing, holograms and special coatings. Smart cards accounted for approximately 33% of PubliCARD's pro forma technology-related revenue in 1998. PubliCARD believes that this percentage will decrease over time as it increases its sales of smart card hardware and smart card-enabled software.

     PubliCARD's operating systems include (a) Gator, an operating system for handling multiple applications, (b) a Global System for Mobile Telecommunication operating system, which is a phase II cellular telephone operating system and
(c) SCOS (Smart Card Operating System), which organizes a smart card's memory into data files and provides protection for such files with authentication keys.

     SmartCard Management System Version II allows accountability and audit of all smart card transactions conducted in laundry or other vending machines. This software performs functions such as taking inventory of readers and creating special price profiles, as well as a variety of management control functions.

  INTERFACE DEVICES

     PubliCARD manufacturers stand-alone card readers for desktop computers and card readers for laptop and mobile computers. PubliCARD also manufactures and markets serial readers, internal readers and PCMCIA readers, as well as smart card readers for the commercial laundry, vending and parking industries. PubliCARD has also developed readers for access control and secure Internet transactions. In addition, PubliCARD manufactures value transfer stations, which permit the transfer of value from cash, credit cards, debit cards, ATM cards and currency to smart cards.

  SOFTWARE AND APPLICATIONS

     PubliCARD's software and application products include the following:

            PRODUCT                 APPLICATION TYPE                    DESCRIPTION
            -------                 ----------------                    -----------
SmartGuardian(TM)                  Conditional Access    -  Provides Internet access control for
                                      and Security       children; denies the user access to
                                                            certain websites as predetermined by
                                                            each individual user's parent or
                                                            guardian
                                                         -  Targeted toward public institutions,
                                                         libraries and schools

PCDefender(TM)                     Conditional Access    -  Protects computers from unauthorized
                                      and Security          intrusion
                                                         -  Enables personal computers to encrypt
                                                         and decrypt computer files and e-mail

SmartCommerce(TM)                  Conditional Access    -  Internet purchase terminal software
                                     and Security/
                                    Payment Systems      -  Enables secure electronic value
                                                         transfer for retail, paid television and
                                                            banking transactions

SmartPassky(TM)                    Conditional Access    -  Storage of multiple passwords for
                                      and Security       Internet accounts

            PRODUCT                 APPLICATION TYPE                    DESCRIPTION
            -------                 ----------------                    -----------
Smart Card Reader ASIC             Conditional Access    -  Facilitates the integration of smart
                                      and Security       card readers into television set-top boxes
                                                            and personal computers

SmartRewards(TM)                     Data Storage/       -  Loyalty program designed for small
                                    Payment Systems      retailers seeking to improve customer
                                                            retention and reward customer loyalty.

VirtualTokens(TM)                  Conditional Access    -  Provide a high level of security for
                                      and Security       software copy protection, data security
                                                            and Internet password protection.

     SmartGuardian(TM). Internet filtering software and related readers, smart cards and smart card personalization devices that allow children to surf the Internet without continuous supervision at public institutions, libraries and schools. To access the Internet with SmartGuardian(TM), a user needs a smart card which contains the coded list of website types the user is prohibited from accessing, as predetermined by the child's guardian. The card issuing station which encodes the smart card is operated by authorized personnel, who input the access parameters for each smart card issued. Therefore, children are able to access the Internet without adult supervision because they will be largely unable to access sites deemed undesirable. PubliCARD has installed SmartGuardian(TM) in one public library, and intends to market SmartGuardian(TM) to other libraries, schools and public institutions. PubliCARD developed Smart Guardian(TM) in conjunction with OnePlace, Ltd. using GuardiaNet, OnePlace's automatic Internet filtering service. SmartGuardian(TM) is certified for Windows 95/98/NT, TCP/IP and ISO-7816 standards.

     PCDefender(TM). Smart card-enabled software that enables personal computers to encrypt and decrypt computer files and e-mail. PCDefender(TM) is a hardware/software solution to protect laptop, desktop or networked computers from unauthorized intrusion utilizing smart cards with military-grade encryption algorithms and virus control. PCDefender(TM) was developed in conjunction with Norman Data Defense Systems. PCDefender(TM) is certified for Mondex, ISO-7816, VisaCash and PCMCIA standards.


     SmartPassky(TM). Stores multiple passwords for Internet accounts. PubliCARD believes SmartPassky(TM) is among the first smart card applications designed to facilitate access to all of a user's password-protected Internet accounts. When a website address is selected by the user, this product automatically takes the user to the login screen of that website and prepares the user identification and password for automatic login. The user need only click in the appropriate field to complete the login procedure. PubliCARD began actively marketing SmartPassky(TM) in the second quarter of 1999. SmartPassky(TM) is certified for Windows 95/98/NT/CE, Netscape/Internet Explorer and ISO-7816 standards.


     Smart Card Reader ASIC. Currently being marketed to an OEM of set-top television boxes. This ASIC will permit that OEM to incorporate smart card readers into the set-top boxes it manufactures. This ASIC is certified for PCSC, Mondex, ISO-7816, VisaCash and PCMCIA standards.


     SmartRewards(TM). A loyalty program designed for small retailers seeking to improve customer retention and reward customer loyalty. SmartRewards(TM) points may be issued by a single retailer, or in cooperation with other non-competing retailers. The level of reward will be at the discretion of the participating retailer, and may vary by retailer. Rewards will be redeemable only at the issuing or participating retailer, ensuring that customers return to the point of sale. PubliCARD introduced SmartRewards(TM) in Europe in the second quarter of 1999. SmartRewards(TM) is certified for Windows 95/98 and ISO-7816 standards.


     SmartCommerce(TM). Software that is capable of linking merchants, banks and consumers so that merchants and banks can accept electronic cash from their customers over the Internet. In addition, PubliCARD intends to market SmartCommerce(TM) to cable broadcasters. SmartCommerce(TM) will permit banking customers to download electronic cash from their banks via the Internet onto a bank-issued smart card. SmartCommerce(TM) is expected to be marketed beginning in the first quarter of 2000. SmartCommerce(TM) is Mondex compliant, and is certified for VisaCash and EMV standards.

     VirtualTokens(TM). A patented process which provides a low cost method for software copy protection. VirtualTokens(TM) are electronic packets of secure information that can be transferred electronically or via a smart card to special hardware chips (also produced by PubliCARD) in order to provide a high level of security for software copy protection, data security and Internet password protection. PubliCARD expects to initiate beta-testing of VirtualTokens(TM) during 2000. PubliCARD was among 300 winners of the Smithsonian Award of 3,000 nominees for VirtualTokens(TM) in 1999.

  COMPLEMENTARY TECHNOLOGY

     In addition to products relating to its smart card business, PubliCARD also offers the following products:

             PRODUCT                                        DESCRIPTION
             -------                                        -----------
High Speed Disk Duplicators         -  Duplicates master disk drives to multiple target disk
                                    drives in low, medium and high volume applications

Digital Media Readers, Writers and  -  PCMCIA, compact flash memory card, smart card, SmartMedia
  Adapters                             and other form factor readers, writers and adapters

     PubliCARD manufactures high-speed disk duplicators for use by OEMs, system integrators, VARs, VADs and end users, including the United States government. PubliCARD's disk duplicators duplicate master disk drives to target disk drives in low, medium and high volume applications. PubliCARD believes that its disk duplicators, which use high-speed technology certified by Microsoft, are the fastest on the market.

     In addition, PubliCARD designs and manufactures digital camera and compact flash accessories, which read and write to PCMCIA, compact flash and SmartMedia cards. Such products enable digital camera users to download images to laptops or desktop computers more rapidly than other interface methods.

     PubliCARD also offers common PCMCIA products for use in desktop, laptop, notebook and palmtop computers using PC Cards. These products enable total interchangeability of PC Cards for the sharing of peripherals, updating files, modifying and loading software onto PC Cards, as well as loading pictures from digital cameras.

SALES AND MARKETING

     PubliCARD sells and distributes its technology products through a broad range of distribution channels, including VARs, VADs and distributors. PubliCARD also sells and distributes its technology products directly to OEMs and end users through its direct sales force and independent sales representatives. PubliCARD intends to use the Internet for sales and marketing purposes and for providing enhanced after-sales support.


     PubliCARD uses a combination of full-time employee sales personnel and sales representatives to optimize market potential and geographic coverage. PubliCARD has approximately 15 employees directly engaged in the sale and distribution of its technology products in the United States and two employees in Europe. PubliCARD is represented by independent sales representative agencies. During 1999 and thereafter, PubliCARD plans to expand both its employee and representative sales forces in the U.S. and abroad to capitalize on the forecast market demand for smart card products.


     In support of its sales strategies, PubliCARD also makes use of direct mail campaigns to its customer databases, advertising in targeted trade media and at trade shows and conferences.

     PubliCARD intends to form strategic relationships with a number of key industry players to provide it with access to leading edge technology, marketing and sales leverage and access to key customers and accounts.

CUSTOMERS

     PubliCARD's primary customer base for its technology products consists of OEMs, systems integrators, service providers, application developers, VARs, VADs, public institutions, governmental agencies and end users.

     PubliCARD's customers for its smart card products include The Englewood Colorado Public Library, Lucent Technologies, Microsoft, Racal, Aurora Barcode, Siemens and the City of San Diego, California. PubliCARD's customers in its disk duplication business include IBM, Sun Microsystems, Dell Computer Corporation, Compaq and Gateway. PubliCARD's customers for its PCMCIA products include U.S. governmental agencies, Acer and Kodak.

MANUFACTURING

     PubliCARD conducts manufacturing and assembly operations in its own facilities and on an outsourced basis using contract manufacturers. Contract manufacturing is used to produce smart card readers and PCMCIA cards, chip sets, ASICs, smart cards and a variety of peripheral equipment. PubliCARD also manufactures smart cards, smart card readers, value transfer stations and commercial laundry machine interface boards. These products are manufactured in PubliCARD's facilities in Santa Clara, California and Chester, Connecticut. PubliCARD intends to expand the card manufacturing capacity at its Santa Clara, California facility in several phases through 1999 and 2000. PubliCARD will continually evaluate the cost/benefit relationship of manufacturing its products in its own facilities versus using contract manufacturing. The Chester, Connecticut manufacturing facility contains surplus capacity and provides a favorable opportunity for reducing overall manufacturing costs of fabricated and assembled products.

RESEARCH AND DEVELOPMENT

     Research and development is a key element to PubliCARD's future success and competitive position. PubliCARD intends to develop an annual technology development plan as an integral part of its business planning process. This will identify new areas requiring development in support of identified business opportunities, as well as a program of maintenance and enhancement for PubliCARD's existing product line.

     PubliCARD has established a Technology Committee comprised of internal technology specialists together with invited leading industry experts drawn from both commerce and academia. The role of the Technology Committee is to provide PubliCARD with advice and counsel on the future technological and commercial trends in the smart card industry.

     PubliCARD strives to develop and maintain close relationships with key suppliers of components and technologies in order to enable it to quickly introduce new products that incorporate the latest technological advances. PubliCARD's future success will depend upon its ability to develop and to introduce new products on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. See "Risk Factors -- Our future success depends on our ability to keep pace with technological changes and introduce new products in a timely manner."

COMPETITION

     Competition in the technology markets in which PubliCARD operates is intense and is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To maintain and improve its competitive position, PubliCARD must continue to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. The principal competitive factors affecting the market for PubliCARD's technology products are the product's technical characteristics and price, customer service and competitor reputation, as well as competitor reputation positioning and resources. See "Risk Factors -- The highly competitive markets in which we operate could have a material adverse effect on our business and operating results." PubliCARD will be required to continue to respond promptly and effectively to the challenges of technological changes and its competitors' innovations.

     PubliCARD competes with Gemplus and Schlumberger Technologies, among others, in the manufacture and sale of smart cards. PubliCARD's competitors for its smart card readers and writers include SCM Microsystems, Gemplus, Utimaco, Towitoko Electronics and Philips Electronics. In the future, PubliCARD may also experience competition from IBM and Microsoft. PubliCARD competes with Danyl, ESD and Set-O-Matic for its commercial laundry smart card products. PubliCARD's competitors in the disk duplication market include Intelligent Computer Systems, CSC, Wytron, Symantec Corp. and MicroHouse. PubliCARD's competitors in the digital flash camera market include SanDisk, Lexmar and SCM Microsystems.

     PubliCARD also competes with OEMs, peripheral equipment manufacturers and others that have greater resources than PubliCARD.

     Many of PubliCARD's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of their products and technologies than PubliCARD. In addition, as the smart card market develops, a number of companies with significantly greater resources than PubliCARD could attempt to increase their presence in the market by acquiring or forming strategic alliances with competitors of PubliCARD, resulting in increased competition.

COIN PRODUCTS BUSINESS

     PubliCARD believes that Greenwald Industries is the leading designer and manufacturer of coin meter systems used in the commercial laundry appliance industry. Greenwald Industries also manufactures and sells its coin products to the amusement and games industry. The commercial laundry appliance industry is comprised of manufacturers of coin-operated washers and dryers for component manufacturers, route operators, distributors, multi-family housing properties and commercial laundromats. PubliCARD estimates that the installed base of washers and dryers is 4.5 million appliances, and that approximately 400,000 units are purchased each year.

     Significant changes have recently begun to develop in the markets served by the coin products segment of PubliCARD's business. One such change is the migration from mechanical and electro-mechanical products to electronic products. Another such change is the movement toward smart card payment systems, which is being addressed by PubliCARD through Greenwald Intellicard.

STRATEGY

     PubliCARD's objectives in its coin products segment are to maintain the market share it has achieved for its traditional product lines, while continuing to develop electronic and smart card solutions for the commercial laundry appliance and amusement and games industries.

     - INTRODUCE NEW PRODUCTS. In the last several years, the demand for electronic equipment has increased. This electronic equipment generally uses electronic drop meters instead of mechanical coin chutes as the coin acceptor for the applicable machine. Drop meters are coin acceptors that accept and register one coin at a time, and integrate more easily with the electronic components of the machines in which they are installed. PubliCARD has developed a high quality, low cost drop meter which is currently being evaluated by a major OEM customer. PubliCARD intends to develop other prototypes and final products for use by its other customers, such as Alliance.

     - INTEGRATE LEGACY OPERATIONS WITH SMART CARD PRODUCT LINE. PubliCARD has begun manufacturing Greenwald Intellicard's value transfer stations at the Chester, Connecticut facility. PubliCARD intends to reorganize both the engineering and development group and the sales and marketing group at this facility to support the addition of its smart card product line.

     - BUILD STRATEGIC ALLIANCES AND RELATIONSHIPS. The relationships PubliCARD enjoys with its significant trade partners are critical to its past and future success. PubliCARD also has an informal alliance with the import agent responsible for supplying its foreign produced coin chutes. PubliCARD intends to develop similar alliances with additional suppliers and customers to give it a competitive advantage in its coin products business.

     - LEVERAGE MANUFACTURING CAPABILITIES. PubliCARD has recently experienced savings as a result of in-sourcing stamped metal components and all assembly operations. As the demand for laundry-related smart card products increases, PubliCARD intends to invest in new equipment with cost-effective short-run capabilities. PubliCARD believes this investment will result in cost savings and improved delivery.

PRODUCTS

     PubliCARD sells the following products:

     - DROP METERS are coin acceptors which can accept one coin at a time and any combination of coins. Drop meters are increasingly being used in electronic applications.

     - TIMER ASSEMBLIES are used to control cycles on commercial dryers and return timers to a "ready" position on certain commercial washers.

     - COIN CHUTES are coin acceptors that can accept up to eight coins or tokens at once. A machine is activated when the slide of a coin chute is pushed forward to engage the start mechanism.

     - MONEY BOXES are trays which are located below a drop meter or coin chute and capture coins. Money boxes are available in a variety of sizes and security configurations.

     - METER CASES are the "vaults" attached to commercial laundry and amusement equipment. Coin acceptors, money boxes and timer mechanisms are mounted inside meter cases, which are constructed on heavy gauge steel for security purposes.

     - LOCKS are used in money boxes and meter cases. Locks are available in a variety of styles, depending upon the degree of security required for a particular location.

SALES AND MARKETING

     PubliCARD sells and distributes its coin products through OEMs, route operators and equipment and parts distributors. OEMs install PubliCARD's products on their equipment. Route operators service and maintain commercial laundry appliances, and therefore are end users of PubliCARD's commercial laundry coin products. Equipment and parts distributors sell PubliCARD's products to smaller end users such as laundry store owners.

     PubliCARD currently employs seven sales and marketing personnel who are responsible for the sales and marketing of PubliCARD's coin products. In addition, PubliCARD also uses two independent sales representatives.

CUSTOMERS

     PubliCARD's customers in its coin products business include Whirlpool Corp., which accounted for approximately 13% of PubliCARD's revenues on a consolidated basis in 1998, as well as General Electric, Maytag, Web Service, Coinmach, Sears and Roebuck, Alliance Laundry Systems and Mac-Gray.

RESEARCH AND DEVELOPMENT

     Following the relocation of PubliCARD's coin products business to Chester, Connecticut in 1996, increased focus has been placed on the strengthening of its engineering capabilities and new product development activities. PubliCARD recently developed a new electronic drop meter and a laundry controller circuit board using distributed intelligence networking architecture. In 1998, PubliCARD spent $446,000 in research and development for its coin products business.

COMPETITION

     PubliCARD competes with ESD, Set-O-Matic, W.H. Munzprufer Dietmar Trenner GmbH and Monarch in its coin products business. PubliCARD believes that the principal competitive factors affecting its coin products business are quality of product, delivery times, ease of use, marketing and customer service and price. See "Risk Factors -- The highly competitive markets in which we operate could have a material adverse effect on our business and operating results."

INTELLECTUAL PROPERTY

     PubliCARD's success depends significantly upon its proprietary technology. PubliCARD relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. PubliCARD seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. PubliCARD's subsidiaries have entered into confidentiality and non-disclosure agreements with certain of their employees and with certain key vendors and suppliers. Despite PubliCARD's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of PubliCARD's products or to obtain and use information that PubliCARD regards as proprietary. Moreover, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, making the possibility of misappropriation of PubliCARD's proprietary technology more likely. The steps taken by PubliCARD to protect its proprietary technology might not prevent misappropriation of such technology, and such protections may not preclude competitors from developing products with functionality or features similar to PubliCARD's products.

     PubliCARD currently has various trademarks and trademark applications registered and pending in the United States and certain other jurisdictions. PubliCARD will continue to evaluate the registration of additional trademarks as it deems appropriate. PubliCARD currently has a number of patents issued, and various patent applications pending. There can be no assurance that any new patents will be issued, that PubliCARD will develop proprietary products or technologies that are patentable, that any issued patent will provide PubliCARD with any competitive advantages or will not be challenged by third parties or that the patents of others will not have a material adverse effect on PubliCARD's business and operating results. See "Risk Factors -- Our proprietary technology is difficult to protect and may infringe on the intellectual property rights of third parties."

     In the event that PubliCARD's technology or products are determined to infringe upon the rights of others, PubliCARD could be required to cease using such technology and stop selling such products, if PubliCARD were unable to obtain licenses to use that technology. There can be no assurance that PubliCARD would be able to obtain such licenses in a timely manner on acceptable terms and conditions, and the failure to do so could have a material adverse effect on PubliCARD's financial condition and results of operations. If PubliCARD is unable to obtain such licenses, it could encounter significant delays in product market introductions while it attempted to design around the infringed-upon patents or rights, or could be forced to stop selling certain products. In addition, patent disputes are common in the smart card and computer industries and there can be no assurance that PubliCARD will have the financial resources to enforce or defend a patent infringement or proprietary rights action.

     PubliCARD expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in PubliCARD's industry segments grow and the functionality of products in different industry segments overlaps. Any such claim, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require PubliCARD to develop non-infringing technology or enter into royalty or licensing agreements or to stop selling certain products. Such royalty or licensing agreements, if required, may not be available on terms acceptable to PubliCARD or at all. In the event of a successful claim of product infringement against PubliCARD and failure or inability of PubliCARD to develop non-infringing technology or license the infringed or similar technology, PubliCARD's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors -- Our proprietary technology is difficult to protect and may infringe on the intellectual proprietary rights of third parties."

     PubliCARD relies on certain software technology that it licenses from third parties. For instance, PubliCARD relies on license agreements relating to its PCDefender(TM), SmartPassky(TM), SmartRewards(TM) and SmartGuardian(TM) products, among others. There can be no assurance that these third-party licenses will continue to be available to PubliCARD on commercially reasonable terms or at all. In addition, PubliCARD is to a certain extent dependent upon such third parties' ability to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. There can be no assurance that PubliCARD would be able to replace the functionality provided by the third-party technology currently used in PubliCARD's products in the event that such technology becomes obsolete or incompatible with future versions or enhancements of PubliCARD's products, or is subject to claims by third parties of infringement of proprietary rights. The loss of or inability to maintain any of these licenses or the inability of the third parties to timely and cost-effectively enhance their products could result in delays or reductions in product shipments by PubliCARD until equivalent technology could be developed internally or identified, licensed and integrated, or could force PubliCARD to stop selling certain products, either of which would have a material adverse effect on PubliCARD's business, financial condition and results of operations.

GOVERNMENT REGULATION

     Market needs and competitive pressures require that PubliCARD's products contain mathematical methods used to protect data or establish the genuineness of data called cryptographic algorithms, in order to protect information and cash substitutes stored in smart cards. The U.S. and many other governments restrict the export of products containing "strong cryptography" for reasons of national security. In the case of the U.S., "strong cryptography" means any product exceeding 40 bits of symmetric algorithms or 512 bits of asymmetric algorithms. Companies wishing to export products of this nature are subject to a license requirement. PubliCARD's PCDefender(TM) product uses a 448 bit symmetric key for its privacy function, and would therefore require a license for export. Currently, PubliCARD does not export this product. However, if PubliCARD decides to export PCDefender(TM), it could not do so without obtaining an export license. Export, import and usage of such cryptographic algorithms are subject to a large and changing body of regulations in the United States. PubliCARD's failure to comply with any regulations that may be enacted with respect to cryptographic algorithms could have a material adverse effect on its business.

     Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases which may be used in PubliCARD's present or future assembly processes. Moreover, changes in such environmental rules and regulations may require PubliCARD to invest in capital equipment and implement compliance programs in the future. Any failure by PubliCARD to comply with environmental rules and regulations, including the discharge of hazardous substances, would subject it to liabilities and would materially adversely affect its operations.

DISCONTINUED OPERATIONS


     In March 1999, PubliCARD's board of directors adopted a plan to dispose of its engineering services subsidiary, OSM. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Discontinued Operation."

SEGMENT INFORMATION


     During 1998, PubliCARD operated in two business segments: coin products and technology products. Information about PubliCARD's operations by segment for the years ended December 31, 1996, 1997 and 1998 is presented in the following table. For 1996, 1997 and 1998, PubliCARD had export sales of approximately $805,000, $1.0 million and $1.4 million, respectively. Such sales were principally made into Canada and Europe.


                       FINANCIAL INFORMATION RELATING TO
                        SEGMENTS AND CLASSES OF PRODUCTS
                           (IN THOUSANDS OF DOLLARS)


                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1996      1997      1998
                                                              -------   -------   -------
Net Sales to Unaffiliated Customers:
  Coin products.............................................  $15,486   $17,039   $15,372
  Technology products.......................................       --        --     1,147
                                                              -------   -------   -------
                                                              $15,486   $17,039   $16,519
                                                              =======   =======   =======
Income (Loss) from Operations:(1)
  Coin products (2).........................................  $  (286)  $ 3,090   $ 2,920
  Technology products.......................................       --        --      (814)
  Corporate and other (3)...................................   (4,886)   (4,338)   (6,538)
                                                              -------   -------   -------
                                                              $(5,152)  $(1,248)  $(4,432)
                                                              =======   =======   =======
Identifiable Assets:
  Coin products.............................................  $ 8,823   $ 9,614   $ 9,601
  Technology products.......................................       --        --     8,918
  Corporate and other.......................................   22,100    16,315    21,410
                                                              -------   -------   -------
                                                              $30,923   $25,929   $39,929
                                                              =======   =======   =======
Depreciation and Amortization Expense:
  Coin products.............................................  $   350   $   432   $   329
  Technology products.......................................       --        --       194
  Corporate and other.......................................       89        80       228
                                                              -------   -------   -------
                                                              $   439   $   512   $   751
                                                              =======   =======   =======
Capital Expenditures:
  Coin products.............................................  $ 1,109   $   312   $   180
  Technology products.......................................       --        --        50
  Corporate and other.......................................       38        19        80
                                                              -------   -------   -------
                                                              $ 1,147   $   331   $   318
                                                              =======   =======   =======


---------------
(1) Before interest income, interest expense and items of a nonoperating nature.

(2) The 1996 loss from operations for the coin products segment includes a special charge of $1.6 million associated with Greenwald Industries' plant relocation.


(3) The 1997 loss from operations includes a non-cash charge of $768,000 related to the modification and extension of certain common stock purchase warrants. The 1998 loss from operations for corporate and other includes a charge of $2.8 million to expense in-process research and development associated with the acquisition of Tritheim.

EMPLOYEES


     PubliCARD has approximately 185 employees engaged in manufacturing operations, engineering, marketing, sales, service and administrative activities at its continuing operations. Of these 185 employees, approximately 80 are employed in the technology products segment and 90 are employed in the coin products segment.


LEGAL PROCEEDINGS

     Various legal proceedings are pending against PubliCARD, which PubliCARD considers to be ordinary litigation incident to the character of its businesses. Certain claims are covered by liability insurance. PubliCARD believes that the resolution of those claims to the extent not covered by insurance will not, individually or in the aggregate, have a material adverse effect on the financial position or results of operations of PubliCARD.

FACILITIES

     PubliCARD owns or leases the following facilities:


                                                                          EXPIRATION       SQUARE
PREMISES                            PURPOSE              LEASED/OWNED        DATE         FOOTAGE
--------                            -------              ------------     ----------      -------
Chester, CT              Manufacturing and office space      Owned           N/A        119,000 (27
                         for Greenwald Industries and                                     acres of
                         manufacturing operations of                                       land)
                         Greenwald Intellicard
Boynton Beach, FL        Office space for Greenwald         Leased           2000          5,000
                         Intellicard
Santa Clara, CA          Manufacturing and office space     Leased           1999          9,000
                         for Amazing
London, England          Sales office for Amazing           Leased      month-to-month     4,000
Los Gatos, CA            Manufacturing and office space     Leased           2001          7,000
                         for Greystone
Tarpon Springs, FL       Office space for Tritheim          Leased      month-to-month     2,000
Tarpon Springs, FL       Office space for Tritheim          Leased           1999          1,000
Fairfield, CT            Office space for                   Leased           2000          1,000
                         smartcardsource.com
Fairfield, CT            Office space for PubliCARD         Leased           2004          3,000
New York, NY             Office space for PubliCARD         Leased           2004          4,500

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of PubliCARD are as follows:

NAME                                    AGE                           POSITION
----                                    ---                           --------
Harry I. Freund                         59       Chairman of the Board and Chairman
Jay S. Goldsmith                        55       Vice Chairman of the Board and Vice Chairman
James J. Weis                           50       Director, President and Chief Executive Officer
M. Richard Phillimore                   53       Executive Vice President -- Smart Card Businesses
Antonio L. DeLise                       38       Vice President, Chief Financial Officer and
                                                 Secretary
Clifford B. Cohn(1)                     47       Director
David L. Herman(1)                      85       Director
L.G. Schafran(1)                        60       Director
Hatim A. Tyabji                         54       Director

---------------
(1) Member of the compensation committee and the audit committee.

     HARRY I. FREUND has been a Director of PubliCARD since April 12, 1985, Chairman of the Board of Directors since December 1985 and Chairman of PubliCARD since October 1998. Since 1975, Mr. Freund has been Chairman of Balfour Investors Inc., a merchant banking firm that had previously been engaged in a general brokerage business.

     JAY S. GOLDSMITH has been a Director of PubliCARD since April 12, 1985, Vice Chairman of the Board of Directors since December 1985 and Vice Chairman of PubliCARD since October 1998. Since 1975, Mr. Goldsmith has been President of Balfour.

     JAMES J. WEIS joined PubliCARD in September 1984 as Assistant to the President. Mr. Weis was elected Vice President in November 1984, Chief Financial Officer and Secretary in April 1986, Executive Vice President-Finance in August 1989 and President, Chief Executive Officer and Director In March 1995.

     M. RICHARD PHILLIMORE was appointed Executive Vice President -- Smart Card Businesses in January 1999. He was formerly Senior Vice President/Chip Business Development with MasterCard International from February 1997 until December 1998, where he led the department responsible for MasterCard's global chip strategy. From October 1989 until January 1997, Mr. Phillimore was Senior Manager -- Chip Business Development at Europay International, where he was responsible for development of chip and e-cash strategy for the European market.

     ANTONIO L. DELISE, a Certified Public Accountant, joined PubliCARD in April 1995 as Vice President, Chief Financial Officer and Secretary. Prior to joining PubliCARD, Mr. DeLise was employed as a Senior Manager with the firm of Arthur Andersen LLP, where he had been employed from July 1983 through March 1995.

     CLIFFORD B. COHN has been a Director of PubliCARD since July 31, 1980, and was Vice President of Government Affairs of PubliCARD from April 1, 1982 to November 20, 1984. Since 1977, Mr. Cohn has been engaged in the private practice of law in Philadelphia, Pennsylvania. Mr. Cohn is a director of Leslie Fay Company Ltd.

     DAVID L. HERMAN has been a Director of PubliCARD since April 12, 1985. Mr. Herman was President and Chief Executive Officer of PubliCARD from March 31, 1986 until March 8, 1995. Prior to 1986, Mr. Herman was an independent consultant advising clients on the reorganization of businesses and potential acquisitions. Mr. Herman is a director of Equitable Bag Co., Inc.

     L.G. SCHAFRAN has been a Director of PubliCARD since December 3, 1986. Mr. Schafran is the Managing General Partner of L.G. Schafran & Associates, a real estate investment and development firm established in 1984. He was Chairman of the Executive Committee of Dart Group Corporation from 1994 to October 1997 and a director of Dart (and its publicly-traded subsidiaries) from 1993 to October 1997. Mr. Schafran is a director of COMSAT Corporation, Discovery Zone, Inc., Equitable Bag Co., Inc., Kasper A.S.L., LTD. and Tarragon Realty Advisors, Inc., and is Chairman of the Board of Delta-Omega Technologies, Inc.

     HATIM A. TYABJI has been a Director of PubliCARD since March 16, 1999. Since September 1998, Mr. Tyabji has been the Chairman and Chief Executive Officer of Saraide.com, which provides mobile data services for the Internet and the wireless communications industry. Mr. Tyabji was the Chairman, Chief Executive Officer and President of VeriFone, Inc. from September 1986 until March 1998. Mr. Tyabji is a director of each of Deluxe Corporation, Best Buy, Bank of America Merchant Services, Novatel Wireless and Ariba Technologies.

TECHNOLOGY COMMITTEE

     PubliCARD has established a Technology Committee comprised of internal technology specialists together with invited leading industry experts drawn from both commerce and academia. The role of the Technology Committee is to provide PubliCARD with advice and counsel on the future technological and commercial trends in the smart card industry. The primary functions of the Technology Committee are to:

     - plan PubliCARD's technological strategy;

     - review and plan PubliCARD's overall corporate strategy;

     - direct PubliCARD's continuing acquisition strategy; and

     - develop synergies among PubliCARD's subsidiaries.

                             EXECUTIVE COMPENSATION

     The following tables set forth information concerning the cash compensation, stock options and retirement benefits provided to PubliCARD's executive officers. The notes to these tables provide more specific information concerning compensation.

SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                      ----------------------------    --------------------------
                                                                       OPTIONS/      ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR     SALARY     BONUS(1)    SARS(#)(2)    COMPENSATION
---------------------------           ----    --------    --------    ----------    ------------
Harry I. Freund(3)..................  1998    $325,000    $     --          --        $15,000(4)
  Chairman                            1997     325,000          --      91,912         15,000(4)
                                      1996     325,000          --     125,000         15,000(4)
Jay S. Goldsmith(3).................  1998     325,000          --          --         22,966(4)
  Vice Chairman                       1997     325,000          --      91,912         17,000(4)
                                      1996     325,000          --     125,000         17,000(4)
James J. Weis.......................  1998     325,000     250,000     140,000          7,604(5)
  President, Chief Executive Officer  1997     325,000     162,500          --          7,958(5)
  and Director                        1996     325,000     200,000     100,000          8,146(5)
Antonio L. DeLise...................  1998     183,611     100,000      75,000          5,861(6)
  Vice President,                     1997     163,700      67,000          --          6,036(6)
  Chief Financial Officer and         1996     149,561      85,000      50,000          6,727(6)
  Secretary

---------------
(1) Reflects bonus earned during the fiscal year. In some instances, all or a portion of the bonus was paid during the next fiscal year.

(2) Options to acquire shares of common stock.

(3) On November 1, 1998, Messrs. Freund and Goldsmith were appointed executive officers of PubliCARD with the titles of Chairman and Vice Chairman, respectively. Prior to such time, Messrs. Freund and Goldsmith were directors of PubliCARD with the titles of Chairman of the Board and Vice Chairman of the Board, respectively; titles and positions which they still hold in addition to their positions as executive officers of PubliCARD. For the period prior to November 1, 1998, Messrs. Freund and Goldsmith received compensation from PubliCARD solely in their capacities as directors of PubliCARD. As Chairman of the Board and Vice Chairman of the Board, pursuant to informal arrangements with PubliCARD, Messrs. Freund and Goldsmith each received annual compensation at the rate of $325,000 per year. Commencing November 1, 1998, Messrs. Freund and Goldsmith have received compensation from PubliCARD at the same rate in their capacities as executive officers.

(4) Represents life insurance premiums paid on behalf of Mr. Freund and Mr. Goldsmith for 1996, 1997 and 1998.

(5) Consists of $4,750, $4,750 and $4,800 in contributions to PubliCARD's 401(k) plan for 1996, 1997 and 1998, respectively, and $3,396, $3,208 and $2,804 for term life and disability insurance premiums paid on behalf of Mr. Weis for 1996, 1997 and 1998, respectively.

(6) Consists of $4,750, $4,750 and $4,800 in contributions to PubliCARD's 401(k) plan for 1996, 1997 and 1998, respectively, and $1,977, $1,286 and $1,061 for term life and disability insurance payments paid on behalf of Mr. DeLise for 1996, 1997 and 1998, respectively.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning grants to purchase shares of common stock to the following persons during the fiscal year ended December 31, 1998:

                                                                                        POTENTIAL REALIZABLE
                                               PERCENT OF                             VALUE AT ASSUMED ANNUAL
                                                 TOTAL                                  RATES OF STOCK PRICE
                                                OPTIONS     EXERCISE                 APPRECIATION FOR FIVE YEAR
                                   OPTIONS     GRANTED TO   PRICE PER   EXPIRATION        OPTION TERM (1)
              NAME                GRANTED(3)   EMPLOYEES      SHARE        DATE          5%            10%
              ----                ----------   ----------   ---------   ----------   -----------   ------------
Harry I. Freund.................        --          --           --            --            --             --
Jay S. Goldsmith................        --          --           --            --            --             --
James J. Weis...................   140,000        24.8%       $1.75     9/14/2003    $   67,689    $   149,575
Antonio L. DeLise...............    75,000        13.3%       $1.75     9/14/2003        36,262         80,129
All shareholders(2).............       N/A         N/A          N/A           N/A     8,162,301     18,036,551
Named officers' gain as % of all
  shareholders' gain............       N/A         N/A          N/A           N/A          1.27%          1.27%

---------------
(1) The potential gain is calculated from the closing price of common stock of $1.75 on September 14, 1998, the date of grant to executive officers. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

(2) Based on the number of shares outstanding at December 31, 1998.

(3) Options granted under PubliCARD's 1993 Long-Term Incentive Plan expire five years from the date of grant.

AGGREGATE STOCK OPTION EXERCISES IN FISCAL YEAR 1998 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information as of December 31, 1998 concerning exercisable and unexercisable stock options held by the following persons:

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                               SHARES                       OPTIONS AT FISCAL         IN-THE-MONEY OPTIONS AT
                              ACQUIRED       VALUE              YEAR END                FISCAL YEAR END(1)
           NAME              ON EXERCISE    REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
           ----              -----------    --------    -------------------------    -------------------------
Harry I. Freund............    125,000       $7,812         541,912(2)/  --               $6,481,759/  --
Jay S. Goldsmith...........    125,000        7,812         541,912(2)/  --                6,481,759/  --
James J. Weis..............     60,000        1,875         400,000   /  --                4,913,750/  --
Antonio L. DeLise..........         --           --         150,000   /  --                1,846,875/  --

---------------
(1) These values are based on the December 31, 1998 closing price for PubliCARD's common stock on the Nasdaq National Market of $14.00 per share.

(2) Excludes shares of common stock which may be acquired by Messrs. Freund and Goldsmith through the exercise of stock purchase warrants in the amounts of 668,865 and 723,308, respectively.

RETIREMENT INCOME PLAN

     Effective December 31, 1993, benefits under the PubliCARD Retirement Plan were frozen. Accordingly, plan participants will accumulate no additional credited service, and earnings subsequent to December 31, 1993 will no longer have an impact on accumulated benefits. The annual benefits payable upon retirement for Mr. Weis under this plan are $23,831. The foregoing amount is based on a straight life annuity. Retirement benefits are payable at age 65 to married employees in the form of a 50% joint and survivor annuity with their spouses, at a reduced amount, unless they elect to receive a straight life annuity. Single employees receive a straight life annuity. The foregoing benefit amount is not subject to any deduction for Federal Insurance Contributions Act or other offset amounts.

STOCK OPTION PLANS


     Under the 1991 Stock Option Plan for directors, officers and key employees adopted by shareholders of PubliCARD in 1992, PubliCARD has been authorized to grant nonqualified stock options to purchase up to 750,000 shares of common stock. Under the 1993 Long-Term Incentive Plan and the Non-employee Director Stock Option Plan adopted by shareholders of PubliCARD in 1994, PubliCARD may grant stock options, restricted stock options, stock appreciation rights, performance awards and other stock-based awards equivalent to up to 3,550,000 shares of common stock. 247,500 shares of common stock in the aggregate are currently available for grant under the 1991 Stock Option Plan, 1993 Long-Term Incentive Plan and the Non-employee Director Stock Option Plan.


     The plans are administered by the compensation committee of the board of directors of PubliCARD, except the Non-employee Director Stock Option Plan, which is administered by the board of directors. Subject to the express provisions of the plans, the compensation committee of the board of directors has full and final authority to determine the terms of all awards granted under the plans including (a) the purchase price of the shares covered by each award,
(b) whether any payment will be required upon grant of the award, (c) the individuals to whom, and the time at which, awards shall be granted, (d) the number of shares to be subject to each award, (e) when an award can be exercised and whether in whole or in installments, (f) whether the exercisability of the awards is subject to risk of forfeiture or other condition and (g) whether the stock issued upon exercise of an award is subject to repurchase by PubliCARD, and the terms of such repurchase.

     Under the 1991 Stock Option Plan, the term of options is for such period as the compensation committee of the board of directors determines, but may not exceed 12 years from the date of the option's grant. Under the 1993 Long-Term Incentive Plan, the term of options granted are prescribed by the compensation committee of the board of directors, but no stock option may be exercised after five years from the date it is granted. There are currently 30,000 stock options available for grant to directors who are not employees of PubliCARD under the Non-employee Director Stock Option Plan.

     During the year ended December 31, 1998, 215,000 stock options were granted to executive officers of PubliCARD under the 1993 Long-Term Incentive Plan.

STOCK OPTION AGREEMENTS

     In April 1985, PubliCARD issued 1.6 million shares of common stock at $2.50 per share in a private placement. Under the terms of the related agreement, Balfour, the agent for the purchasers, received options to buy 400,000 shares of PubliCARD's common stock at a price of $2.50 per share for five years, which period was subsequently extended by ten years. Balfour subsequently transferred the options to Messrs. Freund and Goldsmith, who currently hold them. In January 1996, PubliCARD issued options to Messrs. Cohn and Schafran to purchase a total of 200,000 shares of PubliCARD's common stock at a price of $2.50 per share for five years. None of these options had been exercised as of December 31, 1998.

     On January 18, 1999, PubliCARD granted stock options to purchase an aggregate of 200,000 shares of common stock to Mr. Phillimore. 100,000 of those options are exercisable for five years beginning January 19, 2000 at $5.50 per share. The remaining 100,000 of those options are exercisable for five years beginning January 19, 2001 at $5.50 per share.

     On March 16, 1999, PubliCARD granted stock options to purchase an aggregate of 250,000 shares of common stock to Mr. Tyabji. 125,000 of those options are exercisable for four years beginning March 16, 2000 at $9.75 per share. The remaining 125,000 of those options are exercisable for three years beginning March 16, 2001 at $9.75 per share.

COMPENSATION OF DIRECTORS; CERTAIN ARRANGEMENTS

     Directors of PubliCARD are elected at each annual meeting of shareholders to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. Executive officers are elected to hold office until the first meeting of directors following the next annual meeting of shareholders or until their successors are sooner elected by the board of directors and qualified.

     Directors who are not officers of PubliCARD are paid $2,500 per month for services as directors and, in addition, $750 per day for each meeting of the board of directors or of shareholders that they attended without regard to the number of meetings attended each day.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

     In August 1987, PubliCARD entered into change of control agreements with each of Messrs. Freund, Goldsmith, Herman and Weis, which agreements provide for payments to them under certain circumstances following a change of control of PubliCARD. These agreements were not adopted in response to any specific acquisition of shares of PubliCARD or any other event threatening to bring about a change of control of PubliCARD. For purposes of the agreements, a "change of control" is defined as any of the following: (a) PubliCARD ceasing to be a publicly owned corporation having at least 2,000 shareholders, (b) any person or group acquiring in excess of 30% of the voting power of PubliCARD's securities,
(c) Messrs. Freund, Goldsmith, Herman, Cohn, Schafran and Weis and any other director designated as a "continuing director" prior to his election as a director by a majority of the foregoing persons (the "Continuing Directors") ceasing for any reason to constitute at least a majority of the board of directors, (d) PubliCARD merging or consolidating with any entity, unless approved by a majority of the Continuing Directors or (e) the sale or transfer of a substantial portion of PubliCARD's assets to another entity, unless approved by a majority of the Continuing Directors.

     In the event one of the above-named individuals: (a) is terminated as an employee of PubliCARD for any reason other than conviction of a felony or any act of fraud or embezzlement, is disabled for six consecutive months or dies,
(b) is not elected and maintained in the office which he now occupies, (c) is not included by the board of directors in the slate of directors recommended to shareholders, (d) receives a reduction in his salary or fringe benefits, (e) experiences a change in his place of employment or is required to travel excessively or (f) experiences other substantial, material and adverse changes in conditions under which the individual's services are to be rendered, within three years following a change of control, the individual will be entitled to receive in a lump sum within 10 days of the date of discontinuance, a payment equal to 2.99 times the individual's average annual compensation for the shorter of (a) the five years preceding the change of control, or (b) the period the individual received compensation from PubliCARD for personal services. Assuming a change of control of PubliCARD and the discontinuance of an individual's services were to occur at the present time, payments in the following amounts, assuming there are no "excess parachute payments" as defined in the Internal Revenue Code of 1986 (the "Code"), would be made pursuant to the change of control agreements: Mr. Freund -- $942,709; Mr. Goldsmith -- $942,709; Mr. Herman -- $394,376 and Mr. Weis -- $1,419,180. In the event any such payment, either alone or together with others made in connection with the individual's discontinuance, is considered to be an "excess parachute payment," the individual is entitled to receive an additional payment in an amount which, when added to the initial payment, results in a net benefit to the individual, after giving effect to excise taxes imposed by Section 4999 of the Code and income taxes on such additional payment, equal to the initial payment before such additional payment. Since the change of control agreements would require large cash payments to be made by any person or group effecting a change of control of PubliCARD, absent the assent of a majority of the Continuing Directors, these agreements may discourage hostile takeover attempts of PubliCARD.

     The change of control agreements would have expired on December 1, 1998 but have been and will continue to be automatically extended for a period of one year on each December 1, unless terminated by either party prior to any December
1. In the event a change of control occurs while the change of control agreements are in effect, the term of such agreements will automatically be extended to three years from the date of the change of control and the foregoing renewal option will become inapplicable.

     PubliCARD has entered into an agreement with Mr. Weis which provides that, in the event his employment is terminated without cause or is considered terminated by reason of a change in Mr. Weis' duties which would require him to relocate his principal residence, he will receive a continuation of salary payments and all other employee benefits then provided him until the earlier of one year from the date of notice of termination or the date upon which he begins full-time employment with a new employer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors, which consists entirely of directors who are not also officers of PubliCARD, reviews the compensation of key employees of PubliCARD. The present members of the compensation committee are David L. Herman, Chairman, Clifford B. Cohn and L.G. Schafran. See "-- Compensation of Directors; Certain Arrangements,"
"-- Employment and Change of Control Agreements" and Notes 2 and 3 to the table under "Principal Shareholders."

KEY MAN LIFE INSURANCE POLICIES

     PubliCARD currently maintains key man insurance policies on the lives of Messrs. Harry I. Freund, Jay S. Goldsmith and James J. Weis. The benefits payable to PubliCARD upon the death of Mr. Freund, Mr. Goldsmith and Mr. Weis are $1.0 million, $1.0 million and $2.0 million, respectively.

                              CERTAIN TRANSACTIONS

     On March 8, 1995, following Mr. Herman's retirement as President of PubliCARD, PubliCARD and Mr. Herman entered into an informal consulting agreement pursuant to which Mr. Herman renders consulting services to the board of directors of PubliCARD. The consulting agreement provides for a consulting fee at a rate of $20,000 per year, payable in monthly installments. The services rendered to PubliCARD by Mr. Herman include consultation on acquisitions and divestitures, litigation and other matters. The consulting agreement is terminable at any time by PubliCARD or Mr. Herman.

     PubliCARD and Balfour are parties to a license agreement, dated as of October 26, 1994, with respect to a portion of the office space leased by PubliCARD in New York City. Messrs. Freund and Goldsmith are Chairman and President, respectively, and the only shareholders of Balfour. The term of the license agreement commenced on January 1, 1995 and will expire on June 30, 2004, unless sooner terminated pursuant to law or the terms of the license agreement. The license agreement provides for Balfour to pay PubliCARD an amount equal to 40% of the rent paid by PubliCARD under its lease, including base rent, electricity, water, real estate tax escalations and operation and maintenance escalations. In addition, Balfour has agreed to reimburse PubliCARD for 40% of the cost of insurance which PubliCARD is obligated to maintain under the terms of its lease with respect to the premises. In November 1998, Balfour's share of rent and other costs was reduced to 20% due to an increase in the space utilized by PubliCARD. The base rent payable by Balfour under the license agreement is $3,745 per month through September 30, 1999, and $4,030 per month thereafter.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth, as of August 1, 1999, the beneficial ownership of PubliCARD's common stock by (a) each person who owns of record or is known by PubliCARD to own beneficially more than 5% of the common stock of PubliCARD, (b) all directors, nominees and executive officers, individually and
(c) all directors, nominees and executive officers as a group. All information with respect to beneficial ownership has been furnished to PubliCARD by the respective shareholders of PubliCARD.



                                                              AMOUNT AND NATURE OF
                 NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP(1)   PERCENT OF CLASS
                 ------------------------                    -----------------------   ----------------
Harry I. Freund                                                     2,328,959(2)                11.9%
  Chairman of the Board of Directors and Chairman
Jay S. Goldsmith                                                    2,352,552(3)                12.0%
  Vice Chairman of the Board of Directors and Vice Chairman
James J. Weis                                                         549,500(4)                 2.9%
  President, Chief Executive Officer and Director
Clifford B. Cohn                                                      238,271(5)                 1.3%
  Director
David L. Herman                                                       296,946(6)                 1.6%
  Director
L.G. Schafran                                                         334,997(7)                 1.8%
  Director
Hatim A. Tyabji                                                            --                     --
  Director
Richard Phillimore                                                     50,000(8)         Less than 1%
  Executive Vice President/Smart Card Businesses
Antonio L. DeLise                                                     152,000(9)         Less than 1%
  Vice President, Chief Financial Officer and Secretary
All directors, nominees and officers as a group (9 persons)         6,303,225(10)               28.7%


---------------
 (1) Calculated in accordance with Rule 13d-3 adopted by the SEC under the Securities Exchange Act of 1934.


 (2) Includes shares of common stock which may be acquired by Mr. Freund within 60 days as follows: 541,912 shares through the exercise of stock options and 668,865 shares through the exercise of stock purchase warrants. Also includes 2,450 shares of common stock held by Mr. Freund's spouse over which Mr. Freund has shared voting and investment power but as to which he disclaims any beneficial interest. Also includes 273,625 shares that may be deemed to be owned beneficially by Mr. Freund which are held by Balfour for its clients in discretionary accounts, as to which Mr. Freund disclaims any beneficial interest. Also includes 13,000 shares that may be deemed to be owned beneficially by Mr. Freund which are held by the Balfour Defined Benefits Pension Plan, for which Mr. Freund acts as trustee and plan administrator, and in which he participates. Mr. Freund disclaims beneficial ownership of 5,850 of such 13,000 shares. Messrs. Freund and Goldsmith are Chairman and President, respectively, and the only shareholders of Balfour. The discretionary clients of Balfour have the sole power to vote and direct the vote of the shares held in their account. Balfour and its discretionary clients have shared power to dispose of or direct the disposition of the shares held in such clients' accounts. At present, Balfour has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of PubliCARD's common stock for all of its discretionary clients.


 (3) Includes shares of common stock which may be acquired by Mr. Goldsmith within 60 days as follows: 541,912 shares through the exercise of stock options and 723,308 shares through the exercise of stock purchase warrants. Also includes 1,250 shares of common stock held by Mr. Goldsmith's spouse over which Mr. Goldsmith has shared voting and investment power but as to which he disclaims any beneficial interest, and includes 273,625 shares that may be deemed to be owned beneficially by Mr. Goldsmith which are held by Balfour for its clients in discretionary accounts as to which Mr. Goldsmith disclaims beneficial ownership. See Note 2 above. Also includes 13,000 shares that may be deemed to be owned beneficially by Mr. Goldsmith which are held by the Balfour Defined Benefits Pension Plan, for which Mr. Goldsmith acts as trustee and plan administrator, and in which he participates. Mr. Goldsmith disclaims beneficial ownership of 7,280 of such 13,000 shares.

 (4) Includes 400,000 shares which may be acquired by Mr. Weis within 60 days through the exercise of stock options.

 (5) Includes 182,059 shares which may be acquired by Mr. Cohn within 60 days through the exercise of stock options.

 (6) Includes shares which may be acquired by Mr. Herman within 60 days as follows: 142,058 shares through the exercise of stock options and 38,888 shares through the exercise of stock purchase warrants.

 (7) Includes 182,059 shares which may be acquired by Mr. Schafran within 60 days through the exercise of stock options. Also includes 114,050 shares of common stock and 38,888 shares of common stock that may be acquired through the exercise of stock purchase warrants held by Mr. Schafran's spouse as to which Mr. Schafran disclaims any beneficial interest.

 (8) Represents 50,000 shares of common stock that Mr. Phillimore will be entitled to receive in January 2000, on the one-year anniversary of his employment with PubliCARD.

 (9) Includes 150,000 shares which may be acquired by Mr. DeLise within 60 days through the exercise of stock options.

(10) Includes shares of common stock which may be acquired by such persons within 60 days as follows: 2,140,000 shares through the exercise of stock options and 1,469,949 shares through the exercise of stock purchase warrants.

                              SELLING SHAREHOLDERS


     The following table sets forth certain information known to us with respect to beneficial ownership of PubliCARD common stock as of August 1, 1999 by each selling shareholder. The following table assumes that the selling shareholders sell all of the shares registered under the registration statement of which this prospectus forms a part and shown as beneficially owned by them. PubliCARD is unable to determine the exact number of shares that actually will be sold.



     The number and percentage of shares beneficially owned is based on 18,349,809 shares issued and outstanding at August 1, 1999, determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of August 1, 1999 through the exercise of any stock option or other rights.



                                                                             MAXIMUM NUMBER
                                                                              OF SHARES OF       COMMON STOCK
                                                       COMMON STOCK              COMMON          BENEFICIALLY
                                                    BENEFICIALLY OWNED      STOCK TO BE SOLD      OWNED AFTER
                                                  PRIOR TO THIS OFFERING    IN THIS OFFERING   THIS OFFERING(1)
                                                  -----------------------   ----------------   -----------------
SELLING SHAREHOLDER                                 NUMBER       PERCENT                       NUMBER    PERCENT
-------------------                               -----------   ---------                      -------   -------
Salomon Smith Barney IRA Custodian for Anthony
  W. Adams MD...................................      23,678      *               23,478           200       *
John E. and MaryAnn Aide........................      23,478      *               23,478             0       0
David M. Alexander..............................      10,000      *               10,000             0       0
Askham International LTD........................     491,500       2.7           491,500(2)          0       0
Terry Bazzone...................................         987      *                  987             0       0
Terry and Kelly Best............................       1,096      *                1,096             0       0
Jay Bloom.......................................      40,000      *               40,000             0       0
Charles A. Brooks and Sandra S. Brooks, as
  tenants by the entirety.......................       7,044      *                7,044             0       0
Robert Brotherton TTEE FBO Robert G.
  Brotherton....................................      18,782      *               18,782             0       0
Michael Bumpers.................................      10,000      *               10,000             0       0
Thomas E. Carson and Susan K. Carson............      11,739      *               11,739             0       0
Bill Castle.....................................       3,859      *                3,859             0       0
Peter Chope.....................................      10,000      *               10,000             0       0
Gerald W. Coleman...............................      11,739      *               11,739             0       0
Terry and Frances Cooley........................       1,503      *                1,503             0       0
Laura J. Craig..................................         282      *                  282             0       0
George P. Delucchi..............................       5,000      *                5,000             0       0
Fidela Docena...................................       7,000      *                7,000             0       0
Egger Nominees..................................      40,000      *               40,000             0       0
Michel H. and Marianne M. Elias.................       4,696      *                4,696             0       0
Stephen A. Ewald................................      74,843      *               66,913(3)      7,930       *
FEHZ V Consulting, Inc. ........................       7,000      *                7,000             0       0
James Forquer...................................       5,000      *                5,000             0       0
Machon Foster...................................       1,800      *                1,800             0       0
Michael Goddard.................................     429,900       2.3            90,000       129,900       *
Pierrette Goddard...............................     429,900       2.3           210,000       129,900       *
Andrew Heyer....................................      56,000      *               40,000         6,000       *
Andrew R. Heyer, Trust for Harris Heyer.........       2,500      *                2,500             0       0
Andrew R. Heyer, Trust for James Heyer..........       2,500      *                2,500             0       0
Andrew R. Heyer, Trust for Peter Heyer..........       2,500      *                2,500             0       0
Andrew Heyer, Trust for William Heyer...........       2,500      *                2,500             0       0
Song Zun Huang..................................      14,945      *               14,945             0       0

                                                                             MAXIMUM NUMBER
                                                                              OF SHARES OF       COMMON STOCK
                                                       COMMON STOCK              COMMON          BENEFICIALLY
                                                    BENEFICIALLY OWNED      STOCK TO BE SOLD      OWNED AFTER
                                                  PRIOR TO THIS OFFERING    IN THIS OFFERING   THIS OFFERING(1)
                                                  -----------------------   ----------------   -----------------
SELLING SHAREHOLDER                                 NUMBER       PERCENT                       NUMBER    PERCENT
-------------------                               -----------   ---------                      -------   -------
Cy Allen Hudson.................................       8,000      *                8,000             0       0
A. Daniel Jesselson 4/8/71 Trust................     100,000      *              100,000             0       0
Benjamin J. Jesselson...........................     600,000       3.3           150,000             0       0
Michael G. Jesselson 12/18/80 Trust.............     200,000       1.1           200,000             0       0
October 1983 Trust FBO Jesselson
  Grandchildren.................................     150,000      *              150,000             0       0
Joi B. Koulianos................................       1,879      *                1,879             0       0
Philip La Marche................................      11,739      *               11,739             0       0
Edward Levy.....................................      20,000      *               20,000             0       0
Paul S. Levy....................................      40,000      *               40,000             0       0
Robert Martell..................................      19,566      *               19,566             0       0
B.K. Marya......................................       3,360      *                3,360(4)          0       0
Wayne and Alice Matthews........................       1,835      *                  987(3)        848       *
Jason Maynard...................................         100      *                  100             0       0
Walter McLallen.................................       4,000      *                4,000             0       0
Kenneth Mellem..................................         987      *                  987             0       0
Joel Miller.....................................       5,000      *                2,500             0       0
Mario Monello...................................      40,000      *               40,000             0       0
Jack Nash.......................................     200,000       1.1           200,000             0       0
Joseph Oberzeir.................................       5,000      *                5,000             0       0
James Orris.....................................      10,000      *               10,000             0       0
Naomi J. Patterson..............................         470      *                  470             0       0
John C. Pauley..................................       1,541      *                1,541             0       0
Joseph P. Poole.................................      18,783      *                7,044             0       0
Thomas V. Poole, Ann M. Poole, Joseph P. Poole,
  as joint tenants..............................      11,739      *               11,739             0       0
Vincent T. Poole................................      91,452      *               84,521(3)      6,931       *
William Marc Postlewaite........................     748,107       4.1           725,702(3)(5)  22,405       *
Rodger D. Powell................................       4,696      *                4,696             0       0
Bruce Raben.....................................      12,000      *               12,000             0       0
Barry Radolan...................................      14,339      *               11,739         2,600       *
George Robinson.................................      58,915      *               58,915             0       0
John Ronan and Mary Poole.......................       4,696      *                4,696             0       0
Robert Schoenthal...............................       5,000      *                2,500             0       0
Winn Schwartau..................................         987      *                  987             0       0
Judith A. Scutt.................................         141                         141             0       0
Lorri Segaux....................................       5,000      *                5,000             0       0
Steven T. Shapiro...............................       5,000      *                5,000             0       0
Spira Family Investment Partnership.............      40,000      *               40,000             0       0
Bruce Spohler...................................      10,000      *               10,000             0       0
Bank of New York Trust and Depositary Company
  Limited as Trustee of the St. James's Place
  International Unit Trust......................     220,000       1.2           220,000             0       0
Michael Steinhardt..............................     400,000       2.2           400,000             0       0
Nicholas Streit.................................       5,000      *                5,000             0       0
Harold Taylor...................................           0      0               15,000(6)          0       0
Jay Carter Thomason.............................         282      *                  282             0       0
John D. Thuet...................................       4,461      *                4,461             0       0
Bret Tobey......................................         881      *                  881             0       0
Dave M. and Joan Tobey..........................      11,739      *               11,739             0       0

                                                                             MAXIMUM NUMBER
                                                                              OF SHARES OF       COMMON STOCK
                                                       COMMON STOCK              COMMON          BENEFICIALLY
                                                    BENEFICIALLY OWNED      STOCK TO BE SOLD      OWNED AFTER
                                                  PRIOR TO THIS OFFERING    IN THIS OFFERING   THIS OFFERING(1)
                                                  -----------------------   ----------------   -----------------
SELLING SHAREHOLDER                                 NUMBER       PERCENT                       NUMBER    PERCENT
-------------------                               -----------   ---------                      -------   -------
John Usher......................................     583,920       3.2           583,920(7)          0       0
Yvonne Varga....................................      11,192      *                9,392         1,800       *
Kim Vogel.......................................     397,956       2.2           375,648(3)     22,308       *
Leon M. Wagner IRA Rollover.....................      20,000      *               20,000             0       0
Gordon Watson...................................      10,000      *               10,000             0       0
Lawrence Weltman................................       5,000      *                5,000             0       0
Donald Witmer...................................      61,538      *               57,976(8)      3,562       *
WHIM LLC........................................       3,360      *                3,360(4)          0       0
Loveday Ziluca..................................       3,000      *                3,000             0       0
Total...........................................                               4,848,309

---------------

 (1) Assumes the maximum number of shares registered under the registration statement of which this prospectus forms a part is sold.

 (2) Includes 178,727 shares of common stock underlying currently-exercisable options.

 (3) Pursuant to the Tritheim Merger Agreement, these individuals agreed not to sell, exchange, assign, transfer, pledge, encumber or otherwise dispose of any shares of common stock received in connection with the acquisition of Tritheim prior to November 25, 1999.

 (4) Includes 1,222 shares of common stock underlying currently-exercisable options.

 (5) Mr. Postlewaite is the President of Tritheim.

 (6) Represents shares underlying stock options which are not exercisable within 60 days from the date of this prospectus.

 (7) Pursuant to the Greystone Merger Agreement, Mr. Usher agreed not to sell, exchange, assign, transfer, pledge, encumber or otherwise dispose of any shares of common stock received in connection with the acquisition of Greystone prior to August 22, 1999. After August 22, 1999 and until February 22, 2002, Mr. Usher may transfer the shares of common stock received in connection with the acquisition of Greystone, subject to certain volume limitations. Mr. Usher is the President and Chief Executive Officer of Greystone.

 (8) Includes 18,829 shares of common stock underlying currently-exercisable options. Mr. Witmer is the President and Chief Executive Officer of Amazing.

 * Less than 1%.

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

     PubliCARD is authorized to issue 40,000,000 shares of common stock, par value $.10 per share, 136,566 shares of preferred stock without par value and 1,000,000 shares of class A preferred stock without par value. As of the date of this prospectus, no shares of the preferred stock or class A preferred stock were outstanding. However, 300,000 shares of class A preferred stock have been authorized and reserved for issuance in connection with the preferred stock purchase rights described below.

  COMMON STOCK

     Each share of common stock is entitled to one vote upon all matters on which shareholders are entitled to vote. Upon liquidation, such holders are entitled to receive pro rata the assets of PubliCARD remaining after the satisfaction of corporate liabilities and the payment of the liquidation preference of any preferred stock or any series of class A preferred stock that may be outstanding. The common stock has no preemptive rights.

     Under Section 2541 et seq. of the PBCL, holders of common stock will be entitled, under certain circumstances, to receive the fair value of their shares from a controlling person or group. These rights are conditioned upon, among other things, (a) the occurrence of a control transaction, which is the acquisition by the controlling person or group with voting power of at least twenty percent of the shares entitled to vote in an election of directors; (b) demand being timely made by the shareholder and (c) the surrendering by the shareholder of his shares to the controlling person or group.

  PREFERRED STOCK

     Under the terms of PubliCARD's Amended and Restated Articles of Incorporation, so long as any preferred stock is outstanding, no dividend may be declared or distribution made by purchase, redemption, payment to any sinking fund or otherwise on the common stock, other than a dividend or distribution in stock junior to the preferred stock, unless (a) all dividends shall have been paid and sinking fund payments made on the preferred stock; (b) after giving effect to the payment of the proposed dividends or distribution, the aggregate of all dividends and distributions on the PubliCARD common stock subsequent to December 31, 1944, plus all dividends paid or accrued and sinking fund payments made or due on the preferred stock and any stock ranking prior to or on a parity with the preferred stock subsequent to December 31, 1944, shall not exceed the sum of the consolidated net earnings subsequent to December 31, 1944, plus the aggregate net cash consideration received from the sale of any stock ranking junior to the preferred stock subsequent to December 31, 1944; and (c) after giving effect to the payment of the proposed dividend or distribution, the consolidated net current assets shall be at least $10.0 million. No shares of preferred stock are currently issued and outstanding.

     PubliCARD may issue class A preferred stock in series having whatever rights and preferences the board of directors may determine. One or more series of class A preferred stock may be made convertible into PubliCARD common stock at rates determined by the board of directors, and class A preferred stock may be given priority over the PubliCARD common stock in payment of dividends, rights on liquidation, voting and other rights. PubliCARD has not issued any class A preferred stock and has no present plans to issue any class A preferred stock; however, PubliCARD has reserved 300,000 shares of class A preferred stock, designated "First Series," for issuance upon exercise of the rights described below. Class A preferred stock may be issued from time to time upon authorization of the board of directors without action of the shareholders.

     On August 9, 1988, the board of directors of PubliCARD declared a dividend distribution of one right (a "Right") for each outstanding share of PubliCARD common stock to shareholders of record at the close of business on August 23, 1988. Each Right, the terms of which are set forth in an Amended and Restated Rights Agreement, dated as of August 7, 1998, between PubliCARD and Continental Stock Transfer & Trust Company (the "Rights Agreement"), entitles the registered holder until August 8, 2008, unless earlier exercised by the holder or redeemed by PubliCARD, to purchase from PubliCARD, at a price of $7.50 (the "Purchase Price"), subject to adjustment, one-hundredth of a share of PubliCARD's class A preferred stock, First Series. The Rights are evidenced by the PubliCARD common stock certificates and will not be exercisable or transferable apart from the PubliCARD common stock until the earlier of (a) the tenth day after a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of stock representing 20% or more of the voting power of PubliCARD or (b) the tenth day after the commencement or announcement of a tender offer or exchange offer by a person or group other than PubliCARD if, upon consummation of such offer, such person or group would beneficially own stock representing 30% or more of such voting power (the earlier of (a) and (b) being called the "Distribution Date").

     In the event that (a) an Acquiring Person, or persons affiliated or associated with it, engages in one of a number of self-dealing transactions with PubliCARD as specified in the Rights Agreement, (b) a person, together with persons affiliated or associated with it, becomes the beneficial owner of 30% or more of the outstanding common stock, (c) PubliCARD is the surviving corporation in a merger with an Acquiring Person or an affiliate or associate of an Acquiring Person and its common stock is not changed or exchanged or (d) if there is an Acquiring Person, and any reclassification of securities, including any reverse stock split, recapitalization of PubliCARD, merger or consolidation involving PubliCARD or any subsidiary of PubliCARD, or any other transaction other than a transaction described below which has the effect of increasing by more than 1% the proportionate shares of equity securities or securities convertible into equity securities of PubliCARD held by an Acquiring Person or affiliate or associate of it, proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise, PubliCARD common stock or, in certain circumstances as determined by PubliCARD, other securities, cash, or other property having a value equal to a multiple, calculated in accordance with the Rights Agreement, of the Purchase Price. Notwithstanding the foregoing, any Rights beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person, or a transferee of a person who is or, in certain circumstances, becomes an Acquiring Person, shall become null and void upon the first occurrence of an event described in this paragraph and no holder of such Rights shall have any right with respect to such Rights from and after such occurrence.

     In the event that, following the Distribution Date, PubliCARD (a) engages in a merger or other business combination transaction with another person in which the PubliCARD common stock is changed, or exchanged, or (b) sells or transfers 50% or more of its assets or earning power to another person, proper provision shall be made so that each holder of a Right, other than rights that theretofore become null and void as described in the preceding paragraph, shall thereafter have the right to receive, upon exercise, common stock of such other person (or in certain circumstances one of its affiliates) having a value equal to a multiple, calculated in accordance with the Rights Agreement, of the Purchase Price.

     The class A preferred stock purchasable upon exercise of the Rights will be nonredeemable and subordinate to other series of PubliCARD's preferred stock. Each share of the class A preferred stock will be entitled to an aggregate dividend of 100 times the dividend declared with respect to each share of the PubliCARD common stock. In the event of liquidation, the holders of the class A preferred stock will receive a preferred liquidation payment of $750.00 per share, and will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of the PubliCARD common stock. Each share of the class A preferred stock will have 100 votes, voting together with the PubliCARD common stock. In the event of any merger, consolidation or other transaction in which PubliCARD common stock is exchanged for or changed into other stock or securities, cash or other property, it is required that provision be made so that each share of the class A preferred stock will receive 100 times the amount received per share of the PubliCARD common stock. Fractional shares of the class A preferred stock in integral multiples of one one-hundredth of a share will be issuable; however, to facilitate trading of such fractional interests, it is presently intended that depositary receipts will be made available.

     The overall effect of the Rights, the undesignated voting rights of class A preferred stock and of the rights of the holders of PubliCARD common stock under Sections 2541 et seq. of the PBCL to receive the fair value of their shares upon the occurrence of a control transaction within the meaning of such section will render more difficult the accomplishment of mergers or the assumption of control by a principal shareholder, and thus make it more difficult to remove current management. See "Risk Factors--Our articles of incorporation and by-laws, certain change of control agreements, our rights plan and provisions of Pennsylvania law could deter takeover attempts."

WARRANTS

     In December 1986, PubliCARD issued $30.0 million of 13% subordinated notes together with detachable warrants ("Warrants") to purchase 3,600,000 shares of PubliCARD's common stock for five years, which period was subsequently extended by five years. In addition, PubliCARD issued 1,200,000 underwriter's warrants ("Underwriter's Warrants") to purchase PubliCARD's common stock for five years, which period was subsequently extended by five years. Each Warrant and Underwriter's Warrant entitles its holder to purchase 1.024 shares of common stock for $1.95 per share, subject to adjustment in certain circumstances. Unexercised warrants were to expire on December 15, 1996 (December 17, 1996, in the case of the Underwriter's Warrants).

     On November 8, 1996, PubliCARD's board of directors, acting upon the recommendation of a special committee of disinterested directors, determined it would be in PubliCARD's best interests to modify the Warrants and Underwriter's Warrants owned by any holder who exercises, at the current exercise price of $1.95 per share of common stock, 25% of the Warrants owned on December 15, 1996 (December 17, 1996, in the case of the Underwriter's Warrants). On November 7, 1996, the closing price of PubliCARD's stock was $1.375 per share. PubliCARD's shareholders subsequently approved the modification on July 2, 1997. As of July 2, 1997, a total of 2,257,050 Warrants and Underwriter's Warrants were outstanding entitling the holders to purchase an aggregate of 2,311,220 shares of common stock.

     The modification resulted in the following changes to the holders' unexercised Warrants and Underwriter's Warrants (i.e., the 75% balance of the Warrants and Underwriter's Warrants owned on December 15, 1996 or December 17, 1996, as the case may be) (the "Remaining Modified Warrants"):

     (a) Five-Year Extension. The expiration date of the holders' Remaining Modified Warrants was extended to July 2, 2002.


     (b) Increased Exercise Price. Subject to certain reset provisions, the exercise price of the holders' Remaining Modified Warrants was increased from $1.95 per share to (a) $2.00 per share during the year ending July 2, 1998, (b) $2.10 per share during the year ending July 2, 1999, (c) $2.20 per share during the year ending July 2, 2000, (d) $2.30 per share during the year ending July 2, 2001 and (e) $2.40 per share during the year ending July 2, 2002.



     In September 1997, a total of 486,912 shares of common stock were issued pursuant to the exercise of 475,500 warrants. The net proceeds received amounted to $927,000. As of June 30, 1999, there were 1,426,500 Remaining Modified Warrants. Members of PubliCARD's board of directors hold 1,417,500 of the Remaining Modified Warrants. Pursuant to the terms of the Warrant and Underwriter's Warrant agreements, an adjustment to the number of Warrants and Underwriter's Warrants purchasable is required if the issuance of options would result in an increase or decrease of at least 1% of the warrant price. Pursuant to certain reset provisions, in January 1999, the number of shares of common stock purchasable upon the exercise of each Warrant and Underwriter's Warrant increased to 1.037 and the exercise price per share decreased to $2.07. On July 2, 1999, the exercise price per share increased to $2.17.


PENNSYLVANIA ANTI-TAKEOVER LAWS

     The PBCL contains provisions applicable to publicly-held Pennsylvania corporations that may be deemed to have an anti-takeover effect. The following is a description of the provisions of the PBCL that are applicable to PubliCARD.

     Under Section 1715 of the PBCL, directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of the corporation. The directors may consider, to the extent they deem appropriate, such factors as the effects of any action upon any group affected by such action (including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located); the short-term and long-term interests of the corporation (including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation); the resources, intent and conduct of any person seeking to acquire control of the corporation; and all other pertinent factors. Section 1715 of the PBCL further provides that any act of the board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that the disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715 of the PBCL, directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

     Under Section 2513 of the PBCL, a corporation when creating and issuing any securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights or obligations relating to stock rights and options may set forth therein such terms as are fixed by the board of directors, including, without limiting the generality of such authority, conditions including, but not limited to, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the outstanding shares of common stock, other stock, option rights, securities having conversion or option rights or obligations of the corporation or transferee or transferees of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights or obligations. Such authority allows the board of directors of the corporation to create "poison pills" on terms fixed by the board of directors.

     Generally, subchapters 25E, F, G, H, I and J of the PBCL place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. Subchapter 25E of the PBCL provides generally that, if a corporation were involved in a "control transaction," shareholders of the corporation would have the right to demand from a "controlling person or group" payment of the fair value of their shares. For purposes of subchapter 25E, a "controlling person or group" is a person or group of persons acting in concert that, through voting shares, has voting power over at least 20% of the votes which shareholders of the corporation would be entitled to cast in the election of directors. A "control transaction" arises, in general, when a person or group acquires the status of a controlling person or group.

     In general, Subchapter 25F of the PBCL delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation in which such shareholder has an interest. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing the corporation's assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, is a beneficial owner of at least 20% of the corporation's voting shares.

     In general, Subchapter 25G of the PBCL suspends the voting rights of the "control shares" of a shareholder that acquires for the first time 20% or more, 33 1/3% or more or 50% or more of a corporation's shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the "disinterested" shareholders of the corporation vote to restore the voting power of the acquiring shareholder.

     Subchapter 25H of the PBCL provides for the recovery by a corporation, in certain circumstances, of profits made upon the sale of its common stock by a "controlling person or group" if the sale occurs within 18 months after the controlling person or group became such and the common stock was acquired during such 18 month period or within 24 months before such period. In general, for purposes of Subchapter 25H, a "controlling person or group" is a person or group that:

     (a) has acquired;

     (b) offered to acquire; or

     (c) publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle such person or group to cast at least 20% of the votes that shareholders of the corporation would be entitled to cast in the election of directors.

     If the disinterested shareholders of a corporation vote to restore the voting power of a shareholder who acquires control shares subject to Subchapter 25G, such corporation would then be subject to subchapters 25I and J of the PBCL. Subchapter 25I generally provides for a minimum severance payment to certain employees terminated within two years of such approval. Subchapter 25J, in general, prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

     The above sections and subchapters of the PBCL may discourage open market purchases of PubliCARD's common stock or a non-negotiated tender or exchange offer for PubliCARD's common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. In addition, the provisions of such sections and subchapters may have a depressive effect on the price of PubliCARD's common stock.

     The descriptions of the above sections and subchapters of the PBCL summarize the material anti-takeover provisions contained in the PBCL, but are not a complete discussion of those provisions.

TRANSFER AGENT, REGISTRAR, AND WARRANT AGENT

     PubliCARD serves as the warrant agent. The transfer agent and registrar for PubliCARD's common stock and preferred stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of PubliCARD's common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants, or otherwise, could adversely affect the market price of PubliCARD's common stock and impair its ability to raise capital through the sale of equity or equity-related securities. As of the date of this prospectus the following number of shares of common stock will be issued or issuable:


  Issued and outstanding....................................    18,349,809
  Issuable upon exercise of currently-exercisable stock
     options and warrants(1)................................     4,307,267
  Issuable upon exercise of outstanding stock options and
     warrants, whether or not currently-exercisable(2)......     5,777,457
  Restricted stock(3).......................................        56,666


---------------
(1) Currently exercisable at exercise prices ranging from $1.12 to $10.25 per share.


(2) Of these, 512,718 become exercisable during the remainder of 1999 and in 2000 at exercise prices ranging from $1.12 to $12.50 per share; 723,545 become exercisable in 2001 at exercise prices ranging from $1.12 to $12.50 per share; and 233,927 become exercisable in 2002 and thereafter at exercise prices ranging from $1.12 to $10.75 per share.


(3) Includes 50,000 shares of common stock that Mr. Phillimore will be entitled to receive in January 2000.


     Of the unissued shares and the shares held by non-affiliates identified in the table above, 4,169,949 are "restricted securities" within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Such restricted securities will be eligible for sale in the public market subject to compliance with Rule 144. In addition, other exemptions may be available for sales of such restricted securities held by non-affiliates of PubliCARD.


     In general, under Rule 144 of the Securities Act, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned "restricted securities" for at least one year, including a person who may be deemed an "affiliate," is entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC pursuant to Rule 144 (or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker). Sales under Rule 144 are also subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information with respect to PubliCARD. A person (or persons whose shares are required to be aggregated) who is not and has not been an "affiliate" of PubliCARD at any time during the three months preceding a sale is entitled to sell such shares of common stock under Rule 144 without regard to the volume limitations described above, provided that two years have elapsed since the date on which such restricted shares of common stock were acquired from PubliCARD or the date on which they were acquired from an affiliate of PubliCARD. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

     No prediction can be made as to the effect, if any, that market sales of shares of common stock, or the availability of such shares of common stock for sale, will have on the market price of the shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of common stock and could impair PubliCARD's ability to raise capital through an offering of its equity securities.

                              PLAN OF DISTRIBUTION


     A total of 4,848,309 shares, including shares underlying stock options, of PubliCARD common stock may be offered and sold from time to time by the selling shareholders under this prospectus. Each selling shareholder will act independently from PubliCARD in making decisions with respect to the timing, manner and size of each sale. Each selling shareholder may sell all or a portion of the shares owned by him from time to time through the Nasdaq National Market and may sell shares of PubliCARD common stock to or through one or more broker-dealers at prices prevailing on the Nasdaq National Market at the times of such sales. Each selling shareholder may also make private sales directly or through one or more broker-dealers. Broker-dealers participating in such transactions may receive compensation in the form of discounts, concessions or commissions from the selling shareholder effecting such sales. The selling shareholders and any broker-dealers who act in connection with sales of PubliCARD common stock may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the shares of PubliCARD common stock might be deemed to be underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate.


     The selling shareholders will pay all discounts and selling commissions, if any, fees and expenses of counsel and other advisors to the selling shareholders, or any of them, and any other expenses incurred in connection with the registration and sale of the PubliCARD common stock, other than the registration fee payable to the SEC hereunder, the listing fee to be paid for listing the shares of PubliCARD common stock on the Nasdaq National Market, fees and expenses relating to the registration or qualification of the shares of PubliCARD common stock pursuant to any applicable state securities or "blue sky" laws and the fees and expenses of PubliCARD's counsel and independent accountants, which will be paid by PubliCARD.

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby is being passed upon for PubliCARD by Schnader Harrison Segal & Lewis LLP, Philadelphia, Pennsylvania. In addition, certain other matters in connection with this offering will be passed upon for PubliCARD by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York.

                                    EXPERTS


     The audited financial statements included in this prospectus and related registration statement and incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1998, as amended, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing therein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................  F-3
Consolidated Statements of Income (Loss) for the years ended
  December 31, 1996, 1997 and 1998..........................  F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................  F-6
Notes to Consolidated Financial Statements..................  F-7
              AMAZING! SMART CARD TECHNOLOGIES, INC.
                  INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-22
Balance Sheets as of December 31, 1997 and 1998.............  F-23
Statements of Operations for each year of the two year
  period ended December 31, 1998............................  F-24
Statements of Shareholders' Deficit for each year of the
  three year period ended December 31, 1998.................  F-25
Statements of Cash Flows for each year of the two year
  period ended December 31, 1998............................  F-26
Notes to Financial Statements...............................  F-27
                   GREYSTONE PERIPHERALS, INC.
            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-32
Consolidated Balance Sheet as of December 31, 1998..........  F-33
Consolidated Statement of Operations for the year ended
  December 31, 1998.........................................  F-34
Consolidated Statement of Shareholders' Equity for the year
  ended December 31, 1998...................................  F-35
Consolidated Statement of Cash Flows for the year ended
  December 31, 1998.........................................  F-36
Notes to Consolidated Financial Statements..................  F-37
                   TRITHEIM TECHNOLOGIES, INC.
                  INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants..........  F-41
Balance Sheet as of December 31, 1997.......................  F-42
Statement of Operations as of December 31, 1997.............  F-43
Statement of Changes in Stockholders' Deficit for the year
  ended December 31, 1997...................................  F-44
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-45
Notes to Financial Statements...............................  F-46
Balance Sheet as of September 30, 1998 (unaudited)..........  F-51
Statement of Operations for the nine month periods ended
  September 30, 1997 and September 30, 1998 (unaudited).....  F-52
Statement of Changes in Stockholders' Deficit for the nine
  month periods ended September 30, 1997 and September 30,
  1998 (unaudited)..........................................  F-53
Statement of Cash Flows for the nine month periods ended
  September 30, 1997 and September 30, 1998 (unaudited).....  F-54
Notes to Unaudited Financial Statements.....................  F-55

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PubliCARD, Inc.:

     We have audited the accompanying consolidated balance sheets of PubliCARD, Inc. (a Pennsylvania corporation) and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PubliCARD, Inc. and subsidiary companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Stamford, Connecticut
March 26, 1999

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                       CONSOLIDATED BALANCE SHEETS AS OF
                           DECEMBER 31, 1998 AND 1997

                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS
                                                               EXCEPT SHARE DATA)
                           ASSETS
Current assets:
  Cash, including short-term investments of $17,547 in 1998
     and $11,779 in 1997 (Note 1)...........................  $ 18,482    $ 13,077
  Trade receivables, less allowance for doubtful accounts
     (1998 -- $74; 1997 -- $36) (Note 1)....................     1,988       2,136
  Inventories (Note 1)......................................     2,810       2,461
  Net assets of discontinued operations (Note 10)...........     1,518       1,292
  Other.....................................................       481         592
                                                              --------    --------
          Total current assets..............................    25,279      19,558
                                                              --------    --------
Property, plant and equipment (Note 1):
  Land......................................................       234         234
  Buildings and leasehold improvements......................     2,377       2,331
  Machinery and equipment...................................     2,656       2,306
  Less -- accumulated depreciation..........................    (1,661)     (1,289)
                                                              --------    --------
                                                                 3,606       3,582
                                                              --------    --------
Goodwill (Note 1)...........................................     9,781       1,376
Other assets (Note 6).......................................     1,262       1,413
                                                              --------    --------
                                                              $ 39,928    $ 25,929
                                                              ========    ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (Note 3).............  $    147    $    134
  Trade accounts payable....................................     1,331         810
  Accrued liabilities (Notes 6 and 8).......................     4,384       3,807
                                                              --------    --------
          Total current liabilities.........................     5,862       4,751
Long-term debt (Note 3).....................................       991       1,138
Other non-current liabilities (Notes 6 and 8)...............     7,780       9,167
                                                              --------    --------
          Total liabilities.................................    14,633      15,056
                                                              --------    --------
Redeemable shares (Note 2)..................................     3,378          --
                                                              --------    --------
Shareholders' equity (Notes 4 and 7):
  Common shares, $0.10 par value, Authorized -- 40,000,000
     shares Issued -- 20,300,954 shares in 1998 and
     16,551,849 shares in 1997..............................     2,030       1,655
  Additional paid-in capital................................    67,091      49,915
  Accumulated deficit.......................................   (38,891)    (32,816)
  Common shares held in treasury, at cost...................    (8,207)     (7,881)
  Unearned compensation.....................................      (106)         --
                                                              --------    --------
          Total shareholders' equity........................    21,917      10,873
                                                              --------    --------
                                                              $ 39,928    $ 25,929
                                                              ========    ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 1998          1997          1996
                                                              ----------    ----------    ----------
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales...................................................   $16,519       $17,039       $15,486
Cost of sales...............................................    10,906        11,264        11,659
                                                               -------       -------       -------
  Gross margin..............................................     5,613         5,775         3,827
                                                               -------       -------       -------
Operating expenses:
  General and administrative................................     5,488         4,976         6,338
  Sales and marketing.......................................       792           796           768
  Product development.......................................       740           441           235
  In-process research and development.......................     2,800            --            --
  Goodwill amortization.....................................       225            42            42
  Warrant expense (Note 7)..................................        --           768            --
  Relocation charge (Note 11)...............................        --            --         1,596
                                                               -------       -------       -------
                                                                10,045         7,023         8,979
                                                               -------       -------       -------
Income (loss) from operations...............................    (4,432)       (1,248)       (5,152)
                                                               -------       -------       -------
Other income (expenses):
  Interest income...........................................       551           683           476
  Interest expense..........................................      (339)         (370)         (815)
  Cost of pensions -- nonoperating (Note 6).................      (846)         (768)         (769)
  Other (expense) income (Note 11)..........................    (1,021)         (200)          203
                                                               -------       -------       -------
                                                                (1,655)         (655)         (905)
                                                               -------       -------       -------
Income (loss) from continuing operations before income
  taxes.....................................................    (6,087)       (1,903)       (6,057)
Income tax benefit..........................................        --            --         2,544
                                                               -------       -------       -------
Income (loss) from continuing operations....................    (6,087)       (1,903)       (3,513)
Discontinued operations (Note 10):
  Income from discontinued operations, net of income
     taxes..................................................        12           215         1,725
  Gain on sale of discontinued operations, net of income
     taxes..................................................        --           609        12,783
                                                               -------       -------       -------
Net income (loss)...........................................   $(6,075)      $(1,079)      $10,995
                                                               =======       =======       =======
Basic earnings (loss) per common share (Note 1):
  Continuing operations.....................................   $  (.44)      $  (.14)      $  (.23)
  Discontinued operations...................................        --           .06           .95
                                                               -------       -------       -------
                                                               $  (.44)      $  (.08)      $   .72
                                                               =======       =======       =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                      COMMON SHARES
                                   -------------------   ADDITIONAL   ACCUMULATED     COMMON
                                     SHARES               PAID-IN       DEFICIT      TREASURY      UNEARNED     SHAREHOLDERS'
                                     ISSUED     AMOUNT    CAPITAL     SINCE 1-1-84   SHARES(1)   COMPENSATION      EQUITY
                                   ----------   ------   ----------   ------------   ---------   ------------   -------------
                                                                (IN THOUSANDS EXCEPT SHARE DATA)
Balance -- December 31, 1995.....  15,405,937   $1,541    $42,488       $(42,732)     $(3,891)      $  --          $(2,594)
Common shares issued under stock
  option plans...................     632,000       63        583             --           --          --              646
Purchase of common shares........          --       --         --             --         (220)         --             (220)
Net income.......................          --       --         --         10,995           --          --           10,995
Charge in lieu of income taxes
  (Note 5).......................          --       --      5,169             --           --          --            5,169
                                   ----------   ------    -------       --------      -------       -----          -------
Balance -- December 31, 1996.....  16,037,937    1,604     48,240        (31,737)      (4,111)         --           13,996
Common shares issued under stock
  option plans...................      27,000        2         29             --           --          --               31
Common shares issued pursuant to
  exercise of stock purchase
  warrants.......................     486,912       49        878             --           --          --              927
Expense related to extension of
  common stock purchase
  warrants.......................          --       --        768             --           --          --              768
Purchase of common shares........          --       --         --             --       (3,770)         --           (3,770)
Net loss.........................          --       --         --         (1,079)          --          --           (1,079)
                                   ----------   ------    -------       --------      -------       -----          -------
Balance -- December 31, 1997.....  16,551,849    1,655     49,915        (32,816)      (7,881)         --           10,873
Common shares issued under stock
  option plans...................     433,000       43        606             --           --          --              649
Common shares issued in a private
  placement......................   2,059,000      206     10,079             --           --          --           10,285
Common shares issued for a
  business acquisition...........   1,253,771      126      8,261             --           --          --            8,387
Issuance of restricted shares and
  grant of stock options to
  consultants....................       3,334       --        251             --           --        (251)              --
Amortization of unearned
  compensation...................          --       --         --             --           --         145              145
Market adjustment to redeemable
  shares.........................          --       --     (2,021)            --           --          --           (2,021)
Purchase of common shares........          --       --         --             --         (326)         --             (326)
Net loss.........................          --       --         --         (6,075)          --          --           (6,075)
                                   ----------   ------    -------       --------      -------       -----          -------
Balance -- December 31, 1998.....  20,300,954   $2,030    $67,091       $(38,891)     $(8,207)      $(106)         $21,917
                                   ==========   ======    =======       ========      =======       =====          =======

---------------
(1) Represents common shares held in treasury of 3,660,252 at December 31, 1998, 3,440,252 at December 31, 1997 and 678,352 at December 31, 1996.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                               1998       1997        1996
                                                              -------    -------    --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Loss from continuing operations...........................  $(6,087)   $(1,903)   $ (3,513)
  Adjustments to reconcile loss to net cash used in
     continuing operations:
     In-process research and development....................    2,800         --          --
     Amortization of goodwill...............................      225         42          42
     Amortization of unearned compensation..................      145         --          --
     Depreciation...........................................      384        470         497
     Warrant expense........................................       --        768          --
     Income tax benefit.....................................       --         --      (2,544)
     Gain on sale of assets.................................       --         --        (290)
     Changes in operating assets and liabilities (Note
       12)..................................................     (537)    (2,424)     (5,634)
                                                              -------    -------    --------
       Net cash used in continuing operations...............   (3,070)    (3,047)    (11,442)
                                                              -------    -------    --------
  Income from discontinued operations.......................       12        824      14,508
  Adjustments to reconcile income to net cash used in
     discontinued operations:
     Gain on sale of discontinued operations................       --       (609)    (19,251)
     Charge in lieu of income taxes.........................       --         --       7,713
     Change in net assets of discontinued operations........     (257)      (264)     (6,517)
                                                              -------    -------    --------
       Net cash used in discontinued operations.............     (245)       (49)     (3,547)
                                                              -------    -------    --------
       Net cash used in operating activities................   (3,315)    (3,096)    (14,989)
                                                              -------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of businesses, net of cash acquired...........   (1,467)        --          --
  Proceeds from sale of discontinued operations.............       31      1,488      45,852
  Proceeds from sale of assets..............................       --         --         601
  Capital expenditures......................................     (318)      (331)     (1,147)
                                                              -------    -------    --------
       Net cash provided by (used in) investing
          activities........................................   (1,754)     1,157      45,306
                                                              -------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from private placement of common shares..........   10,285         --          --
  Repurchase or redemption of 13% Subordinated Notes........       --         --      (7,500)
  Repayments under revolving credit lines...................       --         --      (3,502)
  Repayment of term loans and notes payable.................     (134)      (490)     (2,297)
  Issuance of common shares pursuant to stock option
     exercises..............................................      649        958         646
  Purchase of treasury shares...............................     (326)    (3,770)       (220)
                                                              -------    -------    --------
       Net cash provided by (used in) financing
          activities........................................   10,474     (3,302)    (12,873)
                                                              -------    -------    --------
NET INCREASE (DECREASE) IN CASH.............................    5,405     (5,241)     17,444
CASH -- BEGINNING OF PERIOD.................................   13,077     18,318         874
                                                              -------    -------    --------
CASH -- END OF PERIOD.......................................  $18,482    $13,077    $ 18,318
                                                              =======    =======    ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

     PubliCARD, Inc. ("PubliCARD") was incorporated in the Commonwealth of Pennsylvania in 1913. The Company was known as Publicker Industries Inc. until 1998, when its name was changed to PubliCARD, Inc. During 1998, the Company operated in two segments: technology products and coin products. For 1998, the Company's technology products segment consisted of two subsidiary companies, Greenwald Intellicard, Inc. ("Greenwald Intellicard") and Tritheim Technologies, Inc. ("Tritheim"), which design, manufacture and market smart card readers and writers, value transfer stations, card management and other software applications designed for a wide variety of applications including commercial laundry, electronic commerce and computer security. The Company's coin products segment consists of one subsidiary company, Greenwald Industries, Inc. ("Greenwald Industries") which designs and manufactures coin meter systems used primarily in the commercial laundry appliance industry. The term "Company" refers to PubliCARD, Greenwald Intellicard, Tritheim, Greenwald Industries and PubliCARD's other consolidated subsidiaries.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of PubliCARD and its majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

SHORT-TERM INVESTMENTS

     Short-term investments consist of certain liquid instruments with original maturities of three months or less including U.S. Treasury obligations, repurchase agreements and money market funds.

INVENTORIES

     Inventories are recorded at cost, determined on a first-in, first-out, or FIFO, basis and do not exceed net realizable values. Inventories at December 31, 1998 and 1997 consisted of the following:

                                                              1998      1997
                                                             ------    ------
                                                              (IN THOUSANDS)
Raw materials and supplies.................................  $1,756    $1,407
Work in process............................................     214       282
Finished goods.............................................     840       772
                                                             ------    ------
                                                             $2,810    $2,461
                                                             ======    ======

DEPRECIATION AND AMORTIZATION

     Property, plant and equipment are stated at cost. Improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization is computed using the straight-line method over estimated useful lives of 3 to 7 years for machinery and equipment and 7 to 39 years for buildings and leasehold improvements.

     Goodwill is the excess of the purchase price and related costs over the value assigned to the net tangible assets of the businesses acquired. Goodwill is amortized on a straight-line basis over periods ranging from five to forty years. Accumulated amortization was $525,000 and $300,000 as of December 31, 1998 and 1997, respectively. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

having a goodwill balance. Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1998.

REVENUE RECOGNITION

     Sales from product sales are recorded upon shipment of the product. Provisions are recorded for estimated warranty repairs, returns and bad debts at the time the products are shipped.

STOCK-BASED COMPENSATION

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and has provided in Note 7 the pro forma disclosures of the effect on net income (loss) and earnings (loss) per common share as if the fair value-based method had been applied in measuring compensation expense.

USE OF ESTIMATES

     The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. While all available information has been considered, actual amounts could differ from those reported.

COMPREHENSIVE INCOME

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This standard is effective for the Company's 1998 fiscal year. The adoption of SFAS 130 had no impact on the Company's 1998 consolidated results of operations, financial position or cash flows.

SEGMENT DATA

     During 1998, the Company adopted SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information. SFAS 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The adoption of SFAS 131 did not affect results of operations or the financial position of PubliCARD but did affect the disclosure of segment information (See Note 9).

EARNINGS (LOSS) PER COMMON SHARE

     During 1997, the Company adopted SFAS No. 128 Earnings Per Share. Basic net income (loss) per common share is based on net income divided by the weighted average number of common shares outstanding during each year (13,716,243 in 1998, 14,057,396 in 1997 and 15,294,504 in 1996). Diluted net income (loss) per common share assumes issuance of the net incremental shares from stock options and warrants at the later of the beginning of the year or date of issuance. Diluted net income (loss) per share was not computed for 1998, 1997 and 1996 as the effect of stock options and warrants were antidilutive.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

FINANCIAL INSTRUMENTS

     The carrying amount of financial instruments including cash and short-term investments, accounts receivable and accounts payable approximated fair value as of December 31, 1998, because of the relatively short maturity of these instruments. The Company maintains all of its cash and short-term investments with high-credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because the Company's customer base consists primarily of numerous large, well known corporations with no history of bad debts.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use, including the requirement to capitalize specific costs and amortization of such costs. The Company does not believe that the adoption of SOP 98-1 will have a material impact on its results of operations or financial position.

     In June 1998, the FASB issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect the Company as the Company currently does not have derivative instruments or hedging activities.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 1998 presentation.

NOTE 2 -- ACQUISITIONS

     In February 1998, the Company purchased, through a joint venture arrangement in Greenwald Intellicard, the assets and intellectual property of Intellicard Systems, Ltd. Greenwald Intellicard develops, manufactures and markets smart card systems for the commercial laundry and other industries. The initial cash investment in Greenwald Intellicard, all of which was provided by the Company, was $314,000. The Company has two fixed price options aggregating $400,000 plus 33,000 shares of common stock to increase its ownership to 100%. The Company exercised the first option on February 17, 1999 thereby increasing its ownership interest to 65% and intends on exercising the second option which is exercisable beginning February 1, 2000. Since the Company has funded all of Greenwald Intellicard's operations and losses, it intends to exercise the purchase options, its venture partner has limited financial resources and it has significant managerial and financial influence, the operations of Greenwald Intellicard have been consolidated with the Company's since inception of the joint venture.

     On November 24, 1998, the Company acquired 100% of the common stock of Tritheim, a Florida company that designs, develops, and sells technologies used in smart card and other token-based network security, conditional access systems and secure electronic commerce over the Internet. The aggregate purchase price was approximately $10,150,000 and included the issuance of 1,495,037 shares of common stock and options to purchase a total of 333,270 shares of common stock at an exercise price of $2.00 per

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

share. The amount and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price are as follows (in thousands):

Purchase price:
Value of common stock and stock options.....................  $ 9,743
Acquisition expenses........................................      407
                                                              -------
                                                              $10,150
                                                              =======
Allocation of purchase price:
Net liabilities of Tritheim.................................  $  (713)
In-process research and development.........................    2,800
Goodwill....................................................    8,063
                                                              -------
                                                              $10,150
                                                              =======

     The assets and liabilities of Tritheim were recorded at their fair values as of the acquisition date. The aggregate fair value of Tritheim's research and development efforts that had not reached technological feasibility and had no alternative future uses was determined by appraisal to be $2,800,000, and was expensed at the date of the acquisition. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and is amortized using the straight-line method over its estimated life of five years.

     The acquisition has been accounted for as a purchase and, accordingly, Tritheim's results are included in the consolidated financial statements of the Company since the date of acquisition. The following summarized unaudited pro forma financial information assumes that the acquisition had occurred as of January 1 of each period (in thousands except per share data):

                                                            1998       1997
                                                           -------    -------
Net sales................................................  $16,739    $17,100
Net loss from continuing operations......................   (5,236)    (3,857)
Net loss per share from continuing operations............     (.35)      (.25)

     The summarized pro forma information omits the non-recurring charge for acquired in-process research and development. The pro forma information is not necessarily indicative of the results that would have been reported had such event actually occurred on the dates specified, nor is it intended to project the Company's results of operations or financial position for any future period or date.

     The Company is required to register 241,266 shares of Company common stock issued as the merger consideration under a shelf registration statement under the Securities Act of 1933. In the event that the shelf registration statement is not effective by May 24, 1999, the holders of these shares are entitled, for a specified period of time, to cause the Company to repurchase their shares for a cash purchase price equal to the fair market value of the shares on the date of repurchase. As such, these shares have been reflected in the accompanying consolidated balance sheet under the caption "Redeemable shares". Subsequent adjustments to the value of the redemption obligation will be charged or credited to additional paid-in capital.

     On February 11, 1999, the Company acquired 100% of the common stock of Amazing! Controls, Inc., a California company that provides smart card solutions and smart cards for the Internet, electronic commerce, loyalty programs, access control, finance and telecom. The aggregate purchase price was approximately $5,700,000 and included the issuance of 350,000 shares of common stock and options to purchase a total of 457,503 shares of common stock. On February 22, 1999, the Company also acquired

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

100% of the common stock of Greystone Peripherals, Inc., a California company that designs, manufactures and markets PC Card (PCMCIA) products, digital camera flash film readers and hard disk duplicators. The aggregate purchase price was approximately $9,000,000 and included the issuance of 746,401 shares of common stock and options to purchase a total of 132,388 shares of common stock. The acquisitions will be accounted for as purchases. Accordingly, the assets and liabilities will be recorded at their fair values as of the acquisition dates. The fair value of research and development efforts that had not reached technological feasibility and had no alternative future uses will be allocated to in-process research and development and expensed at the date of the acquisition. The balance of the purchase price will be recorded as goodwill. The Company is currently in the process of preparing the purchase price allocation and determining the useful lives of the assets acquired.

NOTE 3 -- DEBT

     Debt at December 31, 1998 and 1997, consisted solely of a note payable entered in December 1995 in connection with the purchase of a building and land in Chester, Connecticut. The note amortizes on a 120 month straight-line basis, is secured by the building and land and bears a 9% interest rate. The annual maturities are $147,000 in 1999, $160,000 in 2000, $176,000 in 2001, $192,000 in
2002 and $210,000 in 2003.

     In December 1986, the Company issued $30 million of 13% Subordinated Notes due December 1996. In April 1996, the Company redeemed all of its remaining 13% Subordinated Notes. The redemption price was equal to the principal amount of $7,500,000, plus accrued interest to the redemption date.

NOTE 4 -- SHAREHOLDERS' EQUITY

     In November 1998, the Company completed the issuance of 2,059,000 shares of common stock through a private placement. The shares were sold at $5.00 per share for net proceeds of $10,285,000.

     The Company has 1,000,000 shares of authorized and unissued Class A Preferred Stock, without par value. On August 9, 1988, the Company declared a dividend of one Right for each outstanding share of its common stock. Each Right entitles the holder to purchase one one-hundredth of a share of a new series of Class A Preferred Stock at an exercise price of $7.50, subject to adjustment to prevent dilution. The Rights become exercisable 10 days after a person or group acquires 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. If, after the Rights become exercisable, the Company is party to a merger or similar business combination transaction, each Right not held by a party to such transaction may be used to purchase common stock having a market value of two times the exercise price. The Rights, which have no voting power, may be redeemed by the Company at $.01 per Right. In July 1998, the Company's Board of Directors approved the extension of the rights plan to August 8, 2008.

     In August 1996, the Board of Directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's common stock and, in 1997, increased the Company's share repurchase authorization to 3,300,000 shares. In April, 1998, the Company announced the conclusion of the common stock buy-back program. The Company repurchased 3,094,100 shares of common stock under the buy-back program for an aggregate cost of $4,270,000.

     In March 1998, the Company initiated an odd-lot buy-back offer allowing holders of less than 100 shares a convenient method of selling their shares of the Company's common stock. A total of 7,990 shares were tendered under the offer which expired on April 3, 1998.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- INCOME TAXES

     As of December 31, 1998, approximately $77,000,000 of U.S. tax loss carryforwards (subject to review by the Internal Revenue Service), expiring from 1999 through 2018, were available to offset future taxable income. The carryforwards expire as follows (in thousands):

YEAR
----
1999.......................................................  $ 6,000
2000.......................................................   12,000
2001.......................................................    9,000
2002.......................................................   25,000
2005.......................................................    7,000
2006 - 2018................................................   18,000
                                                             -------
                                                             $77,000
                                                             =======

     Due to the "change of ownership" provisions of the Internal Revenue Code of 1986, the availability of net operating loss carryforwards to offset federal taxable income in future periods could be subject to an annual limitation if a change in ownership for income tax purposes occurs. If such change in ownership were to occur, management estimates that the Company would not be able to use a substantial amount of the available net operating loss carryforwards to reduce its income tax liability. Furthermore, the extent of the actual future use of the net operating loss carryforwards is subject to inherent uncertainty, because it depends on the amount of otherwise taxable income the Company may earn. No assurance can be given that the Company will have sufficient taxable income in future years to use the net operating losses before they would otherwise expire.

     As a result of a corporate revaluation during 1984, tax benefits resulting from the utilization in subsequent years of net operating loss carryforwards existing as of the date of the corporate revaluation were excluded from the results of operations and directly credited to additional paid-in capital when realized. As of December 31, 1998, none of the tax loss carryforward predated the corporate revaluation. Approximately $16,000,000 of the Company's U.S. tax loss carryforwards were utilized in 1996.

     No income tax provision or benefit was recognized in 1998 and 1997 because the tax benefit associated with the Company's operating losses were offset in full by an increase in the valuation allowance. In 1997, the Company reversed $609,000 of tax reserves provided in 1996 relating to the sales of certain subsidiaries. The consolidated provision for income taxes for the year ended December 31, 1996, consisted of the following (in thousands):

Current provision
  Federal...................................................  $  358
  State.....................................................   2,433
                                                              ------
                                                               2,791
                                                              ------
Deferred provision
  Federal...................................................    (623)
  State.....................................................    (117)
  Change in valuation allowance.............................     740
                                                              ------
                                                                  --
                                                              ------
Charge in lieu of income taxes..............................   5,169
                                                              ------
Total consolidated income tax provision.....................  $7,960
                                                              ======

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The difference between the federal statutory tax rate and the effective tax rate for 1996 was as follows:

Federal statutory tax rate..................................  35.0%
State taxes, net of federal benefit.........................   5.8
Other, net..................................................   1.2
                                                              ----
Actual tax rate.............................................  42.0%
                                                              ====

     The significant temporary differences which gave rise to the deferred tax provision were as follows (in thousands):

Discontinued operations reserves............................  $(893)
Pension expense.............................................    236
Other, net..................................................    (83)
                                                              -----
                                                              $(740)
                                                              =====

     The components of net deferred taxes are as follows:

                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Net operating loss carryforward........................  $ 26,832    $ 27,749
Pension expense........................................     1,737       1,845
Discontinued operations reserves.......................       287         178
Depreciation...........................................       203         175
Other, net.............................................       174         144
                                                         --------    --------
                                                           29,233      30,091
Less valuation allowance...............................   (29,233)    (30,091)
                                                         --------    --------
Net deferred taxes.....................................  $     --    $     --
                                                         ========    ========

NOTE 6 -- EMPLOYEE BENEFITS

     The Company and its subsidiaries maintain a 401(k) plan for substantially all of the Company's employees. The assets of the Company's 401(k) plan are held by an outside fund manager and are invested in accordance with the instructions of the individual plan participants. The Company's 401(k) contributions totaled $197,000, $190,000 and $156,000 in 1998, 1997 and 1996, respectively.

     The Company sponsors a defined benefit pension plan which was frozen in 1993. The assets of the defined benefit pension plan are managed by an outside trustee and invested primarily in a short duration bond fund. Consolidated pension expense includes amounts related to discontinued product lines and

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

related plant closings in prior years totaling $846,000, $768,000 and $769,000 in 1998, 1997 and 1996, respectively. Information regarding the defined benefit pension plan is as follows:

                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year.....................  $10,775    $11,230
  Interest cost.............................................      749        766
  Benefit payments..........................................   (1,164)    (1,190)
  Actuarial (gain) or loss..................................      541        (31)
                                                              -------    -------
Benefit obligation at end of year...........................   10,901     10,775
                                                              -------    -------
Change in plan assets:
Fair value of plan assets at beginning of year..............    4,253      4,247
  Actual return on plan assets..............................      762        252
  Employer contributions....................................    1,032        944
  Benefit payments..........................................   (1,164)    (1,190)
                                                              -------    -------
Fair value of plan assets at end of year....................    4,883      4,253
Funded status...............................................   (6,018)    (6,522)
Unrecognized transition obligation..........................    1,469      1,775
Unrecognized net gains......................................     (414)      (524)
                                                              -------    -------
                                                              $(4,963)   $(5,271)
                                                              =======    =======
Amounts recognized in statement of financial position
  consist of:
Accrued benefit liability...................................  $(6,018)   $(6,522)
Intangible asset............................................    1,055      1,251
                                                              -------    -------
Net amount recognized.......................................  $(4,963)   $(5,271)
                                                              =======    =======

     A discount rate of 6.75% and 7.25% were used as of December 31, 1998 and 1997, respectively. The expected return on plan assets was 8%.

     The components of the net periodic pension cost were as follows:

                                                            1998     1997      1996
                                                            -----    -----    ------
                                                                 (IN THOUSANDS)
Interest cost.............................................  $ 749    $ 766    $1,228
Expected return on plan assets............................   (331)    (327)     (759)
Amortization of transition obligation.....................    306      306       290
                                                            -----    -----    ------
Net periodic pension cost.................................  $ 724    $ 745    $  759
                                                            =====    =====    ======

     As of December 31, 1998, the accrued pension liability was $6,018,000, of which $1,032,000 was included in accrued liabilities and $4,986,000 was included in other noncurrent liabilities. As of December 31, 1997, the accrued pension liability was $6,522,000, of which $1,032,000 was included in accrued liabilities and $5,490,000 was included in other noncurrent liabilities. Accrued liabilities also included accrued payroll and other employment related accruals of approximately $1,173,000 and $1,003,000 as of December 31, 1998 and 1997, respectively.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- STOCK OPTIONS AND WARRANTS

     At December 31, 1998, the Company has several fixed stock option plans, which are described below. The Company applies APB Opinion 25 Accounting for Stock Issued to Employees and related interpretations in accounting for its plans. The exercise price of each option granted was equal to the market price of the Company's common stock on the date of grant. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost been determined based on the fair value at the grant dates for awards under the fixed option plans consistent with the method of FASB Statement 123 Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1998          1997          1996
                                                        ----------    ----------    ----------
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
Net income (loss)
  As reported.........................................   $(6,075)      $(1,079)      $10,995
  Pro forma...........................................   $(6,684)      $(1,253)      $10,470
Earnings per share
  As reported.........................................   $  (.44)      $  (.08)      $   .72
  Pro forma...........................................   $  (.49)      $  (.09)      $   .68

     For purposes of the pro forma disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used to estimate the value of the options included in the pro forma amounts, and the weighted average estimated fair value of an option granted are as follows:

                                                              1998     1997     1996
                                                              -----    -----    -----
Expected option term (years)................................      5        5        5
Expected volatility.........................................   52.7%    53.7%    64.3%
Risk-free interest rate.....................................    4.9%     6.0%     6.0%
Weighted average fair value per option......................  $1.08    $ .70    $1.21

     Under the stock option plans for directors, officers and key employees adopted by shareholders of the Company, the Company may grant stock options, restricted stock options, stock appreciation rights, performance awards and other stock-based awards equivalent to up to 4,300,000 shares of common stock. The plans are administered by the Board of Directors of the Company. Subject to the express provisions of the plans, the Board has full and final authority to determine the terms of options granted to key employees under the plans including (a) the purchase price of the shares covered by each option, (b) whether any payment will be required upon grant of the option, (c) the individuals to whom, and the time at which, options shall be granted, (d) the number of shares to be subject to each option, (e) when an option can be exercised and whether in whole or in installments, (f) whether the options are immediately transferable, (g) whether the exercisability of the options is subject to risk of forfeiture or other condition and (h) whether the stock issued upon exercise of an option is subject to repurchase by the Company, and the terms of such repurchase. The term of the options granted during 1998, 1997 and 1996 was five years from the date of grant and such options were immediately exercisable. The exercise price of each option granted was equal to the market price of the Company's common stock on the date of grant.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the Company's fixed stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years then ending is presented below:

                                        1998                     1997                     1996
                                ---------------------    ---------------------    ---------------------
                                             AVERAGE                  AVERAGE                  AVERAGE
                                             EXERCISE                 EXERCISE                 EXERCISE
                                 SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                ---------    --------    ---------    --------    ---------    --------
Balance at January 1..........  2,130,500     $1.65      1,938,500     $1.69      2,068,500     $1.45
  Granted.....................    565,000      2.10        250,000      1.31        525,000      1.85
Exercised.....................   (433,000)     1.50        (27,000)     1.15       (592,000)     1.09
  Canceled....................    (30,000)     1.50        (31,000)     1.58        (63,000)      .89
                                ---------                ---------                ---------
Balance at December 31........  2,232,500      1.80      2,130,500      1.65      1,938,500      1.69
                                =========                =========                =========

     All of the options outstanding granted under the fixed stock option plans are immediately exercisable when granted. The exercise price of stock options outstanding at December 31, 1998 ranges from $1.31 to $5.69 and the weighted average contractual life is approximately 2.6 years.

     In April 1985, the Company issued 1.6 million shares of common stock at $2.50 per share in a private placement. Under the terms of this agreement, the agent for the purchasers received options to buy 400,000 shares of the Company's common stock at a price of $2.50 per share for five years, which period was subsequently extended by ten years. These options are held by two members of the Company's Board of Directors. In January 1996, the Company issued options to two members of the Company's Board of Directors to buy 200,000 shares of the Company's common stock at a price of $2.50 per share for five years. None of these options have been exercised as of December 31, 1998.

     In 1998, a consultant received options to purchase 25,000 shares of common stock at an exercise price of $7.75 per share. These options are immediately exercisable. The Company also granted in 1998 to another consultant options to purchase 25,000 shares of common stock at an exercise price of $8.25 per share and a stock award of 10,000 shares of common stock. The options and stock award vest over a two year period. The fair value of the awards to the two consultants at the date of grant was $251,000. The expense for these awards will be charged to earnings over the vesting period, if any, and amounted to $145,000 in 1998.

     In connection with the acquisition of Tritheim, the Company granted options to purchase 333,270 shares of common stock to the employees of Tritheim. These options have an exercise price of $2.00 per share, vest through November 24, 2001 and expire on November 24, 2006. The fair value of the stock options granted in the Tritheim acquisition was included in the purchase price.

     In December 1986, the Company issued $30 million of 13% Subordinated Notes together with detachable warrants ("Warrants") to purchase 3,600,000 shares of the Company's common stock for five years, which period was subsequently extended by five years. In addition, the Company issued 1,200,000 Underwriter's Warrants to purchase the Company's common stock for five years, which period was subsequently extended by five years. Each Warrant and Underwriter Warrant entitles its holder to purchase 1.024 shares of common stock for $1.95 per share (subject to adjustment in certain circumstances). Unexercised warrants were to expire on December 15, 1996 (December 17, 1996, in the case of the Underwriter's Warrants).

     On November 8, 1996, the Company's Board of Directors, acting upon the recommendation of a special committee of disinterested directors, determined it would be in the Company's best interests to modify the Warrants and Underwriter's Warrants owned by any holder who exercises, at the current exercise price of $1.95 per share of common stock, 25% of the warrants owned on December 15, 1996

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(December 17, 1996, in the case of the Underwriter's Warrants). Shareholders of the Company subsequently approved the modification on July 2, 1997 ("the Approval Date"). As of July 2, 1997, a total of 2,257,050 warrants were outstanding entitling the warrant holders to purchase an aggregate of 2,311,220 shares of common stock.

     The modification resulted in the following changes to the holder's unexercised Warrants and Underwriter's Warrants (i.e., the 75% balance of the warrants owned on December 15, 1996 or December 17, 1996, as the case may be) (the "Remaining Modified Warrants"):

          (a) Five-Year Extension The expiration date of the holder's Remaining Modified Warrants was extended to July 2, 2002.

          (b) Increased Exercise Price The exercise price of the holder's Remaining Modified Warrants was increased from $1.95 per share to (i) $2.00 per share, during the year ending on the first anniversary of the Approval Date, (ii) $2.10 per share, during the year ending on the second anniversary of the Approval Date, (iii) $2.20 per share, during the year ending on the third anniversary of the Approval Date, (iv) $2.30 per share, during the year ending on the fourth anniversary of the Approval Date, and
     (v) $2.40 per share, during the year ending on the fifth anniversary of the Approval Date.

     In September 1997, a total of 486,912 shares of common stock were issued pursuant to the exercise of 475,500 warrants. The net proceeds received amounted to $927,000. As of December 31, 1998, there are 1,426,500 Remaining Modified Warrants. Members of the Company's Board of Directors hold 1,417,500 of the Remaining Modified Warrants. A non-cash charge to income of $768,000 was recorded in 1997 based on the fair value of the Remaining Modified Warrants. In January 1999, pursuant to the terms of the Warrant and Underwriter Warrant agreements, the number of shares of common stock purchasable upon the exercise of each warrant increased to 1.037 and the exercise price per share decreased to $2.07.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     The Company leases certain office space, vehicles and office equipment under operating leases that expire over the next seven years. Certain of these operating leases provide the Company with the option, after the initial lease term, to either purchase the property or renew the lease. Total rent expense for all operating leases amounted to approximately $328,000 in 1998, $283,000 in 1997, and $416,000 in 1996.

     Minimum payments for operating leases having initial or remaining noncancellable terms in excess of one year are as follows (in thousands):

YEAR
----
1999........................................................  $  318
2000........................................................     297
2001........................................................     268
2002........................................................     253
2003........................................................     242
Remainder...................................................     121
                                                              ------
Total minimum lease payments................................  $1,499
                                                              ======

     The Company and Balfour Investors Inc. ("Balfour"), are parties to a License Agreement, dated as of October 26, 1994, with respect to a portion of the office space leased by the Company in New York City. The Chairman and Vice Chairman of the Company's Board of Directors are the only shareholders of Balfour. The term of the License Agreement commenced on January 1, 1995 and will expire on June 30,

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2004, unless sooner terminated pursuant to law or the terms of the License Agreement. The License Agreement provides for Balfour to pay the Company an amount equal to 40% of the rent paid by the Company under its lease, including base rent, electricity, water, real estate tax escalations and operation and maintenance escalations. In addition, Balfour has agreed to reimburse the Company for 40% of the cost of insurance which the Company is obligated to maintain under the terms of its lease with respect to the premises. In November of 1998, Balfour's share of rent and other costs was reduced to 20% due to an increase in the space utilized by the Company. The base rent payable by Balfour under the License Agreement is $3,745 per month through September 30, 1999 and $4,030 per month thereafter.

     In April 1996, a Consent Decree among the Company, the United States Environmental Protection Agency and the Pennsylvania Department of Environmental Protection ("PADEP") was entered by the court which resolved all of the United States' and PADEP's claims against the Company for recovery of costs incurred in responding to releases of hazardous substances at a facility previously owned and operated by the Company. Pursuant to the Consent Decree, the Company will pay a total of $14,350,000 plus interest to the United States and Commonwealth of Pennsylvania. Through December 31, 1998, the Company has made principal payments aggregating $10,992,000. Further payments totaling $3,358,000 plus interest will be made to the United States and Commonwealth of Pennsylvania over the next four years. The annual principal payments are $846,000 in 1999, $946,000 in 2000, $783,000 in 2001 and $783,000 in 2002.

     The Company's coin products segment relies on a limited number of suppliers of several key components utilized in the assembly of its products. For example, mechanical coin chutes using the Company's patented designs and proprietary tooling are purchased exclusively from one supplier in Taiwan. Reliance on sole source suppliers involves several risks including a potential inability to obtain an adequate supply of required components, price increases, late deliveries and poor component quality. Although to date the Company has been able to source requirements of such components, there is no assurance that the Company will be able to obtain the full requirements of such components in the future, that prices of such components will not increase and that problems with respect to quality and timely delivery will not occur. Disruption or termination of the supply of these components could delay product shipments, have a material adverse effect on the business and operations and damage relationships with customers and the Company's reputation.

     Various legal proceedings are pending against the Company. The Company considers all such proceedings to be ordinary litigation incident to the character of its businesses. Certain claims are covered by liability insurance. The Company believes that the resolution of those claims to the extent not covered by insurance will not, individually or in the aggregate, have a material adverse effect on the financial position or results of operations of the Company.

NOTE 9 -- BUSINESS SEGMENT INFORMATION

     The Company manages its business segments based on the nature of products sold. The Company's reportable segments are comprised of coin products and technology products. Each operating segment provides products as further described in Note 1. The accounting policies of the various segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on segment operating income. Operating income for each segment includes sales and marketing expenses, product development expenses and non-corporate general and administrative expenses. Costs excluded from segment operating income primarily consists of corporate expenses, including income taxes, as well as certain non-recurring charges such as purchased in-process research and development. Corporate expenses are comprised principally of general and administrative expenses and marketing expenses which are

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

separately managed. Segment assets exclude corporate assets. Corporate assets include cash and short-term investments and net assets of discontinued operations.

     Segment information is as follows (in thousands):

                                                               1998       1997       1996
                                                              -------    -------    -------
Net Sales to Unaffiliated Customers:
  Coin products.............................................  $15,372    $17,039    $15,486
  Technology products.......................................    1,147         --         --
                                                              -------    -------    -------
                                                              $16,519    $17,039    $15,486
                                                              =======    =======    =======
Income (loss) From Operations:(1)
  Coin products(2)..........................................  $ 2,920    $ 3,090    $  (286)
  Technology products.......................................     (814)        --         --
  Corporate and other(3)....................................   (6,538)    (4,338)    (4,866)
                                                              -------    -------    -------
                                                              $(4,432)   $(1,248)   $(5,152)
                                                              =======    =======    =======
Identifiable Assets:
  Coin products.............................................  $ 9,601    $ 9,614    $ 8,823
  Technology products.......................................    8,918         --         --
  Corporate and other.......................................   21,410     16,315     22,100
                                                              -------    -------    -------
                                                              $39,929    $25,929    $30,923
                                                              =======    =======    =======
Depreciation and Amortization Expense:
  Coin products.............................................  $   329    $   432    $   350
  Technology products.......................................      197         --         --
  Corporate and other.......................................      228         80        189
                                                              -------    -------    -------
                                                              $   754    $   512    $   539
                                                              =======    =======    =======
Capital Expenditures:
  Coin products.............................................  $   180    $   312    $ 1,109
  Technology products.......................................       50         --         --
  Corporate and other.......................................       88         19         38
                                                              -------    -------    -------
                                                              $   318    $   331    $ 1,147
                                                              =======    =======    =======

---------------
(1) Before interest income, interest expense and items of a nonoperating nature.

(2) The 1996 loss from operations for the coin products segment includes a special charge of $1,596,000 associated with Greenwald Industries' plant relocation.

(3) The 1998 loss from operations for Corporate and other includes a charge of $2,800,000 to expense in-process research and development associated with the Tritheim acquisition. The 1997 loss from operations includes a non-cash charge of $768,000 related to the modification and extension of certain common stock purchase warrants.

     For 1998, 1997 and 1996 the Company had export sales of approximately $1,435,000, $1,003,000 and $805,000, respectively. The majority of such sales were to Canada. One customer of the Company's coin products segment accounted for 13%, 14% and 13% of consolidated revenues during 1998, 1997 and 1996, respectively.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10 -- DISCONTINUED OPERATIONS

     In March 1999, the Company's Board of Directors adopted a plan to dispose of its engineering services subsidiary, Orr-Schelen-Mayeron & Associates ("OSM"). No significant gain or loss is expected on the disposition. In 1996, the Company completed the sale of substantially all of the assets of Masterview Window Company, Inc. ("Masterview"), Fenwal Electronics, Inc. ("Fenwal") and Bright Star Industries Incorporated ("Bright Star"). The aggregate sales price for the dispositions was $47,771,000. A portion of the sales prices were held in escrow to cover potential purchase price adjustments, indemnity claims and certain environmental remediation activities. During 1997 and 1998, an additional $1,519,000 in cash was received principally relating to the finalization of the Masterview purchase price adjustment.

     OSM, Masterview, Fenwal and Bright Star have been reflected as discontinued operations in the accompanying financial statements. Net sales of discontinued operations for the years ended December 31, 1998, 1997 and 1996 were $8,888,000, $9,095,000 and $36,362,000 respectively. The aggregate pre-tax gain on sale of discontinued operations recorded in 1996 of $22,042,000 was offset by a provision for income taxes of $9,259,000, of which $6,468,000 was credited directly to paid-in-capital due to the utilization of pre-corporate reorganization tax loss carryforwards. The pre-tax income from discontinued operations in 1996 of $2,970,000 was offset by a provision for income taxes of $1,245,000 which was also credited directly to paid-in-capital (see Note 5).

NOTE 11 -- RELOCATION CHARGE AND OTHER EXPENSES

     During the fourth quarter of 1995, the Company decided to move Greenwald Industries' operations from a leased facility in Brooklyn, New York to a newly acquired facility in Chester, Connecticut. A special charge of $1,596,000 was recorded in 1996 which included $627,000 in severance costs associated with 110 terminated employees, $246,000 for lease termination costs and $723,000 for costs related to plant and employee relocation, recruiting and training new personnel and for temporary living allowances. The move was completed by April 30, 1996.

     In April 1998, the Company executed a letter of intent to purchase substantially all of the assets of a group of five businesses from Katy Industries, Inc. On August 5, 1998, the Company announced that the letter of intent terminated due to the inability of the parties to reach agreement on certain aspects of the transaction. Included in "Other (expense) income" is a charge of $954,000 relating to legal, environmental and financing related fees.

                                PUBLICARD, INC.
                            AND SUBSIDIARY COMPANIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Changes in operating assets and liabilities are net of acquisitions of businesses and consisted of the following:

                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Restricted cash.......................................  $    --    $    --    $ 4,500
Trade receivables.....................................      207       (563)       270
Inventories...........................................     (268)        45        381
Other current assets..................................      126        (34)        79
Other assets..........................................      151        209        123
Trade accounts payable................................      482       (586)    (1,865)
Accrued liabilities...................................      152       (442)    (8,097)
Other non-current liabilities.........................   (1,387)    (1,053)    (1,025)
                                                        -------    -------    -------
                                                        $  (537)   $(2,424)   $(5,634)
                                                        =======    =======    =======

     Acquisition of businesses in the consolidated statement of cash flows is net of cash acquired and includes debt assumed and immediately repaid in acquisitions. Cash paid for interest during 1998, 1997 and 1996 was $340,000, $402,000, and $623,000, respectively. Cash paid for income taxes during 1996 was $1,912,000. No income taxes were paid in 1998 and 1997. Noncash investing activities include the acquisition of Tritheim for shares of common stock and options valued at $9,743,000 described in Note 2.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Amazing! Smart Card Technologies, Inc.:

     We have audited the accompanying balance sheets of Amazing! Smart Card Technologies, Inc. (a California corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Amazing! Smart Card Technologies, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
April 16, 1999

                     AMAZING! SMART CARD TECHNOLOGIES, INC.
                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------    -----------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $     18,820    $   113,148
  Accounts receivable, less allowance for doubtful accounts
     of $71,493 and $101,493 in 1998 and 1997,
     respectively...........................................       319,467        213,972
  Inventories (Note 3)......................................       389,583        372,515
  Prepaid expenses and other current assets.................        23,256        190,807
                                                              ------------    -----------
     Total current assets...................................       751,126        890,442
PROPERTY AND EQUIPMENT, net (Note 3)........................       682,411        933,343
OTHER ASSETS................................................         4,104        593,841
                                                              ------------    -----------
                                                              $  1,437,641    $ 2,417,626
                                                              ============    ===========

           LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Current portion of capital lease obligations..............  $     82,688    $        --
  Accounts payable..........................................       955,188        465,253
  Accrued liabilities.......................................       509,387        491,834
                                                              ------------    -----------
     Total current liabilities..............................     1,547,263        957,087
CONVERTIBLE NOTES PAYABLE TO SHAREHOLDER (Note 4)...........            --      7,321,854
NOTES PAYABLE TO SHAREHOLDERS (Note 5)......................       623,247             --
CAPITAL LEASE OBLIGATIONS, net of current portion...........        19,238             --
                                                              ------------    -----------
     Total liabilities......................................     2,189,748      8,278,941
COMMITMENTS (Note 6)
SHAREHOLDERS' DEFICIT:
  Convertible preferred stock: 50,000,000 shares authorized;
     no shares issued or outstanding........................            --             --
  Common stock: no par value; 50,000,000 shares authorized;
     39,300,000 and 13,350,000 shares issued and outstanding
     at December 31, 1998 and 1997, respectively............     9,842,542      1,114,830
  Accumulated deficit.......................................   (10,594,649)    (6,976,145)
                                                              ------------    -----------
     Total shareholders' deficit............................      (752,107)    (5,861,315)
                                                              ------------    -----------
                                                              $  1,437,641    $ 2,417,626
                                                              ============    ===========

  The accompanying notes to financial statements are an integral part of these financial statements.

                     AMAZING! SMART CARD TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
REVENUES....................................................  $ 2,483,539    $ 3,349,975
COST OF REVENUES............................................    2,382,843      3,027,958
                                                              -----------    -----------
     Gross profit...........................................      100,696        322,017
                                                              -----------    -----------
OPERATING EXPENSES:
  Research and development..................................      318,338        719,907
  Sales and marketing.......................................      738,317        941,280
  General and administrative................................    1,405,221      1,320,600
                                                              -----------    -----------
     Total operating expenses...............................    2,461,876      2,981,787
                                                              -----------    -----------
LOSS FROM CONTINUING OPERATIONS.............................   (2,361,180)    (2,659,770)
INTEREST AND OTHER EXPENSE, net.............................      308,736        620,832
                                                              -----------    -----------
LOSS FROM CONTINUING OPERATIONS BEFORE DISCONTINUED
  OPERATIONS................................................   (2,669,916)    (3,280,602)
                                                              -----------    -----------
DISCONTINUED OPERATIONS (NOTE 1):
  LOSS FROM OPERATIONS......................................     (274,696)       (97,941)
  LOSS ON DISPOSAL..........................................     (673,892)            --
                                                              -----------    -----------
  LOSS FROM DISCONTINUED OPERATIONS.........................     (948,588)       (97,941)
                                                              -----------    -----------
NET LOSS....................................................  $(3,618,504)   $(3,378,543)
                                                              ===========    ===========

  The accompanying notes to financial statements are an integral part of these financial statements.

                     AMAZING! SMART CARD TECHNOLOGIES, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT

                                               COMMON STOCK                              TOTAL
                                         ------------------------    ACCUMULATED     SHAREHOLDERS'
                                           SHARES        AMOUNT        DEFICIT          DEFICIT
                                         ----------    ----------    ------------    -------------
BALANCE AT DECEMBER 31, 1996...........   5,520,000     1,107,000    $ (3,597,602)    $(2,490,602)
  Issuance of common stock for cash at
     $0.001 per share..................   7,830,000         7,830              --           7,830
     Net loss..........................          --            --      (3,378,543)     (3,378,543)
                                         ----------    ----------    ------------     -----------
BALANCE AT DECEMBER 31, 1997...........  13,350,000     1,114,830      (6,976,145)     (5,861,315)
  Conversion of note payable to
     shareholder into common stock (see
     Note 4)...........................  29,600,000     8,731,362              --       8,731,362
  Repurchase of common stock for cash
     at $0.001 per share...............  (3,650,000)       (3,650)             --          (3,650)
  Net loss.............................          --            --      (3,618,504)     (3,618,504)
                                         ----------    ----------    ------------     -----------
BALANCE AT DECEMBER 31, 1998...........  39,300,000    $9,842,542    $(10,594,649)    $  (752,107)
                                         ==========    ==========    ============     ===========

  The accompanying notes to financial statements are an integral part of these financial statements.

                     AMAZING! SMART CARD TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(3,618,504)   $(3,378,543)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
       Allowance for doubtful accounts......................           --         34,493
       Depreciation and amortization........................      338,628        433,752
       Loss on disposal of fixed assets.....................      129,947        170,140
       Loss on disposal of discontinued operations..........      673,892             --
       Changes in current assets and liabilities:
          Accounts receivable...............................     (105,495)       203,240
          Inventories.......................................      (17,068)       338,929
          Prepaid expenses and other assets.................       83,396        137,962
          Accounts payable..................................      489,935       (196,706)
          Accrued liabilities...............................       17,373        176,277
                                                              -----------    -----------
            Net cash used in operating activities...........   (2,007,896)    (2,080,456)
                                                              -----------    -----------
CASH FLOWS FOR INVESTING ACTIVITIES:
  Purchases of property and equipment.......................     (115,717)      (292,007)
  Proceeds from sale of fixed assets........................           --         83,000
                                                              -----------    -----------
            Net cash used for investing activities..........     (115,717)      (209,007)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under notes payable from shareholders..........    2,032,935      2,025,429
  Issuances of common stock.................................           --          7,830
  Repurchases of common stock...............................       (3,650)            --
                                                              -----------    -----------
            Net cash provided by financing activities.......    2,029,285      2,033,259
                                                              -----------    -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................      (94,328)      (256,204)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............      113,148        369,352
                                                              -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $    18,820    $   113,148
                                                              ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for:
     Income taxes...........................................  $       800    $       800
                                                              ===========    ===========
  Noncash financing activity:
     Conversion of note payable to shareholder for common
      stock.................................................  $ 8,731,542    $        --
                                                              ===========    ===========

  The accompanying notes to financial statements are an integral part of these financial statements.

                     AMAZING! SMART CARD TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

1.  ORGANIZATION AND OPERATIONS OF THE COMPANY:

     Amazing! Smart Card Technologies, Inc. (the "Company"), formerly known as Amazing! Controls, Inc., was incorporated in California on December 20, 1996. Previously, the Company operated as WOW Technologies, Inc. The Company develops and manufactures smart cards for use in satellite television, telecommunications, identification and transportation.

     In September 1997, the Company acquired all of the outstanding stock of Amazing! Controls, B.V. ("ACBV"), which is based in the Netherlands, in exchange for the assumption of liabilities and the forgiveness of certain amounts due to the Company. The total purchase price was $546,000, and the acquisition was accounted for as a purchase. Intangibles arising from the acquisition were being amortized on a straight-line basis over three years.

     In connection with the acquisition, the purchase price was allocated to the following items:

Property, plant and equipment, net..........................  $ 70,000
  Other.....................................................   257,000
  Goodwill..................................................   219,000
                                                              --------
                                                              $546,000
                                                              ========

     The results of operations of ACBV and the estimated fair value of the assets acquired and liabilities assumed are included in the Company's financial statements from the date of acquisition through the date of divestiture of the operation in 1998.

     In April 1998, the Company divested the operations of ACBV to certain shareholders of the Company. The divestiture of ACBV resulted in a loss on disposal of the net assets of the operations $674,000, primarily from the writedown of intangibles acquired in the acquisition of ACBV and other assets which no longer benefitted the Company. The operating results of the discontinued operation have been reported as discontinued operations in the statements of operations for all years presented. The prior year balance sheet as of December 31, 1997, has also been adjusted to reflect the net current assets of ACBV of $77,000 as a single line item in other current assets and to reflect the net noncurrent assets of $275,000 as a single line item in other noncurrent assets. There were no remaining assets on the Company's balance sheet as of December 31, 1998, related to ACBV. Revenue of the discontinued operation was $170,000 and $154,000 for the years ended December 31, 1998 and 1997, respectively.

     On February 11, 1999 (the "Closing Date"), PubliCARD, Inc. ("PubliCARD") completed the acquisition of the Company, pursuant to an Agreement and Plan of Merger dated as of February 11, 1999 (the "Merger Agreement"), whereby a wholly-owned subsidiary of PubliCARD merged with and into the Company. As a result of this merger, the Company became a wholly-owned subsidiary of PubliCARD. As consideration in the merger, the holders of the Company's common stock received a total of 350,000 shares of common stock of PubliCARD in exchange for their shares of common stock of the Company. In addition, pursuant to the Merger Agreement, options to purchase 200,000 shares of PubliCARD common stock with an exercise price of $9.75 were granted to the shareholders of the Company.

     The Company is subject to a number of risks, including, but not limited to, the dependence upon PubliCARD for its continuing financial support; competition from larger, more established companies in the industry; the successful development and marketing of its products; rapid technological changes in the industry; and the dependence on key individuals. PubliCARD has committed to continue to support the Company's working capital needs for the foreseeable future.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term highly liquid investments purchased with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the U.S., Europe and the Far East. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its credit customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. At December 31, 1998 and 1997, the top five customers accounted for approximately 70% and 88% of total accounts receivable, respectively.

     Ten customers accounted for 65% and 62% of the Company's revenues for the years ended December 31, 1998 and 1997, respectively.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market and includes materials, labor and manufacturing overhead costs.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets, if applicable.

REVENUE RECOGNITION

     Revenues from product sales are recognized at the time the product is shipped to the customer, with provisions established for estimated product returns and allowances. Returns and allowances have been insignificant to date.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead.

SOFTWARE DEVELOPMENT COSTS

     In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which it has defined as completion of a working model. To date, the amount of costs eligible for capitalization, after consideration of factors such as realizable value, were not material and, accordingly, all software development costs have been charged to research and development in the accompanying statements of operations.

WARRANTY COSTS

     Anticipated costs related to product warranties are charged to expense as sales are recognized. The Company has not experienced significant warranty claims to date.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements for periods ending after December 15, 1997. As the Company has no material items of other comprehensive income, this statement has no impact on the Company's financial statements.

     During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires a new basis of determining reportable business segments, i.e., the management approach. This approach requires that business segment information used by management to assess performance and manage company resources be the source for information disclosure. On this basis, the Company is organized and operates in one business segment, the development and manufacturing of smart cards for use in satellite television, telecommunications, identification and transportation. As a result, the adoption of SFAS No. 131 had no impact on the Company's disclosures or financial statements.

3.  BALANCE SHEET COMPONENTS:

                                                                  DECEMBER 31,
                                                           --------------------------
                                                              1998           1997
                                                           -----------    -----------
Inventories, net:
  Raw materials and work-in-progress.....................  $   303,930    $   320,131
  Finished goods.........................................       85,653         52,384
                                                           -----------    -----------
                                                           $   389,583    $   372,515
                                                           ===========    ===========
Property and equipment:
  Computer equipment.....................................  $   451,307    $   446,484
  Furniture and fixtures.................................      107,313         88,461
  Shop equipment.........................................    1,452,614      1,566,023
  Leasehold equipment....................................       90,222        139,818
                                                           -----------    -----------
                                                             2,101,456      2,240,786
  Less: Accumulated depreciation and amortization........   (1,419,045)    (1,307,443)
                                                           -----------    -----------
                                                           $   682,411    $   933,343
                                                           ===========    ===========

4.  CONVERTIBLE NOTES PAYABLE TO SHAREHOLDER:

     The Company's operations to date have been funded by one of its major shareholders through the issuance of convertible notes payable. In fiscal 1998, the shareholder converted $8,731,542 of convertible notes payable into 29,600,000 shares of common stock of the Company based on an agreed-upon weighted-average conversion price of $0.295 per share. As of December 31, 1998, no amounts were outstanding under the notes payable.

5.  NOTES PAYABLE TO SHAREHOLDERS:

     As of December 31, 1998, the Company has outstanding notes payable of $608,631 to two shareholders. The notes bear interest at the prime rate plus 1% per annum (8.75% at December 31, 1998) and will mature on June 30, 2000. Under the terms of the notes, the holder of the notes has the option to convert the note, wholly or partially, into preferred stock of the Company at the fair value of the Company's common stock at the time of conversion. Accrued interest at December 31, 1998 was $14,616.

6.  COMMITMENTS:

LEASES

     The Company leases equipment and office space under various capital and operating leases with various expiration dates through 2003. Rent expense for the years ended December 31, 1998 and 1997, was $178,444 and $111,264, respectively.

     At December 31, 1998, future minimum lease payments under capital and operating leases are as follows:

                                                              CAPITAL     OPERATING
                  YEAR ENDING DECEMBER 31,                     LEASES      LEASES
                  ------------------------                    --------    ---------
1999........................................................  $ 60,932    $113,973
2000........................................................    40,619       4,533
2001........................................................     5,828       4,533
2002........................................................     5,828       3,400
2003........................................................     5,828          --
                                                              --------    --------
  Total.....................................................   119,035    $126,439
                                                                          ========
  Less: Amounts representing interest.......................   (17,109)
                                                              --------
  Present value of minimum lease payments (Average interest
     rate of 8%)............................................   101,926
  Less: Current portion.....................................   (82,688)
                                                              --------
  Long-term portion.........................................  $ 19,238
                                                              ========

7.  COMMON STOCK:

     The Company's Articles of Incorporation, as amended, authorize the Company to issue 50,000,000 shares of no par value common stock.

STOCK OPTION PLAN

     In 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted only to Company employees and consultants. The Company has reserved 4,000,000 shares of common stock for issuance under the Plan.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and
(ii) the exercise price of an ISO and NSO granted to a 0% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted generally vest over four years.

     Activity under the Plan was as follows:

                                                   SHARES                       WEIGHTED
                                                 AVAILABLE       OPTIONS        AVERAGE
                                                 FOR GRANT     OUTSTANDING    OPTION PRICE
                                                 ----------    -----------    ------------
Inception of Plan..............................   2,000,000            --           --
  Authorized...................................     500,000            --           --
  Granted......................................  (1,587,200)    1,587,200        $0.01
  Canceled.....................................      10,100       (10,100)       $0.01
                                                 ----------    ----------        -----
Balances, December 31, 1997....................     922,900     1,577,100        $0.01
  Authorized...................................   1,500,000            --           --
  Granted......................................    (280,300)      280,300           --
  Canceled.....................................   1,030,600    (1,030,600)       $0.01
                                                 ----------    ----------        -----
Balances, December 31, 1998....................   3,173,200       826,800        $0.01
                                                 ==========    ==========        =====

     The weighted-average remaining contractual life of the options outstanding at December 31, 1998 was 8.8 years. No options have been exercised as of December 31, 1998.

FAIR VALUE DISCLOSURES

     The Company accounts for the Plan under APB Opinion No. 25 under which no compensation expense has been recognized, as all stock options are exercisable at a price equal to the fair market value of the underlying shares on the date of grant. There was no material difference between the Company's net loss as reported and the pro forma net loss had compensation expense for the plan been determined consistent with SFAS No. 123.

     To determine compensation expense under SFAS No. 123, the Company used the following assumptions to estimate that fair value of each option grant on the date of grant using the Black-Scholes option valuation model: risk-free interest rate of 6.0% for 1998 and 1997, average expected life of 4 years, expected dividend yields of zero and expected volatility of 0.01%. The weighted-average fair value of options granted during 1998 and 1997 was approximately $0.01.

8.  INCOME TAXES:

     At December 31, 1998, the Company had approximately $9,410,000 of Federal and state net operating loss carryforwards available to offset future taxable income. These carryforwards expire in varying amounts through 2018, if not utilized. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

     As of December 31, 1998 and 1997, the Company had gross deferred tax assets of approximately $3,858,000 and $2,376,000, respectively. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. Deferred tax assets relate primarily to net operating loss carryforwards and certain expenses and reserves that are not currently deductible for income tax purposes.

9.  EMPLOYEE BENEFIT PLANS:

     The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the Board of Directors. Employer contributions were $15,100 and $10,300 under this plan for the years ended December 31, 1998 and 1997, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Greystone Peripherals, Inc.:

     We have audited the accompanying consolidated balance sheet of Greystone Peripherals, Inc. (a California corporation) and subsidiary as of December 31, 1998, and the related consolidated statements of operations, shareholders= equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Greystone Peripherals, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
April 23, 1999

                          GREYSTONE PERIPHERALS, INC.

                           CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1998


                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   27,797
  Accounts receivable, less allowances of $22,000...........     250,075
  Inventories (Note 3)......................................     928,485
  Other assets..............................................         249
                                                              ----------
     Total current assets...................................   1,206,606
PROPERTY AND EQUIPMENT, net (Note 3)........................      86,107
OTHER ASSETS................................................      10,656
                                                              ----------
     Total assets...........................................  $1,303,369
                                                              ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Line of credit (Note 4)...................................  $  414,950
  Accounts payable and accruals.............................     447,066
                                                              ----------
     Total liabilities......................................     862,016
                                                              ----------
COMMITMENTS (Note 6)
SHAREHOLDERS' EQUITY:
  Common stock: no par value; 20,000,000 shares authorized;
     6,674,749 shares issued and outstanding................     449,725
  Accumulated deficit.......................................      (8,372)
                                                              ----------
     Total shareholders' equity.............................     441,353
                                                              ----------
                                                              $1,303,369
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                          GREYSTONE PERIPHERALS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998


REVENUES....................................................  $4,196,145
COST OF REVENUES............................................   2,552,260
                                                              ----------
     Gross profit...........................................   1,643,885
                                                              ----------
OPERATING EXPENSES:
  Research and development..................................     397,346
  Sales and marketing.......................................     424,617
  General and administrative................................     960,781
                                                              ----------
     Total operating expenses...............................   1,782,744
                                                              ----------
LOSS FROM OPERATIONS........................................    (138,859)
INTEREST EXPENSE AND OTHER INCOME, net......................      59,912
LOSS BEFORE TAXES...........................................    (198,771)
INCOME TAXES................................................       3,991
                                                              ----------
NET LOSS....................................................  $ (202,762)
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                          GREYSTONE PERIPHERALS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                          YEAR ENDED DECEMBER 31, 1998

                                              COMMON STOCK         RETAINED EARNINGS        TOTAL
                                          ---------------------      (ACCUMULATED)      SHAREHOLDERS'
                                           SHARES       AMOUNT          DEFICIT            EQUITY
                                          ---------    --------    -----------------    -------------
BALANCE, DECEMBER 31, 1997..............  6,674,749    $449,725        $ 194,390          $ 644,115
  Net loss..............................         --          --         (202,762)          (202,762)
                                          ---------    --------        ---------          ---------
BALANCE, DECEMBER 31, 1998..............  6,674,749    $449,725        $  (8,372)         $ 441,353
                                          =========    ========        =========          =========

   The accompanying notes are an integral part of these financial statements.

                          GREYSTONE PERIPHERALS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(202,762)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
       Provision for inventory reserves.....................    105,000
       Depreciation and amortization........................     68,675
       Loss on disposition of fixed assets..................     20,223
       Changes in current assets and liabilities:
          Accounts receivable...............................    477,503
          Inventories.......................................     19,257
          Other assets......................................     18,249
          Accounts payable..................................   (448,323)
          Accrued liabilities...............................    (12,665)
                                                              ---------
            Net cash provided by operating activities.......     45,157
                                                              ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (67,927)
                                                              ---------
            Net cash used in investing activities...........    (67,927)
                                                              ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on line of credit..............................     39,950
                                                              ---------
            Net cash provided by financing activities.......     39,950
                                                              ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................     17,180
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............     10,617
                                                              ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  27,797
                                                              =========

   The accompanying notes are an integral part of these financial statements.

                          GREYSTONE PERIPHERALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

1.  ORGANIZATION AND OPERATIONS OF THE COMPANY

THE COMPANY

     Greystone Peripherals, Inc. (the "Company") was incorporated in California on March 10, 1992. The Company develops and manufactures high capacity disk drive duplication products for OEM's, as well as smart card readers and other peripheral devices such as PCMCIA card ports and readers for digital photography applications.

     On February 22, 1999 (the "Closing Date"), PubliCARD, Inc. ("PubliCARD") completed the acquisition of the Company, pursuant to an Agreement and Plan of Merger dated as of February 22, 1999 (the "Merger Agreement"), whereby a wholly-owned subsidiary of PubliCARD merged with and into the Company. As a result of this merger, the Company became a wholly-owned subsidiary of PubliCARD. As consideration in the merger, the holders of the Company's common stock received a total of 666,401 shares of common stock of PubliCARD and $6,180 in exchange for all of the shares of common stock of the Company.

     The Company is subject to a number of risks, including, but not limited to, the dependence upon PubliCARD for its continuing financial support; competition from larger, more established companies in the industry; the successful development and marketing of its products; rapid technological changes in the industry; and the dependence on key individuals. PubliCARD has committed to continue to support the Company's working capital needs for the foreseeable future.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary which was dormant during 1998. All significant intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located primarily in the U.S. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its credit customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor and manufacturing overhead costs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

INCOME TAXES

     The Company has elected under the Internal Revenue Code to be treated as an S corporation. Tax attributes, including profits or losses for such corporations, are passed through to their respective shareholders, and no provision for income taxes is required at the corporate level except for state tax in California of 1.5% and certain taxes in some states.

REVENUE RECOGNITION

     Revenue from product sales is recognized at the time the product is shipped, with provisions established for estimated product returns and allowances.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead.

WARRANTY COSTS

     Anticipated costs related to product warranties are charged to expense as sales are recognized. The Company has not experienced significant warranty claims to date.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements for periods ending after December 15, 1997. As the Company has no material items of other comprehensive income, this statement has no impact on the Company's financial statements.

     During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires a new basis for determining reportable business segments, i.e., the management approach. This approach requires that business segment information used by management to assess performance and manage company resources be the source for information disclosure. On this basis, the Company is organized and operates in one business segment -- the development and manufacturing of high capacity disk drive duplication products and smart card reader-related products. As a result, the adoption of SFAS No. 131 had no impact on the Company's disclosures or financial statements.

3.  BALANCE SHEET COMPONENTS

                                                              DECEMBER 31, 1998
                                                              -----------------
Inventories, net
Finished goods..............................................      $ 625,867
     Raw materials..........................................        302,618
                                                                  ---------
                                                                  $ 928,485
                                                                  =========
Property and equipment:
  Furniture and fixtures....................................         28,546
  Manufacturing equipment...................................         58,740
  Engineering test equipment................................         10,797
  Office equipment..........................................         76,333
  Software..................................................         28,906
  Motor vehicles............................................          6,303
                                                                  ---------
                                                                    209,625
  Less: Accumulated depreciation and amortization...........       (123,518)
                                                                  ---------
                                                                  $  86,107
                                                                  =========

4.  LINE OF CREDIT

     As of December 31, 1998, the Company has a line of credit agreement with a bank that provides for borrowings of up to $1,000,000 secured by the Company's accounts receivable, inventories and fixed assets. As of December 31, 1998, the Company had an outstanding balance on this line of credit of $414,950. This agreement expires on May 1, 1999. Interest is paid monthly at the reference rate plus 0.5%, which equated to 8.25% as of December 31, 1998. Additionally, all debt outstanding under this line of credit, up to the full amount of the line, was covered by a guarantee to the bank from the primary shareholder of the Company as of December 31, 1998.

     The Company is subject to covenants under this agreement, including minimum current ratio, minimum tangible net worth and maximum ratio of debt to tangible net worth. As of December 31, 1998, the Company was in violation of these covenants and, as such, all debt outstanding on this line as of that date is reflected as a current liability in the accompanying financial statements. On March 3, 1999, subsequent to the closing date of the merger discussed in Note 1, PubliCARD paid the entire outstanding balance on the line of credit as of that date, and terminated the line of credit agreement.

5.  COMMON STOCK

     The Company's Articles of Incorporation, as amended, authorize the Company to issue 20,000,000 shares of no par value common stock.

STOCK OPTION PLAN

     In February 1997, the Company adopted the Incentive Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted only to Company employees and consultants. The Company has reserved 1,600,000 shares of common stock for issuance under the Plan.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a shareholder who holds more than 10% of the total combined voting power of all classes of stock shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted generally vest over four years with 25% vesting after one year, and the remaining shares vesting 1/36th per month over the remaining three years. Additionally, under the Plan, the Company has the right, at its option, to repurchase any and all shares of stock acquired via exercise of options under this Plan from a terminated employee, regardless of the cause of termination, at the then fair market value of the shares.

     Activity under the Option Plan was as follows:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                  AVAILABLE      OPTIONS      OPTION PRICE
                                                  FOR GRANT    OUTSTANDING     PER SHARE
                                                  ---------    -----------    ------------
Outstanding at December 31, 1997................  1,451,000      149,000         $0.25
  Granted.......................................    (75,000)      75,000         $0.50
                                                  ---------      -------         -----
Outstanding at December 31, 1998................  1,376,000      224,000         $0.33
                                                  =========      =======         =====

                                                                    WEIGHTED
                                                                     AVERAGE        WEIGHTED
                                                                    REMAINING       AVERAGE
                                                    NUMBER         CONTRACTUAL      EXERCISE
        OPTIONS WITH EXERCISE PRICE OF:           OUTSTANDING    LIFE (IN YEARS)     PRICE
        -------------------------------           -----------    ---------------    --------
     $0.25......................................    149,000           8.25           $0.25
     $0.50......................................     75,000           9.40           $0.50

FAIR VALUE DISCLOSURES

     The Company accounts for the Plan under Accounting Principles Board Opinion No. 25 under which no compensation expense has been recognized, as all stock options are exercisable at a price equal to the fair market value of the underlying shares on the date of grant. Had compensation expense for the Plan been determined consistent with SFAS No. 123, the impact on the Company's net loss for fiscal 1998 would have been immaterial.

6.  COMMITMENTS

LEASES

     The Company leases office space under noncancellable operating leases with various expiration dates through December 31, 2001. Rent expense for the year ended December 31, 1998 was $69,000. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

     Future minimum lease payments under noncancellable operating leases, including lease commitments entered into subsequent to December 31, 1998, are as follows:

YEAR ENDING DECEMBER 31,                                      OPERATING LEASE
------------------------                                      ---------------
     1999...................................................     $121,354
     2000...................................................      128,709
     2001...................................................      136,064
                                                                 --------
          Total.............................................     $386,127
                                                                 ========

7.  EMPLOYEE BENEFIT PLANS

     The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions are made solely by the employees with no matching or discretionary contributions made by the Company. Employee contributions under this plan amounted to approximately $22,000 for the year ended December 31, 1998.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Tritheim Technologies, Inc.:

     We have audited the accompanying balance sheet of Tritheim Technologies, Inc. (a Florida Subchapter S corporation) as of December 31, 1997, and the related statements of operations, changes in stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tritheim Technologies, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tampa, Florida,
November 6, 1998

                          TRITHEIM TECHNOLOGIES, INC.

                       BALANCE SHEET -- DECEMBER 31, 1997

                                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 247,430
  Accounts receivable, net of allowance of approximately
     $11,000................................................      8,259
  Inventories...............................................     45,513
                                                              ---------
     Total current assets...................................    301,202
                                                              ---------
PROPERTY AND EQUIPMENT, net.................................     36,340
                                                              ---------
     Total assets...........................................  $ 337,542
                                                              =========
                 LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................  $  30,386
  Accrued expenses..........................................     31,900
  Note payable to bank......................................    100,451
  Notes payable to stockholders -- current, net of
     unamortized discount of approximately $15,000 (Note
     5).....................................................    317,033
                                                              ---------
     Total current liabilities..............................    479,770
                                                              ---------
NOTES PAYABLE TO STOCKHOLDERS, net of current maturities and
  unamortized discount of approximately $17,000 (Note 5)....     33,333
                                                              ---------
COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' DEFICIT:
  Common stock, no par value; 10,000,000 shares authorized,
     6,260,386 shares issued and outstanding................    466,891
  Accumulated deficit.......................................   (642,452)
                                                              ---------
     Total stockholders' deficit............................   (175,561)
                                                              ---------
     Total liabilities and stockholders' deficit............  $ 337,542
                                                              =========

       The accompanying notes are an integral part of this balance sheet.

                          TRITHEIM TECHNOLOGIES, INC.

                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

REVENUES....................................................  $  61,074
                                                              ---------
OPERATING EXPENSES:
  Cost of goods sold........................................     26,335
  Research and development expenses.........................    125,835
  Selling and marketing expenses............................    128,796
  General and administrative expenses.......................    155,708
                                                              ---------
     Total operating expenses...............................    436,674
                                                              ---------
     Loss from operations...................................  ( 375,600)
INTEREST EXPENSE, net.......................................    (33,122)
                                                              ---------
NET LOSS....................................................  $(408,722)
                                                              =========

         The accompanying notes are an integral part of this statement.

                          TRITHEIM TECHNOLOGIES, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                   COMMON STOCK
                                               ---------------------    ACCUMULATED
                                                SHARES       AMOUNT       DEFICIT        TOTAL
                                               ---------    --------    -----------    ---------
BALANCE, December 31, 1996...................  5,280,000    $ 10,560     $(233,730)    $(223,170)
  Issuance of common stock...................    980,386     456,331            --       456,331
  Net loss...................................         --          --      (408,722)     (408,722)
                                               ---------    --------     ---------     ---------
BALANCE, December 31, 1997...................  6,260,386    $466,891     $(642,452)    $(175,561)
                                               =========    ========     =========     =========

         The accompanying notes are an integral part of this statement.

                          TRITHEIM TECHNOLOGIES, INC.

                            STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(408,722)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................      6,558
     Increase in operating assets and liabilities --
       Accounts receivable..................................     (8,259)
       Inventory............................................    (45,513)
       Accounts payable and accrued expenses................     46,023
                                                              ---------
          Net cash used in operating activities.............   (409,913)
                                                              ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment.....................................    (35,142)
                                                              ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to stockholders...............    160,878
  Proceeds from note payable to bank........................    200,878
  Principal payments on note payable to bank................   (100,427)
  Proceeds from issuance of common stock....................    422,669
                                                              ---------
          Net cash provided by financing activities.........    683,998
                                                              ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................    238,943
CASH AND CASH EQUIVALENTS, beginning of year................      8,487
                                                              ---------
CASH AND CASH EQUIVALENTS, end of year......................  $ 247,430
                                                              =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $   5,240
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Allocation of proceeds from notes payable to stockholders
     to common stock........................................  $  33,662

         The accompanying notes are an integral part of this statement.

                          TRITHEIM TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1.  ORGANIZATION AND LIQUIDITY:

     Tritheim Technologies, Inc. (the Company) was incorporated in the State of Florida on October 5, 1995. Prior to 1997, the Company was in the development stage. The Company designs, develops and manufactures intelligent personal smart card readers and writers designed specifically for (1) companies who integrate these products with their existing applications, (2) financial institutions who distribute the products to customers for electronic commerce, (3) cable television companies who wish to authenticate customers and purchases, and (4) distributors and value-added resellers who resell the products. The Company also designs software for developing smart card applications. The majority of the Company's customers are located in the United States.

     The Company incurred a substantial operating loss and negative cash flows from operations for the year ended December 31, 1997. As further discussed in
Note 10 to the financial statements, management plans to obtain future funding from its new parent company, PubliCARD, Inc. (formerly Publicker Industries, Inc.) (PubliCARD). PubliCARD has committed to funding the operations of the Company through at least December 31, 1998. Management believes that this funding will allow the Company to increase sales and marketing efforts, which in turn should generate increased revenues and improve operating results.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments totaling $202,879 are classified within cash and cash equivalents at December 31, 1997.

INVENTORIES

     Inventories consist of electronic parts and components purchased for resale. All inventories are stated at the lower of cost or market using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of depreciable assets.

     Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

COMPUTER SOFTWARE DEVELOPMENT COSTS

     All costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed are charged to research and development expense as incurred. Technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements.

     The Company's policy is to capitalize costs incurred after the development of a working model. Costs to date, subsequent to the development of a working model, have not been material.

REVENUE RECOGNITION

     During 1997, the majority of the Company's revenues resulted from sales of kits that include smart card readers and software for developing smart card applications. Revenue from these sales is recognized when a contract has been executed and the product has been shipped, at which time there are no significant remaining obligations. Provisions are made at the time of sale for any insignificant obligations, including telephone support.

     During 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-2, "Software Revenue Recognition," which is effective for financial statements beginning after December 15, 1997, and supersedes SOP 91-1. The AICPA subsequently issued SOP 98-4, which deferred for one year the effective date of certain provisions of SOP 97-2 with respect to vendor-specific objective evidence. The Company has early adopted SOP 97-2 during the year ended December 31, 1997, which did not have a material impact on the financial statements.

INCOME TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the accompanying statement of operations does not include a provision for income taxes. All income or loss is reported through the stockholders' personal tax returns. The tax returns and the amount of taxable income are subject to examination by federal and state taxing authorities. If such examinations result in changes to taxable income, the tax liabilities of the stockholders could be changed accordingly.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company believes that the carrying value of financial instruments on the accompanying balance sheet approximates their fair value.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) was issued. SFAS 131 requires that companies report financial and descriptive information about their reportable operating segments. Segment information to be reported is to be based upon the way management organizes the segments for making operating decisions and assessing performance. The Company believes that the future effects of SFAS 131 will not be significant to its financial statements.

3.  PROPERTY AND EQUIPMENT:

     A summary of property and equipment at December 31, 1997, is as follows:

                                                         USEFUL LIVES
                                                           IN YEARS      AMOUNT
                                                         ------------    -------
Computer equipment.....................................       5          $10,748
Production equipment...................................       5           29,537
Furniture and fixtures.................................       5            2,179
                                                                         -------
                                                                          42,464
Less-Accumulated depreciation..........................                   (6,124)
                                                                         -------
                                                                         $36,340
                                                                         =======

4.  NOTE PAYABLE TO BANK:

     Note payable to bank consists of a promissory note, bearing interest at 8.5 percent, with principal and interest due on March 4, 1998. The note is collateralized by a certificate of deposit owned by a stockholder of the Company.

5.  NOTES PAYABLE TO STOCKHOLDERS:

     Notes payable to stockholders are unsecured and consist of the following as of December 31, 1997:

                                                               AMOUNT
                                                              --------
Notes payable to stockholder, bearing interest at 9%,
  principal and interest due in balloon payments at various
  dates through December 1998, net of unamortized discount
  of approximately $15,000..................................  $317,033
Note payable to stockholder, bearing interest at 8%,
  interest payable quarterly, principal due in August 2008,
  net of unamortized discount of approximately $17,000......    33,333
                                                              --------
                                                               350,366
Less -- current maturities..................................  (317,033)
                                                              --------
Notes payable to stockholders, net of current maturities....  $ 33,333
                                                              ========

6.  COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     The Company leases office space on a month-to-month basis and leases certain computer equipment under an operating lease.

     Future aggregate minimum rental payments are as follows as of December 31, 1997:

YEAR ENDING DECEMBER 31,                                        AMOUNT
------------------------                                        -------
         1998...............................................    $ 5,916
         1999...............................................      5,916
         2000...............................................      4,930
                                                                -------
                                                                $16,762
                                                                =======

     Rent expense under operating leases for the year ended December 31, 1997, totaled $10,914.

PRODUCT ROYALTY AGREEMENTS

     The Company has entered into two product royalty agreements with various entities that have provided their licenses or product designs to the Company. One agreement requires that royalties shall be paid on the basis of the quantity of units manufactured. Royalty fees range from $0.10 to $0.20 per unit manufactured. The other agreement requires a royalty of $2 to $12 for each time a product is licensed to an end user. No significant royalty fees were incurred under these arrangements during 1997.

7.  RELATED-PARTY TRANSACTIONS:

     The Company's management consists of stockholders who are employed by the Company and are either not paid a salary or are paid salaries at amounts which are significantly below market rates. Management intends to increase these salaries once funding is obtained from an outside investor.

8.  CAPITAL STOCK:

     Upon the Company's incorporation on October 5, 1995, authorized capitalization consisted of 10,000 shares of $1.00 par value common stock. The stockholders amended the articles of incorporation on November 22, 1995, to authorize 100,000 shares of $0.10 par value common stock.

     On July 1, 1997, the stockholders amended the Company's articles of incorporation to increase the number of authorized shares of common stock to 10,000,000, with no par value, and declared a 50 to 1 stock split on the Company's outstanding common stock. The shares outstanding and all other references to shares of common stock reported have been restated to give retroactive effect to the stock split.

     On September 29, 1997, the Company issued 50,000 shares of common stock to a stockholder in exchange for loaning the Company $50,000. On November 8, 1997, the Company issued 50,986 shares of common stock to a stockholder in exchange for extending the maturity date on a loan until November 8, 1998. Approximately $34,000 in debt proceeds were allocated to common stock and recorded as a discount to the related debt. The discounts are being amortized over the remaining terms of the respective notes.

     During the fourth quarter of 1997, the Company issued approximately 844,000 shares of common stock to employees and new investors at a price of $0.50 per share, the estimated fair value of the common stock during that period.

9.  STOCK COMPENSATION PLANS:

STOCK OPTION PLAN

     During October 1997, the Company adopted a stock option plan (the Plan) which allows the issuance of incentive stock options at an exercise price of $0.50 per share. Options granted under the Plan vest immediately and expire 10 years from the date of grant. As of December 31, 1997, 354,616 options were outstanding at an exercise price of $0.50 per share.

     Stock option activity for the year ended December 31, 1997, was as follows:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                              NUMBER OF    EXERCISE
                                                               SHARES       PRICE
                                                              ---------    --------
Outstanding, beginning of period............................        --      $  --
  Granted...................................................   354,616       0.50
  Exercised.................................................        --         --
  Canceled or expired.......................................        --         --
                                                               -------      -----
Outstanding, end of period..................................   354,616      $0.50
                                                               =======      =====
Options vested at year-end..................................   354,616      $0.50
                                                               =======      =====

     The weighted-average remaining contractual life for options outstanding at December 31, 1997, was 4.75 years.

     The Company accounts for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), under which no compensation
expense has been recognized. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which allows companies to continue following the accounting guidance of APB 25, but requires disclosure of net income and earnings per share for the effects on compensation expense, had the accounting guidance of SFAS 123 been adopted.

     The Company has elected SFAS 123 for disclosure purposes. Under SFAS 123, the fair value of each option granted has been estimated as of the grant date using the minimum value method, which is equivalent to using the Black-Scholes valuation method for a non-public company, with the following weighted-average assumptions: risk-free interest rate of 6 percent, expected life of five years and no expected dividends. Adopting the accounting guidance of SFAS 123 would have resulted in an increase in compensation expense of approximately $2,500 for the year ended December 31, 1997.

10.  SUBSEQUENT EVENTS:

     On October 30, 1998, the Company executed a definitive merger agreement with PubliCARD, whereby PubliCARD would acquire 100 percent of the common stock of the Company in exchange for 1,495,000 shares of PubliCARD common stock plus certain other considerations. Consummation of the transaction is subject to approval of the Company's shareholders and other customary conditions. In conjunction with the execution of the letter of intent, PubliCARD provided an interest free advance of $300,000 to the Company. The advance is evidenced by a note payable and secured by all of the assets of the Company. The note payable is due the earlier of September 18, 1999, or the date on which the Company receives any debt or equity capital from any person.

     Subsequent to December 31, 1997, the Company entered into agreements with various entities related to software licensing arrangements and distribution partnerships. Under the software licensing arrangements, the Company generally grants the rights and license to its software technology in exchange for other technology, or in exchange for the distribution and marketing of the related software. Under the distribution agreements, the Company generally partners with a distributor in exchange for providing that distributor with volume discounts on the Company's products.

     The Company adopted an Employee Stock Purchase Plan (ESPP) effective January 1, 1998. Under the terms of the ESPP, employees who have been with the Company for at least three months may choose to have up to 15 percent of their salary withheld to purchase the Company's common stock. The purchase price of the stock is $0.50 per share. Approximately 17,000 shares were purchased under the ESPP during 1998. On September 30, 1998, the ESPP was terminated.

                          TRITHEIM TECHNOLOGIES, INC.

                      BALANCE SHEET -- SEPTEMBER 30, 1998

                                   UNAUDITED

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   283,538
  Accounts receivable, net of allowance of approximately
     $21,376................................................       81,901
  Inventories...............................................       29,852
                                                              -----------
     Total current assets...................................      395,291
                                                              -----------
PROPERTY AND EQUIPMENT, net.................................       42,705
                                                              -----------
     Total assets...........................................  $   437,996
                                                              ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................  $    35,917
  Accrued expenses..........................................       68,500
  Note payable to bank......................................      105,024
  Note payable to PubliCARD, Inc. ..........................      300,000
  Notes payable to stockholders -- current, net of
     unamortized discount of approximately $2,000...........      442,462
                                                              -----------
     Total current liabilities..............................      951,903
                                                              ===========
NOTES PAYABLE TO STOCKHOLDERS, net of current maturities and
  unamortized discount of approximately $10,000.............       51,345
                                                              -----------
STOCKHOLDERS' DEFICIT:
  Common stock, no par value; 10,000,000 shares authorized,
     6,366,620 shares issued and outstanding................      483,299
  Accumulated deficit.......................................   (1,048,551)
                                                              -----------
     Total stockholders' deficit............................     (565,252)
                                                              -----------
     Total liabilities and stockholders' deficit............  $   437,996
                                                              ===========

            See accompanying note to unaudited financial statements.

                          TRITHEIM TECHNOLOGIES, INC.

                            STATEMENT OF OPERATIONS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                   UNAUDITED

                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
REVENUES....................................................  $ 202,908    $  41,865
                                                              ---------    ---------
OPERATING EXPENSES:
  Cost of goods sold........................................     71,633        7,001
  Research and development expenses.........................    206,001       56,979
  Selling and marketing expenses............................     94,739       72,728
  General and administrative expenses.......................    188,085      102,031
                                                              ---------    ---------
     Total operating expenses...............................    560,458      238,739
                                                              ---------    ---------
     Loss from operations...................................   (357,550)    (196,874)
INTEREST EXPENSE, net.......................................     48,549        4,242
                                                              ---------    ---------
NET LOSS....................................................  $(406,099)   $(201,116)
                                                              =========    =========

          See the accompanying notes to unaudited financial statements

                          TRITHEIM TECHNOLOGIES, INC.

                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                   UNAUDITED

                                                  COMMON STOCK
                                              ---------------------    ACCUMULATED
                                               SHARES       AMOUNT       DEFICIT        TOTAL
                                              ---------    --------    -----------    ---------
BALANCE, December 31, 1997..................  6,260,386    $466,891    $  (642,452)   $(175,561)
  Issuance of common stock..................    106,234      16,408             --       16,408
  Net loss..................................         --          --       (406,099)    (406,099)
                                              ---------    --------    -----------    ---------
BALANCE, September 30, 1998.................  6,366,620    $483,299    $(1,048,551)   $(565,252)
                                              =========    ========    ===========    =========

         See the accompanying notes to unaudited financial statements.

                          TRITHEIM TECHNOLOGIES, INC.

                            STATEMENT OF CASH FLOWS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                   UNAUDITED

                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:.......................  $(406,099)   $(201,116)
  Net loss
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................      4,290        4,060
     Increase in operating assets and liabilities --
       Accounts receivable..................................    (73,642)      (6,484)
       Inventories..........................................     15,661      (30,986)
       Accounts payable and accrued expenses................     42,132       10,308
                                                              ---------    ---------
          Net cash used in operating activities.............   (417,658)    (224,218)
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment.....................................    (10,656)     (41,074)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to stockholders...............    143,441      173,925
  Proceeds from note payable to bank........................      4,573      100,000
  Proceeds from note payable to PubliCARD, Inc..............    300,000           --
  Proceeds from issuance of common stock....................     16,408      311,008
                                                              ---------    ---------
          Net cash provided by financing activities.........    464,422      584,933
                                                              ---------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................     36,108      319,641
CASH AND CASH EQUIVALENTS, beginning of period..............    247,430        8,487
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS, end of year......................  $ 283,538    $ 328,128
                                                              =========    =========

         See the accompanying notes to unaudited financial statements.

                          TRITHEIM TECHNOLOGIES, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998
                                   UNAUDITED

1.  BASIS OF PRESENTATION:

     The accompanying unaudited financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position of Tritheim Technologies, Inc. ("Tritheim") as of September 30, 1998 and the results of their operations and their cash flows for the nine months ended September 30, 1998 and 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of Tritheim Technologies, Inc. as of and for the year ended December 31, 1997.

2.  SUBSEQUENT EVENT

     On November 24, 1998 (the "Closing Date"), PubliCARD, Inc. ("PubliCARD") completed the acquisition of Tritheim pursuant to an Agreement and Plan of Merger dated as of October 30, 1998 (the "Merger Agreement") whereby a wholly-owned subsidiary of PubliCARD merged with and into Tritheim. As a result of this merger, Tritheim became a wholly-owned subsidiary of PubliCARD. As consideration in the merger, holders of Tritheim's common stock received a total of 1,495,037 shares of common stock of PubliCARD in exchange for their shares of common stock of Tritheim. In addition, pursuant to the Merger Agreement options to purchase 354,616 shares of Tritheim common stock outstanding immediately prior to the closing of the merger were converted into options to purchase 83,270 shares of PubliCARD common stock with an exercise price of $2.00 per share (subject to anti-dilution adjustments). These PubliCARD options are exercisable from the Closing Date until the fifth anniversary of the Closing Date. Furthermore, pursuant to the Merger Agreement, PubliCARD issued on the Closing Date options to purchase 250,000 shares of PubliCARD common stock to all of the salaried employees of Tritheim to encourage them to remain in the employ of Tritheim. These options have an exercise price of $2.00 per share (subject to anti-dilution adjustments) and will be exercisable from the third anniversary of the Closing Date until the eighth anniversary of the Closing Date. Pursuant to the Merger Agreement, PubliCARD satisfied Tritheim's indebtedness, including accrued interest, to a bank in the amount of $102,000 and to former shareholders of Tritheim in the amount of $531,000.

------------------------------------------------------
------------------------------------------------------

     You should rely only on the information contained in this prospectus. No dealer, sales person or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                PUBLICARD, INC.

                                4,848,309 SHARES
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                          , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the estimated, except for the SEC registration fee, the National Association of Securities Dealers, Inc. (the "NASD") filing fee and the Nasdaq National Market listing fee, fees and expenses, other than underwriting discounts and commissions, in connection with the offering described in this registration statement:


SEC registration fee........................................  $ 13,936
Printing and engraving costs................................    80,000
Legal fees and expenses.....................................   225,000
Accounting fees and expenses................................    50,000
Miscellaneous...............................................    16,064
                                                              --------
     Total..................................................  $385,000
                                                              ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The PBCL permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding, other than an action by or in the right of the corporation (other than an action by or in the right of the corporation, a "derivative action"), and permits such indemnification against expenses incurred in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal proceeding in a third-party action, had no reasonable cause to believe his or her conduct was unlawful. The PBCL provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation under Pennsylvania law.

     Under the PBCL, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights, to which a person seeking indemnification or advancement of expenses may be entitled under PubliCARD's By-laws or otherwise. Such contractual or other rights may require indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person both in connection with derivative actions and third-party actions, except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     The PBCL permits a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability.

     Under Section 1713 of the PBCL, if a By-law adopted by the shareholders so provides, a director shall not be personally liable, as such, for monetary damages for any action taken or omitted unless the director both (a) breached or failed to perform the duties of his or her office under Pennsylvania law and (b) the breach or failure constituted self dealing, willful misconduct or recklessness.

     Article V of PubliCARD's By-laws provides for both the limitation of the monetary liability of the directors of PubliCARD and for the mandatory indemnification of directors and officers.

     Under Article V of PubliCARD's By-laws, a director will not be held personally liable to PubliCARD, its shareholders or third parties for monetary damages as a consequence of any act or omission unless the director both (a) breached or failed to perform the duties of his or her office under Pennsylvania law and (b) the breach or failure constituted self dealing, willful misconduct or recklessness.

     In addition, under Article V of PubliCARD's By-laws, a director, officer or, at the board of directors' discretion, employee or other person who is or was serving in any capacity at the request of or for the benefit of PubliCARD, will be indemnified and held harmless by PubliCARD for all actions taken by him or her and for all failure to take action to the fullest extent permitted by Pennsylvania law against all expense, liability and loss, including, without limitation, attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by such director, officer, employee or other person in connection with any threatened, pending or completed action, suit or proceeding, including, without limitation, an action, suit or proceeding by or in the right of PubliCARD, whether civil, criminal, administrative or investigative. No indemnification is permitted where the act or failure to act by the person seeking to be indemnified constitutes willful misconduct or recklessness as determined by a court of competent jurisdiction.

     PubliCARD currently maintains directors' and officers' liability insurance providing for coverage of up to $15,000,000. PubliCARD's assets and equity, however, may be called upon to provide indemnification to officers and directors to the extent any indemnified amount exceeds PubliCARD's liability insurance limit, or to the extent any matter required to be indemnified by PubliCARD's By-laws falls outside the scope of the policy's coverage.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers pursuant to the foregoing provisions, PubliCARD has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.                              EXHIBIT
-----------                              -------
   3.1         Amended and Restated Articles of Incorporation, amended and restated through November 2, 1998, of PubliCARD.
               Incorporated by reference to PubliCARD's Quarterly Report on
               Form 10-Q for the quarterly period ended September 30, 1998, dated November 9, 1998.
   3.2         By-laws of PubliCARD. Incorporated by reference to
               PubliCARD's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, dated March 28, 1991.
   3.3         Certificate of Designation, Preferences and Rights of Class
               A Preferred Stock, First Series. Incorporated by reference from PubliCARD's Registration Statement on Form 8-A, dated
               September 26, 1988.
   4.1         Form of option to purchase common stock of PubliCARD issued in connection with the Stock Purchase Agreement, dated April
               12, 1985, among PubliCARD, Balfour Securities Corporation
               and the Purchasers. Incorporated by reference from
               PubliCARD's Annual Report on Form 10-K for the year ended
               December 31, 1994, dated March 31, 1995.
   4.2         Form of Warrant Agreement, dated 1986, between PubliCARD and
               J. Henry Schroder Bank & Trust Company, as Warrant Agent.
               Incorporated by reference from PubliCARD's Registration
               Statement on Form S-1, dated October 8, 1986.
   4.3         Form of Amendment No. 1 to Warrant Agreement, dated August
               13, 1997, between PubliCARD and Publicker Industries Inc., successor to J. Henry Schroder Bank & Trust Company, as
               Warrant Agent. Incorporated by reference from PubliCARD's
               Current Report on Form 8-K, filed on August 15, 1997.
   4.4         Form of Warrant Agreement, dated 1986, between PubliCARD and
               Drexel Burnham Lambert Incorporated. Incorporated by
               reference from PubliCARD's Registration Statement on Form
               S-1, dated October 8, 1986.

EXHIBIT NO.                              EXHIBIT
-----------                              -------
   4.5         Form of Amendment No. 1 to Warrant Agreement, dated August
               13, 1997, between PubliCARD and Harry I. Freund and Jay S.
               Goldsmith. Incorporated by reference from PubliCARD's
               Current Report on Form 8-K, filed on August 15, 1997.
   4.6         Amended and Restated Rights Agreement, dated as of August 7,
               1998, between PubliCARD and Continental Stock Transfer &
               Trust Company, as Rights Agent. Incorporated by reference
               from PubliCARD's Current Report on Form 8-K, filed on
               September 17, 1998.
   5.1         Opinion of Schnader, Harrison, Segal & Lewis with respect to legality of securities being registered.*
  10.1         Agreements, dated as of August 1987, between PubliCARD and
               Harry I. Freund, Jay S. Goldsmith, David L. Herman and James
               J. Weis concerning a change of control of PubliCARD.
               Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1987, filed on December 18, 1987.
  10.2         PubliCARD 1991 Stock Option Plan. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual
               Report on Form 10-K for the year ended December 31, 1991,
               dated August 14, 1992.
  10.3         Employment Agreement between PubliCARD and James J. Weis,
               dated February 17, 1987. Incorporated by reference from
               PubliCARD's Form 8 Amendment to PubliCARD's Annual Report on
               Form 10-K for the year ended December 31, 1991, dated August
               14, 1992.
  10.4         PubliCARD 1993 Long Term Incentive Plan. Incorporated by
               reference from PubliCARD's Annual Report on Form 10-K for
               the year ended December 31, 1993, dated March 29, 1994.
  10.5         PubliCARD Non-employee Director Stock Option Plan.
               Incorporated by reference from PubliCARD's Annual Report on
               Form 10-K for the year ended December 31, 1993, dated March
               29, 1994.
  10.6         Asset Purchase Agreement, dated August 16, 1996, among
               Masterview Window Company, Inc., PubliCARD, Hanten
               Acquisition Co. and Masterview Acquisition Corp.
               Incorporated by reference from PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, dated
               November 14, 1996.
  10.7         Agreement and Plan of Merger, dated as of October 30, 1998, among PubliCARD, Publicker Smart Card Acquisition Co.,
               Tritheim Technologies, Inc. and the Security Holders of
               Tritheim Technologies, Inc. Incorporated by reference from
               PubliCARD's Current Report on Form 8-K, filed on December 7,
               1998.
  23.1         Consent of Arthur Andersen LLP, Stamford, Connecticut.
  23.2         Consent of Arthur Andersen LLP, San Jose, California.
  23.3         Consent of Arthur Andersen LLP, Tampa, Florida.
  23.4         Consent of Schnader, Harrison, Segal & Lewis (included in
               Exhibit 5.1).*
  24.1         Power of Attorney*
  * Previously filed.


ITEM 17.  UNDERTAKINGS.


     (a) The undersigned registrant hereby undertakes to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



     (b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of Connecticut, on August 16, 1999.


                                          PUBLICARD, INC.

                                          By: /s/ JAMES J. WEIS
                                            ------------------------------------
                                              Name: James J. Weis
                                                    Title: President and Chief
                                                    Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----

/s/ JAMES J. WEIS                                Director, Chief Executive Officer     August 16, 1999
---------------------------------------------    and President (principal executive
James J. Weis                                    officer)

*                                                Director and Chairman
---------------------------------------------
Harry I. Freund

*                                                Director and Vice Chairman
---------------------------------------------
Jay S. Goldsmith

*                                                Director
---------------------------------------------
Clifford B. Cohn

*                                                Director
---------------------------------------------
David L. Herman

*                                                Director
---------------------------------------------
L.G. Schafran

*                                                Director
---------------------------------------------
Hatim A. Tyabji

/s/ ANTONIO L. DELISE                            Vice President, Chief Financial       August 16, 1999
---------------------------------------------    Officer and Secretary (principal
Antonio L. DeLise                                financial and accounting officer)

*By: /s/ ANTONIO L. DELISE                                                             August 16, 1999
--------------------------------------------
     Antonio L. DeLise
     Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                              EXHIBIT                             PAGE NO.
-----------                              -------                             --------

   3.1 Amended and Restated Articles of Incorporation, amended and restated through November 2, 1998, of PubliCARD.
               Incorporated by reference to PubliCARD's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, dated November 9, 1998.
   3.2 By-laws of PubliCARD. Incorporated by reference to PubliCARD's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, dated March 28, 1991.
   3.3         Certificate of Designation, Preferences and Rights of Class
               A Preferred Stock, First Series. Incorporated by reference from PubliCARD's Registration Statement on Form 8-A, dated
               September 26, 1988.
   4.1 Form of option to purchase common stock of PubliCARD issued in connection with the Stock Purchase Agreement, dated April
               12, 1985, among PubliCARD, Balfour Securities Corporation and the Purchasers. Incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended
               December 31, 1994, dated March 31, 1995.
   4.2         Form of Warrant Agreement, dated 1986, between PubliCARD and
               J. Henry Schroder Bank & Trust Company, as Warrant Agent.
               Incorporated by reference from PubliCARD's Registration
               Statement on Form S-1, dated October 8, 1986.
   4.3         Form of Amendment No. 1 to Warrant Agreement, dated August
               13, 1997, between PubliCARD and Publicker Industries Inc., successor to J. Henry Schroder Bank & Trust Company, as
               Warrant Agent. Incorporated by reference from PubliCARD's
               Current Report on Form 8-K, filed on August 15, 1997.
   4.4         Form of Warrant Agreement, dated 1986, between PubliCARD and
               Drexel Burnham Lambert Incorporated. Incorporated by reference from PubliCARD's Registration Statement on Form
               S-1, dated October 8, 1986.
   4.5         Form of Amendment No. 1 to Warrant Agreement, dated August
               13, 1997, between PubliCARD and Harry I. Freund and Jay S.
               Goldsmith. Incorporated by reference from PubliCARD's
               Current Report on Form 8-K, filed on August 15, 1997.
   4.6         Amended and Restated Rights Agreement, dated as of August 7,
               1998, between PubliCARD and Continental Stock Transfer &
               Trust Company, as Rights Agent. Incorporated by reference from PubliCARD's Current Report on Form 8-K, filed on
               September 17, 1998.
   5.1 Opinion of Schnader, Harrison, Segal & Lewis with respect to legality of securities being registered.*
  10.1 Agreements, dated as of August 1987, between PubliCARD and Harry I. Freund, Jay S. Goldsmith, David L. Herman and James
               J. Weis concerning a change of control of PubliCARD.
               Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1987, filed on December 18, 1987.
  10.2 PubliCARD 1991 Stock Option Plan. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual
               Report on Form 10-K for the year ended December 31, 1991, dated August 14, 1992.
  10.3 Employment Agreement between PubliCARD and James J. Weis, dated February 17, 1987. Incorporated by reference from PubliCARD's Form 8 Amendment to PubliCARD's Annual Report on
               Form 10-K for the year ended December 31, 1991, dated August
               14, 1992.

EXHIBIT NO.                              EXHIBIT                             PAGE NO.
-----------                              -------                             --------
  10.4         PubliCARD 1993 Long Term Incentive Plan. Incorporated by
               reference from PubliCARD's Annual Report on Form 10-K for
               the year ended December 31, 1993, dated March 29, 1994.
  10.5         PubliCARD Non-employee Director Stock Option Plan.
               Incorporated by reference from PubliCARD's Annual Report on
               Form 10-K for the year ended December 31, 1993, dated March
               29, 1994.
  10.6         Asset Purchase Agreement, dated August 16, 1996, among
               Masterview Window Company, Inc., PubliCARD, Hanten
               Acquisition Co. and Masterview Acquisition Corp.
               Incorporated by reference from PubliCARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, dated
               November 14, 1996.
  10.7         Agreement and Plan of Merger, dated as of October 30, 1998, among PubliCARD, Publicker Smart Card Acquisition Co.,
               Tritheim Technologies, Inc. and the Security Holders of
               Tritheim Technologies, Inc. Incorporated by reference from
               PubliCARD's Current Report on Form 8-K, filed on December 7,
               1998.
  23.1         Consent of Arthur Andersen LLP, Stamford, Connecticut.
  23.2         Consent of Arthur Andersen LLP, San Jose, California.
  23.3         Consent of Arthur Andersen LLP, Tampa, Florida.
  23.4         Consent of Schnader, Harrison, Segal & Lewis (included in
               Exhibit 5.1).*
  24.1         Power of Attorney*
  * Previously filed.